Ohio • Kentucky • Indiana • Tennessee • West Virginia
Kevin L. Cooney
(513) 651-6712
kcooney@fbtlaw.com
April 27, 2010
Via Email (ruckmanc@sec.gov) and EDGAR
Mr. Craig Ruckman
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Annuity Investors Variable Account C Comments on Post-Effective Amendments filed pursuant to Section 485(a) on February 22, 2010 Helmsman Variable Annuity Contract, File No. 333-88300
Dear Mr. Ruckman:
On behalf of Annuity Investors Variable Account C (the “Registrant”), we are hereby submitting responses to the verbal comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) that were provided to the Registrant in a telephone call on April 7, 2010. These comments were made in connection with the filing on February 22, 2010 of a Post-Effective Amendment to the Registration Statements filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended (“1933 Act”), with the following 1933 Act File No. (the “485(a) Filing”).
The Registrant understands that the comments of the Staff, as presented in this letter, are not the legal record of the comments. We have attempted to recite the Staff comments as accurately as possible based on our notes of the April 7, 2010 telephone call.
A copy of the revised prospectus for File No. 333-88300 (“Helmsman”) the Registrant proposes, which includes changes made in response to the Staff’s comments on the prospectus in the 485(a) Filing, is attached as Attachment A (the “Helmsman Prospectus”).

201 East Fifth Street, Suite 2200	Cincinnati, Ohio 45202	513.651.6800 • 513.651.6981 fax	www.frostbrowntodd.com

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

Response to Staff Comments
1.	General – Please clarify supplementally whether the Annuity Investors Life Insurance Company (the “Company”) has entered into any guarantee or support agreements with third parties to support the Company’s guarantees under the policies.
Response:	The Company has not entered into any guarantees or support agreements with third parties to support any of the guarantees under the contracts.
2.	General – Please confirm supplementally that the contract name on the front of the prospectus is and will continue to be the same as included in the EDGAR Class Identifiers. If they are not the same, please confirm supplementally that they will be made the same by changing either the name on the prospectus or the respective EDGAR Class Identifier.
Response:	The name of the contract on the front of the prospectus is, and will continue to be, the name included in the EDGAR Class Identifier for the contract.
3.	General – Please clarify supplementally if the Registrant qualifies for and intends to rely upon Rule 12h-7 under the Exchange Act, and if so, include a statement to that effect in the prospectus.
Response:	The Registrant does not intend to rely upon Rule 12h-7 under the Securities Exchange Act of 1934.
4.	General – The use of multiple continuing supplemental prospectuses fragments the disclosure in some instances. The Staff requests that the Registrant revise the prospectus to incorporate relevant information contained in the continuing supplemental prospectuses into the main prospectus and to reduce the number of continuing supplemental prospectuses associated with the contract.
Response:	The Registrant has eliminated the supplemental prospectus related to the three-year guarantee interest rate option. With respect to the supplemental prospectus related to investment options that are no longer available with the contract, the Registrant will retain this supplemental prospectus and continue to distribute it to the limited number of contract owners who have previously allocated funds to such investment options. With respect to the supplemental prospectus related to riders that are no longer available with the contract, the Registrant will retain this supplemental prospectus and continue to distribute it to the limited number of contract owners who purchased contracts with these riders. The Registrant believes that targeted use of these supplemental prospectuses, which is similar to the approach described in the instructions to Item 11 of Form N-4, is appropriate because this approach ensures that affected contract owners receive relevant

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

information and unaffected contract owners are not confused by the receipt of irrelevant information.
5.	Expense Tables – Table A – Please convert the descriptive text in the table to table footnotes.
Response:	The Registrant made the requested changes.
6.	Expense Tables – Table A: Contract Owner Transaction Expenses (CDSC) – Please add a footnote to Contingent Deferred Sales Charge in the table that provides (a) that the CDSC will be waived under certain circumstances, (b) includes a cross-reference to the Charges section of the prospectus and (c) if accurate, confirm that the CDSC will be charged when the contract is annuitized.
Response:	The Registrant has added a footnote to Maximum Contingent Deferred Sales Charges in Table A that provides additional information about CDSCs, including that the CDSC may be waived under certain circumstances. In addition, a cross-reference to the Charges and Deductions section of the prospectus was included in the new footnote. The CDSC does not apply to any annuitization under the contract.
7.	Expense Tables – Table A: Contract Owner Transaction Expenses (Loan Interest Spread) – Please clarify in a footnote to Table A and in the Contract Loans section of the prospectus the “maximum loan rate” and the components of the “loan interest spread”. In addition, please include the collateralization requirements for contract loans in the footnote.
Response:	The narrative text under Loan Interest Spread in Table A was moved to a footnote. The footnote was expanded to include information regarding the collateralization requirements for contract loans, the maximum loan rate of the Company and the components of the loan interest spread.
8.	Expense Tables – Narrative Following Table C: Total Annual Portfolio Operating Expenses – In the paragraph discussing the Ibbotson Portfolios following Table C, please add disclosure that the contract holder will effectively be paying the management fees of the “acquired funds.”
Response:	The Registrant has added the requested statement.
9.	Examples – Please make the title for Table B and the description of the applicable fees in the Examples consistent for ease of cross-reference. In addition, please confirm that the CDSC will not be referred to as the “early withdrawal charge”.
Response:	The reference in the first paragraph under the Examples heading of the prospectus was modified to refer to Annual Expenses, which is the same as

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

the title to Table B. The CDSC will not be referred to as an “early withdrawal charge” and an inadvertent reference as such was deleted.
10.	Examples – Why do the example assumptions refer to a “minimum” and “maximum” Separate Account annual expenses if they are the same? If no difference, please remove “minimum” and “maximum” descriptors. Please confirm supplementally that Expense Tables — Table B includes the maximum expense amounts.
Response:	The Registrant confirms that the maximum expense amounts are included in Table B of the Expense Tables. The Registrant revised the descriptions of the examples to clarify any references to the “minimum Separate Account annual expenses” or “maximum Separate Account annual expenses.”
11.	Examples – From a review of the examples, the Staff assumes that the CDSC is imposed upon annuitization. Please direct the Staff to the disclosure in the prospectus of the imposition of the CDSC upon annuitization. In addition, if such disclosure is not included in the prospectus, please add the appropriate disclosure regarding the imposition of the CDSC upon annuitization.
Response:	The CDSC does not apply to any annuitization under the contracts. The Registrant has revised the Examples section to specifically indicate whether the CDSC applies to the transactions illustrated in each of the examples.
12.	Overview – What Benefits are Available Under the Contract? – Please add a statement that describes that a withdrawal of Account Value may result in a reduction of the Death Benefit amount by more than the amount of the withdrawal.
Response:	The Registrant has added the requested statement.
13.	Fixed Accounts – Please include a statement that the Fixed Accounts are part of the Company’s general accounts.
Response:	The Registrant has added the requested statement.
14.	Purchase Payments and Allocations to Investment Options – In the opening paragraph, please add a cross-reference to the Automatic Transfer Programs.
Response:	The Registrant has added the requested cross-reference.
15.	Purchase Payments – Please capitalize the term “Good Order” throughout the prospectus.
Response:	The Registrant has capitalized the term “Good Order” throughout the prospectus.

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

16.	Purchase Payments – Please add a discussion regarding how Net Investment Factors are determined.
Response:	The Registrant added a discussion of the Net Investment Factor in the Definitions section of the prospectus.
17.	Purchase Payments – Please clarify whether the amounts allocated to a Fixed Account Option with Guarantee Period are subject to penalty for transfer out of such Fixed Account Option with Guarantee Period prior to the maturity of the guarantee period.
Response:	The Registrant has added disclosure to the Fixed Account section of the prospectus and the Transfers section of the prospectus to clarify that there is no penalty for such transfers prior to the maturity of the guarantee period but that such transfers are limited in amount.
18.	Principal Guarantee Program – Please provide an example as to how the Principal Guarantee Program works.
Response:	The Registrant has provided the requested information.
19.	Charges and Deductions – In the Charges and Deductions section, please add a cross reference to the Contract Loans section of the prospectus for a description of loan-related expenses.
Response:	In the Charges and Deductions section of the prospectus, the Registrant has added a brief description of the fees, charges and other costs (e.g., loan interest rate spread) associated with contract loans and a cross-reference to the Contract Loans section of the prospectus.
20.	Charges and Deductions – CDSC – Please indicate if the CDSC will be deducted from the amount withdrawn or from the remaining contract value and please clarify whether the CDSC is assessed versus the oldest premium payments first.
Response:	In the Charges and Deductions section of the prospectus, the Registrant has added a new paragraph labeled “Deductions for Contingent Deferred Sales Charges When You Make a Withdrawal,” where the Registrant explains that the CDSC will be deducted from the remaining contract value and provides and example. In addition, the Registrant has added the following statement for clarification: “For purposes of calculating the CDSC, we process withdrawals against purchase payments in the order in which we receive them.”
21.	Accumulation Period — Transfers – Please revise the table on current transfer restrictions that clarifies and distinguished the differences between the Fixed Accumulation Account and the

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

Fixed Account Guarantee Period options that also includes the impact of any restrictions on transfer.
Response:	The Registrant has revised the table on current transfer restrictions.
22.	Accumulation Period — Transfers – Please clarify if there (a) is a minimum amount that can be transferred to the Fixed Accumulation Account, (b) are any restrictions for making transfers from a Fixed Account Guarantee Period option that is maturing and (c) if amounts in a maturing Fixed Account Guarantee Period option automatically “roll over” into a certain option or subaccount.
Response:	The Registrant has revised the disclosure to clarify the minimum amount that can be transferred to the Fixed Accumulation Account, the restrictions imposed on making a transfer from a Fixed Account Guarantee Period option, and whether amounts allocated to a Fixed Account Guarantee Period option automatically “roll-over” at the maturity of the guarantee period.
23.	Accumulation Period — Surrenders – Please clarify whether the partial surrender amount will be reduced by any applicable CDSC and please add a “plain English” description for the term “first-in, first-out”.
Response:	The Registrant added a statement that the CDSC will be deducted from the remaining contract value and inserted a cross-reference to the “Deductions for Contingent Deferred Sales Charges” section of the prospectus. In addition, the Registrant has deleted the reference to “first in, first out” and substituted the following text: “in the order in which we receive them.”
24.	Accumulation Period – Long-Term Care Waiver Rider – Please clarify the method by which the Long-Term Care Waiver Rider is selected.
Response:	The Long-Term Care Waiver Rider is automatically provided with all contracts, unless it is not available in the applicable state.
25.	Accumulation Period – Contract Loans – Please clarify if, and if so how, the interest charged on a contract loan is capitalized.
Response:	The Registrant added disclosure to the Contract Loans section of the prospectus to address this comment.
26.	Accumulation Period – Contract Loans – Please clarify if there are any transfer restrictions imposed on the amounts transferred to the Fixed Accumulation Account as collateral for a contract loan. In addition, are such restrictions still applicable on those amounts in the Fixed Accumulation Account once the loan is repaid? In other words, as the loan is repaid how does the repayment of the loan affect the amounts transferred as collateral to the Fixed

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

Accumulation Account and the ability to transfer such amounts out from the Fixed Accumulation Account?
Response:	The restrictions on transfers to and from the Fixed Accumulation Account do not apply to transfers of collateral into and out of the Fixed Accumulation Account. The Registrant has added disclosure explaining this exception in the Contract Loans section of the prospectus. The Registrant has added disclosure that the amount of collateral required must equal 110% of the outstanding loan and that the contract owner will be permitted to transfer excess collateral out of the Fixed Accumulation Account to the other Subaccounts.
27.	Accumulation Period – Contract Loans – Please clarify how Purchase Payments are treated while a loan is outstanding and when are they applied to reduce the amount of outstanding loans?
Response:	The Registrant treats Purchase Payments and loan repayments separately. The Registrant has added disclosure that Purchase Payments made while the loan is outstanding are not treated as loan repayments and will not reduce the amount of outstanding loans.
28.	Accumulation Period – Contract Loans – Please clarify whether loan repayment amounts are treated as Purchase Payments for purposes of the CDSC.
Response:	The Registrant treats Purchase Payments and loan repayments separately. The Registrant has added disclosure that loan repayment amounts are not treated as Purchase Payments for purposes of the CDSC.
29.	Accumulation Period – Contract Loans – Please clarify whether there is any restriction on annuitizing the Contract while a loan remains outstanding.
Response:	The Registrant requires the contract owner to pay all contract loans in full before annuitizing the contract. The Registrant has added disclosure to clarify this requirement.
30.	Annuity Benefit – Please clarify if there are tax consequences to annuitizing the contract when a loan is outstanding.
Response:	Because the contract owner cannot annuitize the contract when a loan is outstanding, the Registrant has not added a discussion about the tax consequences of annuitizing when a loan is outstanding.

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

31.	Death Benefit – Death Benefit Amount – Please add a statement that describes that a withdrawal of Account Value may result in a reduction of the Death Benefit amount by more than the amount of the withdrawal.

	Response:	The Registrant has added the requested statement.

32.	Death Benefit – Death Benefit Amount – Please provide an example of the available Death Benefit amounts and include the effect of a partial surrender/withdrawal on such amounts.

	Response:	The Registrant has revised the included example to accommodate the Staff’s comments.

33.	Payment of Benefits – Please provide a discussion concerning the fixed dollar benefits and variable dollar benefits, including (a) what makes each “fixed” versus “variable”, (b) how initial payments are determined and (c) the importance of the assumed investment rate of return used to set the initial payment amounts and how may vary based upon actual performance.

	Response:	The Registrant has added a discussion concerning fixed dollar benefits and variable dollar benefits.

34.	Settlement Options – Please clarify that the settlement options are available with respect to both fixed dollar benefits and variable dollar benefits.

	Response:	The Registrant has added language to the prospectus that clarifies that both fixed dollar benefits and variable dollar benefits are available for each of the settlement options.

35.	Benefit Payment Period – Settlement Options – Please clarify the impact of the annuitant dying if a settlement option based on a fixed period is elected and that the death of the annuitant if a settlement option based upon a life contingency may result in only a single payment being made.

	Response:	The Registrant has added language to the prospectus to explain that (a) if a fixed period settlement option is selected, the death of the annuitant will not impact the payments and that they will continue for the remainder of the period and (b) if the life contingency settlement option is selected, the death of the annuitant may result in only a single payment being made.

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

36.	Appendix B – If true, please add a statement to the effect that the Company has entered into an Information Sharing Agreement with the underlying Portfolios as required by Rule 22c-2 of the 1940 Act.

	Response:	The Registrant has added a statement regarding Information Sharing Agreements as required by Rule 22c-2 of the Investment Company Act of 1940.

37.	Appendix B – U.S. Mail Restrictions – In the U.S. Mail Restrictions on Managers of Multiple Contracts section of Appendix B, please disclose the situations where such persons may submit transfer requests other than by mail.

	Response:	The Registrant has added the following statement to the prospectus: “The Company may permit a manager of multiple contracts to submit transfer requests other than by mail upon written request if contracts are managed independently rather than in the aggregate. The manager of multiple contracts must provide the Company with sufficient information regarding the management methodology to support the representation that aggregate transfers will not be an intended or unintended consequence of day to day management decisions. The Company will monitor the contracts associated with the grant of any exception and, in the event a pattern of aggregate transactions emerges, again require transfer request via U.S. mail.”

38.	Appendix B – Other Restrictions – Please identify and provide examples of the “unanticipated financial emergencies” where the Company would waive the transfer restriction procedures.

	Response:	The Registrant has added the following statement to the prospectus: “For example, if extent economic conditions arise such that the impact of short-term trading is benign or a positive, the Company may allow it.”

39.	Prospectus Supplement: Guaranteed Minimum Withdrawal Benefit Rider (GMWB) and Guaranteed Lifetime Benefit Rider (GLWB) – Please add an overview section that briefly summarizes the key benefits of each rider and distinguished between the two. Please update the cross-reference to the “Designated Subaccounts” to the proper section of the prospectus.

	Response:	The Registrant has added an Overview section after the Supplement to Examples section of the document and has revised the cross-reference to additional information about the Designated Subaccounts.

40.	Prospectus Supplement: Guaranteed Minimum Withdrawal Benefit Rider (GMWB) and Guaranteed Lifetime Benefit Rider (GLWB) – In the discussion of the GMWB, please clarify when the Company may decline to reset the Benefit Base Amount. In addition, please

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

revise the textual discussion regarding the Roll-up Base Amount and the provided example to clarify how such amount is calculated and that the example is determined in the same manner as described in the narrative.

	Response:	The Registrant has added the following text in the Reset Opportunities discussions: “If you do not elect a reset by Written Request on an applicable Contract Anniversary or request automatic resets, we will not reset the Benefit Base Amount even if your Account Value is higher than the Benefit Base Amount on the Contract Anniversary.” In the Rollup Base Amount discussion of the GLWB, the Registrant has included the formulas for calculating the Rollup Base Amount and the Rollup Interest Credit and, after each example, has included a table showing how these amounts were calculated in the example.

41.	Prospectus Supplement: Guaranteed Minimum Withdrawal Benefit Rider (GMWB) and Guaranteed Lifetime Benefit Rider (GLWB) – Under the discussion of Reset Opportunities, please clarify if resets are available after the Benefit Start Date.

	Response:	Resets are not available after the Benefit Start Date. The Registrant has added a statement to this effect to both Reset Opportunities sections.

42.	Prospectus Supplement: Guaranteed Minimum Withdrawal Benefit Rider (GMWB) and Guaranteed Lifetime Benefit Rider (GLWB) – In the discussion, please revise the Activation of the Rider section to explain that the GMWB may not be activated when the GLWB is in effect (rather than when the GMWB is in effect).

	Response:	The Registrant made the requested correction.

43.	Prospectus Supplement: Cancelled Riders – Where applicable, please provide a statement that excess withdrawals may adversely affect or terminate the riders. In addition, please provide examples of how the optional riders operate.

	Response:	The Registrant has added the requested statement where appropriate.
          The Tandy representations, executed by the Registrant, is included with this letter as Attachment B.

Mr. Craig Ruckman
Securities and Exchange Commission
April 27, 2010

          The Helmsman Prospectus, which reflects the applicable revisions discussed above, is included with this letter. They also contain the following updated material:
•	updated information related the underlying Portfolios

•	updated information related to the loan interest spread

•	updated costs in the examples

•	updated financial information

•	updated text in the Federal Tax Matters section
          The revised prospectus includes corrections to typographical errors, additional customer service contact information, and clarifying references related to domestic partners.
          Please contact Kevin L. Cooney at (513) 651-6712 or kcooney@fbtlaw.com immediately for responses to any questions or comments.

Frost Brown Todd LLC
By:	/s/ Kevin L. Cooney
Kevin L. Cooney

KLC: jss
cc:	Ms. Karen McLaughlin (via email)

Attachment A
Prospectus for File No. 333-88300
Helmsman Prospectus

201 East Fifth Street, Suite 2200	Cincinnati, Ohio 45202	513.651.6800 • 513.651.6981 fax	www.frostbrowntodd.com

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
THE COMMODORE HELMSMAN®
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITIES
PROSPECTUS DATED MAY 1, 2010
This prospectus describes individual flexible premium deferred annuity contracts (the “Contracts”). Annuity Investors Life Insurance Company® (the “Company”) is the issuer of the Contracts. The Contracts are available for tax-qualified and non-tax-qualified annuity purchases. All Contracts are designed to be eligible for tax-deferred treatment during the Accumulation Period. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.
The Contracts offer both variable and fixed investment options. The variable investment options under the Contracts are Subaccounts of Annuity Investors® Variable Account C (the “Separate Account”). The Contracts currently offers the Subaccounts listed below. Each Subaccount is invested in shares of a registered investment company or a portfolio thereof (each, a “Portfolio”). The Portfolios are listed below.

American Century Variable Portfolios	Janus Aspen Series
-Large Company Value Fund-Class II	-Balanced Portfolio-Service Shares
-Mid Cap Value Fund-Class II	-Enterprise Portfolio-Service Shares
-Ultra® Fund-Class II	-Janus Portfolio-Service Shares -Service Shares
-VistaSM Fund-Class I	-Overseas Portfolio-Service Shares

Calamos®Advisors Trust	Morgan Stanley—The Universal Institutional Funds, Inc.
-Growth and Income Portfolio	-Mid-Cap Growth Portfolio-Class I
-U.S. Real Estate Portfolio-Class I
Davis Variable Account Fund, Inc.
-Value Portfolio	Neuberger Berman Advisers Management Trust
-Guardian Portfolio-Class S
Dreyfus Investment Portfolios	-Small-Cap Growth Portfolio-Class S
-Technology Growth Portfolio-Initial Shares
Oppenheimer Variable Account Funds
The Dreyfus Socially Responsible Growth Fund, Inc.-SS	-Capital Appreciation Fund-Service Shares
-Global Securities Fund-Service Shares
Dreyfus Stock Index Fund, Inc.-Service Shares	-Main Street Fund®-Service Shares
-Main Street Small Cap Fund-Service Shares
Dreyfus Variable Investment Funds
-Appreciation Portfolio-Service Shares	PIMCO Variable Insurance Trust
-Money Market Portfolio	-High Yield Portfolio-Administrative Class
-Real Return Portfolio-Administrative Class
Financial Investors Variable Insurance Trust	-Total Return Portfolio-Administrative Class
-Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
-Ibbotson Conservative ETF Asset Allocation Portfolio-Class II	Rydex Variable Trust
-Ibbotson Growth ETF Asset Allocation Portfolio-Class II	-Rydex|SGIVT U.S. Long Short Momentum Fund
-Ibbotson Income/Growth ETF Asset Allocation Portfolio-Class II
Wilshire Variable Insurance Trust
Franklin Templeton Variable Insurance Products Trust	-2015 ETF Fund
-Templeton Foreign Securities Fund-Class 2	-2025 ETF Fund
-2035 ETF Fund
Invesco Variable Insurance Funds*

-Invesco V.I. Capital Development Fund-Series II Shares	-Invesco V.I. Mid Cap Core Equity Fund-Series II Shares
-Invesco V.I. Core Equity Fund-Series I Shares	-Invesco V. I. Small Cap Equity Fund-Series I Shares
-Invesco V.I. Financial Services Fund-Series I Shares	-Invesco V.I. Utilities Fund-Series II
-Invesco V.I. Global Health Care Fund -Series I Shares	-Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Class I
-Invesco V.I. Government Securities Fund-Series II Shares	-Invesco Van Kampen V.I. Value Portfolio-Class I

*	The full legal name of Invesco Variable Insurance Funds is AIM Variable Insurance Funds (Invesco Variable Insurance Funds).

ii

2010 Portfolio Changes — The list above and this prospectus reflects the name changes and transactions described below.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 25, 2010, the Rydex VT All-Cap Opportunity Fund, a series of the Rydex Variable Trust, changed its name to the Rydex|SGIVT U.S. Long Short Momentum Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Value Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.

The fixed investment options are provided through the Company’s Fixed Account. The Contracts currently offers the following fixed investment options:
•	Fixed Accumulation Account

•	Three-Year Guaranteed Interest Rate Option

•	Seven-Year Guaranteed Interest Rate Option
This prospectus includes information you should know before investing in the Contracts. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.
A Statement of Additional Information (“SAI”), dated May 1, 2010 contains more information about the Separate Account and the Contracts. The Company filed the SAI with the Securities and Exchange Commission. It is part of this prospectus. For a free copy, complete and return the form on the last page of this prospectus, or call the Company at 1-800-789-6771. You may also access the SAI (as well as all other information regarding the Contracts, the Separate Account or the Company) at the Securities and Exchange Commission’s web site: http://www.sec.gov. The registration number is 333-88300. The table of contents for the SAI is printed on the last page of this prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
These securities may be sold by a bank or credit union, but are not financial institution products.
•	The Contracts are Not FDIC or NCUSIF Insured

•	The Contracts are Obligations of the Company and Not of the Bank or Credit Union

•	The Bank or Credit Union Does Not Guarantee the Company’s Obligations Under the Contracts

•	The Contracts Involve Investment Risk and May Lose Value
Right to Cancel
You may cancel a Contract within 20 days after you receive it. The right to cancel may be longer in some states. In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts prior to cancellation. The right to cancel may not apply to group Contracts. The right to cancel is described more fully in the Right to Cancel section of this prospectus.

iv

v

DEFINITIONS
The capitalized terms defined on this page will have the meanings given to them when used in this prospectus. Other terms which may have a specific meaning under the Contracts, but which are not defined on this page, will be explained in the sections of this prospectus where they are primarily used.
Account Value
The value of a Contract during the Accumulation Period. It is equal to the sum of the value of the Owner’s interest in the Subaccounts and the Owner’s interest in the Fixed Account options.
Accumulation Period
The period during which purchase payments and accumulated earnings are invested according to the investment options elected. The Accumulation Period ends when a Contract is annuitized or surrendered in full, or on the Death Benefit Valuation Date.
Accumulation Unit
A share of a Subaccount that an Owner purchases during the Accumulation Period.
Accumulation Unit Value
The value of an Accumulation Unit at the end of a Valuation Period.
The initial Accumulation Unit Value for each Subaccount other than the money market Subaccount was set at $10. The initial Accumulation Unit Value for the money market Subaccount was set at $1. The initial Accumulation Unit Value for a Subaccount was established at the inception date of the Separate Account, or on the date the Subaccount was established, if later.
After the initial Accumulation Unit Value is established, the Accumulation Unit Value for a Subaccount at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Subaccount for the current Valuation Period.
A Net Investment Factor of 1 produces no change in the Accumulation Unit Value for that Valuation Period. A Net Investment Factor of more than 1 or less than 1 produces an increase or a decrease, respectively, in the Accumulation Unit Value for that Valuation Period. The Accumulation Unit Value will vary to reflect the investment experience of the applicable Portfolios.
Annuity Commencement Date
The first day of the first payment interval for which an annuity benefit payment is to be made. For tax-qualified forms, the Annuity Commencement Date generally must be no later than the Contract anniversary following the Owner’s 70th birthday. For non-tax-qualified forms, the Annuity Commencement Date is generally the Owner’s 85th birthday, or five years after the Contract’s effective date, if later.
Benefit Payment Period
The period during which either annuity benefit or death benefit payments are paid under a settlement option. The Benefit Payment Period begins on the first day of the first payment interval in which a benefit payment will be paid.
Benefit Unit
A share of a Subaccount that is used to determine the amount of each variable dollar payment during the Benefit Payment Period.
Benefit Unit Value
The value of a Benefit Unit at the end of a Valuation Period.
The initial Benefit Unit Value for a Subaccount will be set equal to the Accumulation Unit Value for that Subaccount at the end of the first Valuation Period in which a variable dollar benefit is established by the Company. Thereafter, the Benefit Unit Value for a Subaccount at the end of a Valuation Period is determined by multiplying the previous Benefit

Unit Value by the Net Investment Factor for that Subaccount for the current Valuation Period, and multiplying the number again by a daily investment factor for each day in the Valuation Period. The daily investment factor reduces the previous Benefit Unit Value by the daily amount of the assumed interest rate (3% per year, compounded annually) which is already incorporated in the calculation of variable dollar benefit payments.
Death Benefit Valuation Date
The date the death benefit is valued. It is the date that the Company receives both proof of the death of the Owner and instructions as to how the death benefit will be paid. If instructions are not received within one year of the date of death, the Death Benefit Valuation Date will be one year after the date of death.
Good Order
We cannot process information or a request until we have received your instructions in “Good Order” at our Administrative Offices. We will consider information or a request to be in “Good Order” when we have actually received a Written Request, along with all the information and other legal documentation that we require to process the information or request. To be in “Good Order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to process the information or request
Fixed Account
The Fixed Account is part of the Company’s general account. The Fixed Account options are listed in the “Fixed Account” section of this prospectus.
Net Investment Factor
The factor that represents the percentage change in the Accumulation Unit Values and Benefit Unit Values from one Valuation Period to the next. The Net Investment Factor for each Valuation Period reflects changes to the net asset value of the underlying Portfolio, dividends or capital gains distributions by the Portfolio, credits and charges for tax reserves with respect to the Subaccount, and the mortality and expense risk charges and administration charges.
Owner
For purposes of this prospectus, references to Owner mean the owner of an individual annuity contract.
Portfolio
A registered investment company or a portfolio of a registered investment company in which the corresponding Subaccount invests. The Portfolios are listed on the cover page of this prospectus.
Purchase Payments
An amount paid to us for this Contract, less any fee charged by the person remitting payments and the deduction of applicable premium or other taxes.
Separate Account
Annuity Investors Variable Account C, which is an account that was established and is maintained by the Company.
SEC
Securities and Exchange Commission
Subaccount
A subdivision of the Separate Account. Each Subaccount invests in the shares of the corresponding Portfolio listed on the cover page of this Prospectus.
Valuation Date
A day on which Accumulation Unit Values and Benefit Unit Values can be calculated. Each day that the New York Stock Exchange is open for business is a Valuation Date.
Valuation Period
The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.

Additional Definitions

➢	The words “we” “us” and “our” in this prospectus refer to the Company.

➢	The words “you” and “your” in this prospectus refer to the Owner as defined above.

Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us and

•	on our form or in a manner satisfactory to us and

•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Additional Details
The Statement of Additional Information contains more information about Accumulation Units and Benefit Units. It also contains the formula for determining the Net Investment Factor for any Subaccount for any Valuation Period and an explanation of how the following values are calculated:
•	Variable account value

•	Fixed account value

•	Accumulation Unit Values; and

•	Benefit Unit values
EXPENSE TABLES
These tables describe the fees and expenses that you will pay when you buy, hold or withdraw amounts from the Contract.
Table A: Contract Owner Transaction Expenses
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, withdraw amounts from the Contract, surrender the Contract, transfer cash value between investment options or borrow money under the Contract. Premium taxes may also be deducted.

	Current	Maximum
Maximum Contingent Deferred Sales Charge (as to purchase payments only)(1)	7.00%	7.00%
Transfer Fee(2)	$25	$30
Annual Automatic Transfer Program Fee	None	$30
Annual Systematic Withdrawal Fee	None	$30
Loan Interest Spread(3)	3.00%	5.00%

(1)	The contingent deferred sales charge is calculated as a percentage of Purchase Payments withdrawn or surrendered. This charge applies to each Purchase Payment separately. The charge on each Purchase Payment decreases to zero after 7 years. We may waive the contingent deferred sales charge under certain circumstances. See the Charges and Deductions section of this prospectus for more information about the contingent deferred sales charge and the circumstances in which it may be waived.

(2)	The transfer fee currently applies to transfers in excess of 12 in any Contract Year.

(3)	Generally we require collateral in an amount equal to 110% of the outstanding loan balance. The loan interest spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to your collateral. Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate that we credit to collateral is 3%, the maximum loan interest spread is 5%.

Table B: Annual Expenses
The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses. Separate Account annual expenses are shown as a percentage of average account value.

Annual Contract Maintenance Fee	$30
Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.25%
Administration Charge	0.15%
Total Separate Account Annual Expenses	1.40%
If you surrender your Contract, we will apply the contract maintenance fee at that time.
If you were a Contract Owner prior to May 1, 2003 and you purchased Optional Guaranteed Minimum Income Benefit Endorsement, the Optional Earnings Enhancement Rider and the Optional Enhanced Death Benefit Rider (collectively, the “Optional Riders”), please see Appendix C for additional information regarding the Optional Riders.
Table C: Total Annual Portfolio Operating Expenses
The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These expenses are deducted from Portfolio assets and include management fees, distribution and service (12b-1) fees, acquired fund fees and other expenses. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Before any fee reduction or expense reimbursement	0.54%	2.47%
After contractual fee reductions and/or expense reimbursements(1)	0.54%	1.71%

(1)	Contractual fee reductions and/or expense reimbursements related to a Portfolio will continue for a period that ends on a specific date. The shortest period will end on September 30, 2010 and the longest period will end on December 31, 2013.

The information about Portfolio expenses that we used to prepare this table was provided to us by the Portfolios. We have not independently verified the Portfolio expense information. The minimum and maximum expenses shown in the table are for the year ended December 31, 2009. Actual expenses of a Portfolio in future years may be higher or lower.
The Portfolios in the Financial Investors Variable Insurance Trust (Ibbotson portfolios) and the Wilshire Variable Insurance Trust (Wilshire portfolios) are structured as “fund of funds” and invest in other investment companies (“Acquired Funds”). As a result, each Ibbotson portfolio and each Wilshire portfolio will likely incur higher expenses than fund that invest directly in securities and you will effectively be paying a portion of the management fees and other expenses of the Acquired Funds.
The minimum expenses, both before and after any fee reduction and/or expense reimbursement, are the expenses of the Dreyfus Stock Index Fund, Inc.
The maximum expenses before fee reductions and/or expense reimbursements are the expenses of the Neuberger Berman Small Cap Growth Portfolio. The adviser to this Neuberger Berman Portfolio has undertaken through December 31, 2013 to waive fees and/or reimburse certain operating expenses, including compensation of the adviser and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.40% of the average daily net asset value of the Neuberger Berman Small Cap Growth Portfolio. The expense limitation arrangement for the Neuberger Berman Small Cap Growth Portfolio is contractual and any excess expenses can be repaid to the Portfolio’s adviser within three years of the year incurred, provided such recoupment would not cause the Portfolio to exceed its limitation.
The maximum expenses after fee reductions and/or expense reimbursement, are the expenses of the Rydex|SGIVT U.S. Long Short Momentum Fund.
Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the Contract Owner transaction expenses (described in Table A above), the Annual Expenses (described in Table B above), and Portfolio operating expenses (described in Table C above). Your actual costs may be higher or lower than the costs shown in the examples. By comparing the costs shown in the tables below, you can see the impact of contingent deferred sales charges on your costs.
Example 1: Contract with Maximum Fund Operating Expenses
Assumptions

•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.

•	The annual contract maintenance fee ($30), the Separate Account annual expenses (1.40%), and the maximum Portfolio expenses (2.47% before reimbursement or 1.71% after reimbursement) are incurred.

In this table, we assume that you surrender your Contract at the end of the period. We also assume that the applicable contingent deferred sales charge is incurred. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$1,125	$2,048	$2,878	$5,498
After reimbursement	$1,049	$1,815	$2,480	$4,650
In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract at the end of the period. The contingent deferred sales charge does not apply in these situations. n this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$425	$1,348	$2,378	$5,498
After reimbursement	$349	$1,115	$1,980	$4,650
Example 2: Contract with Minimum Fund Operating Expenses
Assumptions

•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.

•	The annual contract maintenance fee ($30), the Separate Account annual expenses (1.40%), and the minimum Portfolio expenses (0.54%) are incurred.

In this table, we assume that you surrender your Contract at the end of the period. We also assume that the applicable contingent deferred sales charge is incurred. In this case, your costs would be:

1 year	3 years	5 years	10 years
$931	$1,444	$1,833	$3,201
In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract at the end of the period. The contingent deferred sales charge does not apply in these situations. In this case, your costs would be:

1 year	3 years	5 years	10 years
$231	$744	$1,333	$3,201
FINANCIAL INFORMATION
Condensed Financial Information
Condensed financial information for the Contracts is set forth in Appendix A to this prospectus. It includes:

•	year-end accumulation unit values for each Subaccount for each of the last 10 fiscal years through December 31, 2009, or from the end of the year of inception of a Subaccount, if later, to December 31, 2009; and

•	number of accumulation units outstanding as of the end of each period or year.

Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.

OVERVIEW
What is the Separate Account?
The Separate Account is a unit investment trust registered with the SEC under the Investment Company Act of 1940. The Separate Account is divided into Subaccounts. Each Subaccount is invested in one of the Portfolios listed on the cover page of this prospectus. If you choose a variable investment option, you are investing in the Subaccounts, not directly in the Portfolios.
What Are the Contracts?
The Contracts are individual deferred variable annuities, which are insurance products. The Contracts are sold with a fee structure that is described in the Expense Tables of this prospectus. The Contracts are available in both tax-qualified and non-tax-qualified forms, both of which are designed to be eligible for tax-deferred investment status. See the Federal Tax Matters section of this prospectus for more information about tax qualifications and taxation of annuities in general. During the Accumulation Period, the amounts you contribute can be allocated among any of the then available variable investment options and Fixed Account options. The variable investment options are the Subaccounts of the Separate Account, each of which is invested in a Portfolio. The Owner bears the risk of any investment gain or loss on amounts allocated to the Subaccounts. The Fixed Account options earn a rate of interest declared from time to time by the Company, which will be no less than the minimum permitted under the law of the state when and where the Contract is issued. The Company guarantees amounts invested in the Fixed Account options and the earnings thereon so long as those amounts remain in the Fixed Account.
During the Benefit Payment Period, payments can be allocated between variable dollar and fixed dollar options. If a variable dollar option is selected, Benefit Units can be allocated to any of the Subaccounts that are then available.
What Benefits Are Available under the Contract?

Annuity Benefit	When the Contract is annuitized, we promise to pay a stream of Annuity Benefit payments for the duration of the settlement option selected.

Death Benefit	A Death Benefit will be paid under the Contract if the Owner dies during the Accumulation Period.
A partial surrender or withdrawal from the Contract may result in the reduction of the Death Benefit that is greater than the amount of the partial surrender or withdrawal.
What Are the Risks Related to the Contract?
The variable investment options to which you allocate Purchase Payments may lose value, which would cause your Account Value to decrease. We may not be able to pay claims related to the annuity or death benefits. A penalty tax may be imposed at the time of a withdrawal or a surrender depending on your age and other circumstances.
How Do I Purchase or Cancel a Contract?
The requirements to purchase a Contract are explained in The Contracts section of this prospectus. You may purchase a Contract only through a licensed securities representative. You may cancel a Contract within ten days after you receive it (the right to cancel may be longer in some states). In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts prior to cancellation. The right to cancel is described in the Right to Cancel section of this prospectus.
Will Any Penalties or Charges Apply If I Make Withdrawals or Surrender a Contract?
A contingent deferred sales charge (“CDSC”) may apply to amounts withdrawn or surrendered depending on the timing and amount of the withdrawal or surrender. The maximum CDSC is 7% for each purchase payment. The CDSC percentage decreases to 0% after seven years from the date of receipt of each purchase payment. Withdrawal and surrender procedures and the CDSC are described in the Surrender and Withdrawals section of this prospectus. A penalty tax may also be imposed at the time of a withdrawal or surrender depending on your age and other circumstances of the withdrawal or surrender. Tax consequences of a withdrawal or surrender are described in the Federal Tax Matters section of this prospectus. The right to make withdrawals or surrender may be restricted prior to age 591/2 if the Contract is issued with a tax sheltered annuity endorsement or an employer plan endorsement.

What Other Charges and Deductions Apply to the Contract?
Other than the CDSC, the Company will charge the fees and charges listed below unless the Company reduces or waives the fee or charge as discussed in the Charges and Deductions section of this prospectus:
•	a transfer fee for certain transfers among investment options;

•	an annual contract maintenance fee;

•	a mortality and expense risk charge, which is an expense of the Separate Account and charged against all assets in the Subaccounts (this charge may never be waived);

•	an administration charge, which is an expense of the Separate Account and charged against all assets in the Subaccounts; and

•	premium taxes, if any.
In addition to charges and deductions under the Contracts, the Portfolios incur expenses that are passed through to Owners. Portfolio expenses for the fiscal year ended December 31, 2009 are described in the prospectuses and SAIs for the Portfolios.
How Do I Contact the Company?
Any questions or inquiries should be directed to the Company’s Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, 1-800-789-6771. Please include the Contract number and the Owner’s name. You may also contact us through our web site, www.gafri.com.
THE PORTFOLIOS
Overview
The Separate Account currently offers the following Subaccounts, each of which is invested in a Portfolio with its own investment objectives and policies. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the investment objectives and policies of each Portfolio, the investment advisory services and administrative services of each Portfolio and the charges of each Portfolio. There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment practices and/or policies of any of the Portfolios. You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of purchase payments to, or transfers among, the Subaccounts. For a copy of any prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-4523, call us at 1-800-789-6771, or go to our website at www.gafri.com.
The Company and/or its affiliates may directly or indirectly receive payments from the Portfolios and/or their service providers (investment advisers, administrators and/or distributors) in connection with certain administrative, marketing and other services provided by the Company and/or its affiliates and expenses incurred by the Company and/or its affiliates. The Company and/or its affiliates generally receive three types of payments: Rule 12b-1 fees, support fees and other payments. The Company and its affiliates may use the proceeds from these payments for any corporate purpose, including payment of expense related to promoting, issuing, distributing and administering the Contracts, marketing the underlying Portfolios, and administering the Separate Account. The Company and its affiliates may profit from these payments. More information about these payments is included in the Statement of Additional Information.
Portfolios, Share Classes, Advisors and Portfolio Investment Categories

SHARE
PORTFOLIO	CLASS	ADVISOR	INVESTMENT CATEGORY
American Century Variable Portfolios, Inc.

Large Company Value Fund	Class II	American Century Investment Management	Large cap value

Mid Cap Value Fund	Class II	American Century Investment Management	Mid cap value

Ultra® Fund	Class II	American Century Investment Management	Large cap growth

VistaSM Fund	Class I	American Century Investment Management	Mid cap growth

SHARE
PORTFOLIO	CLASS	ADVISOR	INVESTMENT CATEGORY
Calamos® Advisors Trust

Growth and Income Portfolio	n/a	Calamos Advisors LLC	Balanced: Moderate allocation

Davis Variable Account Fund, Inc.

Value Portfolio	n/a	Davis Selected Advisers, L.P. Sub-Adviser: Davis Selected Advisers-NY, Inc.	Domestic equity: Large blend

Dreyfus Portfolios

Dreyfus Investment Portfolios Technology Growth Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Technology

The Dreyfus Socially Responsible Growth Fund, Inc.	Service	The Dreyfus Corporation	Domestic equity: Large growth

Dreyfus Stock Index Fund, Inc.	Service	The Dreyfus Corporation (Index Mgr: Mellon Capital Management Corp*)	Domestic equity: Large blend

Dreyfus Variable Investment Fund Appreciation Portfolio	Service	The Dreyfus Corporation	Domestic equity: Large blend

Dreyfus Variable Investment Fund Money Market Portfolio	N/A	The Dreyfus Corporation	Money market: Money market taxable

Financial Investors Variable Insurance Trust

Ibbotson Balanced ETF Asset Allocation Portfolio	n/a	ALPS Advisers, Inc.	Balanced: Moderate allocation

Ibbotson Conservative ETF Asset Allocation Portfolio	n/a	ALPS Advisers, Inc.	Balanced: Conservative allocation

Ibbotson Growth ETF Asset Allocation Portfolio	n/a	ALPS Advisers, Inc.	Domestic equity: Large blend

Ibbotson Income and Growth ETF Asset Allocation Portfolio	n/a	ALPS Advisers, Inc.	Balanced: Conservative allocation

Franklin Templeton Variable Insurance Products Trust

Templeton Foreign Securities Fund	Class 2	Templeton Investment Counsel, LLC	International equity:
Foreign large value

Invesco Variable Insurance Funds +

Invesco V.I. Capital Development Fund	Series II	Invesco Advisors, Inc.	Domestic equity: Mid cap growth

Invesco V.I. Core Equity Fund	Series I	Invesco Advisors, Inc.	Domestic equity: Large blend

Invesco V.I. Financial Services Fund	Series I	Invesco Advisors, Inc.	Domestic equity: Financial

Invesco V.I. Global Health Fund	Series I	Invesco Advisors, Inc.	Domestic equity: Health

Invesco V.I. Government Securities Fund	Series II	Invesco Advisors, Inc.	Government bond: Intermediate government

Invesco V.I. Mid Cap Core Equity Fund	Series II	Invesco Advisors, Inc.	Domestic equity: Mid cap blend

Invesco V.I. Small Cap Equity Fund	Series I	Invesco Advisors, Inc.	Domestic equity: Small blend

Invesco V.I. Utilities Fund	Series II	Invesco Advisors, Inc.	Specialty Stock: Utilities

Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio	Class I	Invesco Advisors, Inc.	Domestic equity: Mid-cap value

Invesco Van Kampen V.I. Value Portfolio	Class I	Invesco Advisors, Inc.	Domestic equity: Large value

Janus Aspen Series

Balanced Portfolio	Service	Janus Capital Management	Balanced: Moderate allocation

Enterprise Portfolio	Service	Janus Capital Management	Domestic equity: Mid-cap growth

Janus Portfolio	Service	Janus Capital Management	Domestic equity: Large growth

Overseas Portfolio	Service	Janus Capital Management	International equity:
Foreign large growth

Morgan Stanley—The Universal Institutional Funds, Inc.

Mid Cap Growth Portfolio	Class I	Morgan Stanley Investment Management, Inc.	Domestic equity: Mid cap growth

U.S. Real Estate Portfolio	Class I	Morgan Stanley Investment Management, Inc.	Specialty Stock: Real estate

SHARE
PORTFOLIO	CLASS	ADVISOR	INVESTMENT CATEGORY
Neuberger Berman Advisors Management Trust

Guardian Portfolio	Class S	Neuberger Berman Management Inc.	Domestic equity: Large blend

Small-Cap Growth Portfolio	Class S	Neuberger Berman Management Inc.	Domestic equity: Small growth

Oppenheimer Variable Account Funds

Capital Appreciation Fund	Service	OppenheimerFunds	Domestic equity: Large growth

Global Securities Fund	Service	OppenheimerFunds	International equity: World stock

Main Street Fund®	Service	OppenheimerFunds	Domestic equity: Large blend

Main Street Small Cap Fund	Service	OppenheimerFunds	Domestic equity: Small blend

PIMCO Variable Insurance Trust

High Yield Portfolio	Administrative	Pacific Investment Management Company	Specialty bond: High yield bond

Real Return Portfolio	Administrative	Pacific Investment Management Company	General bond: Inflation-protected bond

Total Return Portfolio	Administrative	Pacific Investment Management Company	General bond: Intermediate-term bond

Rydex Variable Trust

Rydex|SGIVT U.S. Long Short Momentum Fund	n/a	Rydex Investments	Domestic equity: Large growth

Wilshire

2015 ETF Fund	n/a	Wilshire Associates Incorporated	Balanced: Target date 2011-2015

2025 ETF Fund	n/a	Wilshire Associates Incorporated	Balanced: Target date 2021-2025

2035 ETF Fund	n/a	Wilshire Associates Incorporated	Balanced: Target date 2031-2035

+	The full legal name of Invesco Variable Insurance Funds is AIM Variable Insurance Funds (Invesco Variable Insurance Funds).

*	An affiliate of The Dreyfus Corporation.

2010 Portfolio Changes — The list above and this prospectus reflects the name changes and transactions described below.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 25, 2010, the Rydex VT All-Cap Opportunity Fund, a series of the Rydex Variable Trust, changed its name to the Rydex|SGIVT U.S. Long Short Momentum Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Value Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.

Each Ibbotson Portfolio and each Wilshire Portfolio listed in the table above is structured as a “fund of funds”. A “fund of funds” attempts to achieve its investment objective by investing in other investment companies (each, an “Acquired Fund”), which in turn invests directly in securities. Each Ibbotson Portfolio and each Wilshire Portfolio indirectly incurs a proportionate share of the expenses of each Acquired Fund in which it invests. As a result of this fund of funds structure, the Ibbotson Portfolios and the Wilshire Portfolios will likely incur higher expenses than funds that invest directly in securities.

THE FIXED ACCOUNTS
The available Fixed Account investment options are:
•	Fixed Accumulation Account Option

•	Three-Year Guaranteed Interest Rate Option

•	Seven-Year Guaranteed Interest Rate Option
Note: The following restrictions on allocations to the Fixed Account Option Three-Year Guarantee Period were effective as of May 1, 2009:
•	If you own a Contract with a guaranteed interest rate of 3% for the Fixed Account options, you will not be able to allocate Purchase Payments or transfer amounts to the Fixed Account Option Three-Year Guarantee Period.

•	If you own a Contract with a guaranteed interest rate of less than 3% for the Fixed Account options, you will be able to allocate Purchase Payments or transfer amounts to the Fixed Account Option Three-Year Guarantee Period.
The guaranteed interest rate for your Contract is set our on the contract specification page.
Interests in the Fixed Account options are not securities and are not registered with the SEC. The Fixed Account options are part of the Company’s general account. Amounts allocated to the Fixed Account options will receive a stated rate of interest of at least 3% per year. Amounts allocated to the Fixed Account options and interest credited to the Fixed Account options are guaranteed by the Company. Interests in the Subaccounts are securities registered with the SEC. The Owner bears the risk of investment gain or loss on amounts allocated to the Subaccounts.
There are restrictions on allocations to the Fixed Accounts, which are more fully described in the Purchase Payments and Investment Options-Allocations sections of this prospectus. There are also restrictions on transfers to and from the Fixed Accounts, which are described more fully in the Transfers section of this prospectus.
Fixed Accumulation Account
Amounts allocated to the Fixed Accumulation Account generally will receive a stated rate of interest of at least 3% per year. We may from time to time pay a higher current interest rate for the Fixed Accumulation Account.
Fixed Account Options with Guarantee Periods
(This section applies only to Contracts with a guaranteed interest rate of less than 3% for the Fixed Account options.)
Amounts allocated to a Fixed Account option with a guarantee period will receive a stated rate of interest for the guarantee period. The stated rate of interest will not change during the applicable guarantee period. The stated rate of interest will be at least the minimum required under the law of the state when and where the Contract is issued, but may be higher.
Example: You allocate $5,000 to the Fixed Account Option Three-Year Guarantee Period when the stated rate of interest for the option is 3.5%. The $5,000 you allocated to the option will earn interest at a rate of 3.5% per year, compounded annually, for the next three years.
Renewal of Fixed Account Options with Guarantee Periods
At the end of a guarantee period and for 30 days preceding the end of the period, the Owner may elect a new option to replace the option that is then maturing. The Company will notify the Owner of the date on which the amount matures and Fixed Account options available at that time.
The entire amount in the maturing option may be re-allocated to any of the then-current Fixed Account options or Subaccounts. The Owner may not re-allocate to a Fixed Account option with a guarantee period that would extend beyond the annuity commencement date (the “latest date”).
If the Owner does not elect a new option, the entire amount maturing will be re-allocated to the maturing option so long as its guarantee period does not extend beyond the “latest date.” If the guarantee period extends beyond the “latest date,” the entire amount maturing will be re-allocated to the Fixed Account option with the longest available guarantee period that expires before the “latest date” or, failing that, the Fixed Accumulation option.

Example: You own a Contract with a guaranteed interest rate of 2% for the Fixed Account options. You allocate $5,000 to the Fixed Account Option Three-Year Guarantee Period. At the end of the three-year guarantee period, the “latest date” will occur in five years. You do not elect a new option. The $5,000 is re-allocated to the Fixed Account Option Three-Year Guarantee Period for another three years. At the end of second three-year guarantee period, the “latest date” will occur in two years. Once again, you do not elect a new option. The $5,000 cannot be re-allocated to the Fixed Account Option Three-Year Guarantee Period because the three year guarantee period will extend beyond the “latest date.” No Fixed Account option with a shorter guarantee period is then available. The $5,000 is re-allocated to the Fixed Accumulation Account option.
PURCHASE PAYMENTS AND ALLOCATION TO INVESTMENT OPTIONS
Overview
Each Contract allows for an Accumulation Period during which purchase payments are invested according to the Owner’s instructions. During the Accumulation Period, the Owner can control the allocation of investments through transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing and interest sweep. For more information on these programs, see the Automatic Transfer Programs section of this prospectus. The telephone, facsimile and Internet transfer procedures are described in the Transfers section of this prospectus. The Owner can access the Account Value during the Accumulation Period through surrender or withdrawals, systematic withdrawal, or contract loans (if available). These withdrawal features are described more fully in the Surrender and Withdrawals and Contract Loans sections of this prospectus.
Purchase Payments
Purchase payments may be made at any time during the Accumulation Period. The current restrictions on purchase payment amounts are:

	Tax-Qualified	Non-Tax-Qualified
Minimum initial purchase payment	$2,000	$10,000

Minimum monthly payment under periodic payment program	$50	Not Applicable

Minimum additional payments	$50	$100

Maximum single purchase payment	$1,000,000*or Company approval	$1,000,000* or Company approval

*	The maximum single purchase payment is $500,000 for issue ages above age 80 or Company approval.
The Company reserves the right to increase or decrease the minimum initial purchase payment, or the minimum monthly payment, or the minimum allowable additional purchase payment, or the maximum single purchase payment, at its discretion and at any time, where permitted by law.
Each purchase payment will be applied by the Company to the credit of the Owner’s account. If the application or order ticket is in Good Order, the Company will apply the initial purchase payment to an account for the Owner within two business days of receipt of the purchase payment. If the application or order ticket is not in Good Order, the Company will attempt to get the application or order ticket in Good Order within five business days. If the application or order ticket is not in Good Order at the end of this period, the Company will inform the purchaser of the reason for the delay and that the purchase payment will be returned immediately unless the purchaser specifically consents to the Company keeping the purchase payment until the application or order ticket is in Good Order. Once the application or order ticket is in Good Order, the initial purchase payment will be applied to the Owner’s account within two business days. During the right to cancel period, the Company reserves the right to allocate all purchase payments to either the Fixed Accumulation Account or a money market Subaccount. If we exercise this right, we will allocate the Account Value as of the end of the right to cancel period to the Fixed Account options and/or to the Subaccounts in the percentages that the Owner has instructed.
Each additional purchase payment is credited to a Contract as of the Valuation Date on which the Company receives the purchase payment and any related instructions are in Good Order. If any portion of the additional purchase payment is allocated to a Subaccount, it will be applied at the next Accumulation Unit Value calculated after we receive the purchase payment and related instructions in Good Order.

Purchase Payment(s) that are allocated to a Subaccount are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to that Subaccount by the value of the Accumulation Unit for that Subaccount at the end of the Valuation Period during which the amount is received.
The initial Accumulation Unit Value for the Money Market Subaccount was set at $1.00 and the initial Accumulation Unit Value for each of the other Subaccounts was set at $10.00. After that, the Accumulation Unit Value is calculated at the end of each Valuation Period. The Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value as of the end of the prior Valuation Period multiplied by the Net Investment Factor. The Accumulation Unit Values will vary as a result of the varying investment performance of the Portfolios. The deduction of the mortality and expense risk charge and the administration charge also affects the Accumulation Unit Values.
Investment Options—Allocations
Purchase payments can be allocated in whole percentages to any of the available Subaccounts or Fixed Account options. See the Portfolios section of this prospectus for a listing of the currently available Subaccounts. Interests in the Subaccounts are securities registered with the SEC. The Owner bears the risk of investment gain or loss on amounts allocated to the Subaccounts.
Interests in the Fixed Account options are not securities and are not registered with the SEC. Your Contract contains more information about the Fixed Account options, including information about how and when interest rates are determined and changed and how and when interest is credited to amounts allocated to the Fixed Account options.
The Company may, in its sole discretion, restrict or prohibit allocations to any Fixed Account option or any Subaccount from time to time on a nondiscriminatory basis.
The current restrictions on allocations for either tax-qualified or non-tax-qualified Contracts are:

Minimum allocation to any Subaccount	$10

Minimum allocation to Fixed Accumulation Account	$10

Minimum allocation to Three- or Seven-Year Guaranteed Interest Rate Option or any other Fixed Account guaranteed period option which may be offered	$2,000 No amounts may be allocated to any guarantee period option which would extend beyond the Annuity Commencement Date.

Allocations to Seven-Year Guaranteed Interest Rate Option	For Contracts issued after May 1, 2004 in states where the Company has received regulatory approval, amounts may be allocated to the Seven-Year Guaranteed Interest Rate Option only during the first contract year.

Allocation during right to cancel period	No current restrictions, but the Company reserves the right to require that purchase payment(s) be allocated to the money market Subaccount or to the Fixed Accumulation Account option during the right to cancel period.
Principal Guarantee Program
An Owner may elect to have the Company allocate a portion of a purchase payment to the Seven Year Guaranteed Interest Rate Option (the “Seven Year Option”) such that, at the end of the seven year guarantee period, that account will grow to an amount equal to the total purchase payment (so long as there are no surrenders or loans from the Contract). The Company determines the portion of the purchase payment that must be allocated to the Seven Year Option such that, based on the interest rate then in effect, that account will grow to equal the full amount of the purchase payment after seven years. The remainder of the purchase payment will be allocated according to the Owner’s instructions. The minimum purchase payment eligible for the principal guarantee program is $5,000. The principal guarantee program is only available during the first contract year.
Example: You make one purchase payment of $100,000 and you elect the principal guarantee program. At the time of your purchase, the interest rate for the Seven Year Option is 3.75%. We allocate $77,282.87 to the Seven Year Option. You allocate the remaining $22,717.13 to a variable investment option. The $77,282.87 allocated to the Seven Year Option earns interest at an annual rate of 3.75%. The variable investment option performs poorly and, for the seven year period, has a return of -5%.

•	Because you selected the principal guarantee program, the $77,282.87 allocated to the Seven Year Option grows to $100,000 after seven years. On the other hand, you lose $1,135.86 (-5% x $22,717.13) in the variable option during the seven year period. The $22,717.13 allocated to the variable option declines to $21,581.27 ($22,717.13 — $1,135.86). As a result, your account value is $121,581.27 ($100,000 + $21,581.27) after seven years.

•	If you did not select the principal guarantee program and allocated all of your purchase payment to the variable option, your account would have a –5% return for the seven year period. In this case, you would lose $5,000 (-5% x $100,000) and your account value would be $95,000 ($100,000 — $5,000) after seven years.

	With Principal Guarantee Program		Without Principal Guarantee Program
	At time of purchase	After 7 years	At time of purchase	After 7 years
Seven Year Option	$77,282.87	$100,000.00	$0	$0
Variable Option	$22,717.13	$21,581.27	$100,000	$95,000

Account Value	$100,000.00	$121,581.27	$100,000	$95,000
The amount that must be allocated to the Seven Year Option under the principal guarantee program varies based on the interest rate in effect at the time of the purchase payment.
•	A higher interest rate means that a smaller portion of the purchase payment must be allocated to the Seven Year Option.

•	A lower interest rate means that a larger portion of the purchase payment must be allocated to the Seven Year Option.
CHARGES AND DEDUCTIONS
Charges and Deductions By the Company
There are two types of charges and deductions by the Company. There are charges assessed to the Contract, which are reflected in the Account Value of the Contract, but not in Accumulation Unit Values (or Benefit Unit Values). These charges are the contingent deferred sales charge, the annual contract maintenance fee, premium taxes (where applicable) and transfer fees. There are also charges assessed pro rata against the Separate Account. These charges are reflected in the Accumulation Unit Values (and Benefit Unit Values) of the Subaccounts. These charges are the mortality and expense risk charge and the administration charge.
Contingent Deferred Sales Charge (“CDSC”)

Purpose of Charge	Offset expenses incurred by the Company in the sale of the Contracts, including commissions paid and costs of sales literature.

Amount of Charge	Up to 7% of each purchase payment, depending on the number of years elapsed since receipt of the purchase payment.

Number of full years elapsed between date of receipt of purchase payment and date request for withdrawal or surrender received	0	1	2	3	4	5	6	7	+
CDSC as a percentage of purchase payment withdrawn or surrendered	7%	7%	7%	6%	5%	4%	2%	0%

When and How Deducted	On surrender or withdrawal of purchase payments only, not earnings, during the Accumulation Period. For purposes of calculating the CDSC, we process full or partial surrenders against purchase payments in the order in which we receive them.

Waivers	• Free withdrawal privilege. See the Surrender and Withdrawals section for information.

• In the Company’s discretion where the Company incurs reduced sales and servicing expenses.

•     If the Contract is issued with a tax sheltered annuity endorsement: (i) upon separation from service if Owner has attained age 55 and the Contract has been in force for at least seven years; or (ii) after the Contract has been in force ten years or more.

• Long term care waiver rider. See the Surrender and Withdrawals section for information.

• If the Social Security Administration determines after the Contract is issued that the Owner is “disabled” as that term is defined in the Social Security Act of 1935, as amended.

• If the spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) becomes Successor Owner. See the Account Value section for information.

• Where required to satisfy state law.
Deduction for Contingent Deferred Sales Charge When You Take a Withdrawal
Unless you instruct us otherwise, any contingent deferred sales charge that applies to a withdrawal will be deducted from the amount remaining in your account after you receive the amount you requested. In other words, the amount of the withdrawal will be grossed-up to cover the charge. For example, if the charge is 4%, you request $100, and no waiver applies, you receive $100, the charge is $4.17, and the total withdrawal from your account is $104.17.
Contract Maintenance Fee

Purpose of Charge	Offset expenses incurred in issuing the Contracts and in maintaining the Contracts and the Separate Account.

Amount of Charge	$30.00 per year.

When and How Deducted	During the Accumulation Period the fee is deducted pro rata from amounts invested in the Subaccount and Fixed Account options on each anniversary of the effective date of the Contract, and at time of surrender. During the Benefit Payment Period a pro rata portion of the charge is deducted from each benefit payment.

Waivers	• During the Accumulation Period if the Account Value is at least $40,000 on the date the charge is due.

• During the Benefit Payment Period if the amount applied to the annuity benefit is at least $40,000.

• If the Contract is issued with a tax sheltered annuity endorsement.

• in the Company’s discretion where the Company incurs reduced sales and servicing expenses.

• During the Benefit Payment Period where required to satisfy state law.
Transfer Fee

Purpose of Charge	Offset cost incurred in administering the Contracts.

Amount of Charge	$25 for each transfer in excess of 12 in any contract year. The Company reserves the right to change the amount of this charge, or the number of transfers which can be made without incurring the charge at any time. The transfer fee will never exceed $30 for each transfer, and the number of transfers that can be made without a charge will never be fewer than 8.

When and How Deducted	During the Accumulation Period, the fee is deducted from the amount transferred.

Waivers	Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. Transfers associated with these programs do not count toward the free transfers permitted in a contract year. The Company reserves the right to eliminate this waiver at any time.

Administration Charge

Purpose of Charge	Offset expenses incurred in administering the Contracts and the Separate Account.

Amount of Charge	Daily charge equal to 0.000411% of the daily Net Asset Value for each Subaccount, which corresponds to an annual effective rate of 0.15%.

When and How Deducted	During the Accumulation Period, and during the Benefit Payment Period if a variable dollar benefit is elected, this charge is deducted from amounts invested in the Subaccounts.

Waivers	May be waived or reduced in the Company’s discretion where the Company incurs reduced sales and servicing expenses.
Mortality and Expense Risk Charge

Purpose of Charge	Compensation for bearing certain mortality and expense risks under the Contract. Mortality risks arise from the Company’s obligation to pay benefit payments during the Benefit Payment Period and to pay the death benefit. The expense risk assumed by the Company is the risk that the Company’s actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the contract maintenance fees, transfer fees and administration charges.

Amount of Charge	Daily charge equal to 0.003446% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 1.25%.

When and How Deducted	During the Accumulation Period, and during the Benefit Payment Period if a variable dollar benefit is elected, this charge is deducted from amounts invested in the Subaccounts.

Waivers	None.
Premium Taxes
Currently some state governments impose premium taxes on annuity purchase payments. These taxes currently range from zero to 3.5% depending upon the jurisdiction. A federal premium tax has been proposed but not enacted. The Company will deduct any applicable premium taxes from the Account Value either upon death, withdrawal, surrender, annuitization, or at the time purchase payments are made, but no earlier than when the Company incurs a tax liability under applicable law.
Expenses Related to Loans
If loans are available under your Contract and you borrow money under the loan provisions of your Contract, we will charge interest on the loan. The maximum interest rate we charge on a loan is 8%. For more information about loans, see the Contract Loans section of the prospectus
Maximum Charges
Except as described below, the Company will never charge more to a Contract than the fees and charges described even if its actual expenses exceed the total fees and charges collected. If the fees and charges collected by the Company exceed the actual expenses it incurs, the excess will be profit to the Company and will not be returned to Owners.
The Company reserves the right to change the amount of the transfer fee in the future, or the number of transfers that can be made without incurring the transfer fee, and/or to charge fees for the automatic transfer programs described in the Transfers section of this prospectus, and/or for the systematic withdrawal program described in the Surrender and Withdrawals section of this prospectus, if in the Company’s discretion, it determines such charges are necessary to offset the costs of administering transfers or systematic withdrawals. The maximum amount of these charges and fees is described below.
Discretionary Waivers of Charges
The Company will look at the following factors to determine if it will waive a charge, in part or in full, due to reduced sales and servicing expenses: (1) the total amount of purchase payments to be received; and (2) any prior or existing relationship with the Company. The Company would expect to incur reduced sales and servicing expenses in connection with Contracts offered to employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and servicing expenses. In no event will the Company waive a charge where such waiver would be unfairly discriminatory to any person.

If you were a Contract Owner prior to May 1, 2003 and you purchased Optional Guaranteed Minimum Income Benefit Endorsement, the Optional Earnings Enhancement Rider and the Optional Enhanced Death Benefit Rider (collectively, the “Optional Riders”), please see Appendix C for additional information regarding the Optional Riders.
Expenses of the Portfolios
In addition to charges and deductions by the Company, there are Portfolio management fees and administration expenses which are described in the prospectus and Statement of Additional Information for each Portfolio. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values (or Benefit Unit Values).
TRANSFERS
Transfers
If allowed by the Company, in our sole discretion, during the Accumulation Period, an Owner may transfer amounts among Subaccounts, among Fixed Account options, and/or between Subaccounts and Fixed Account options by written request once each Valuation Period.
A transfer is effective on the Valuation Date during which we receive the Written Request for transfer. We will process transfers to a Subaccount at the Accumulation Unit Value calculated after we receive the transfer request in Good Order.
The current restrictions on transfers are:

Tax-Qualified and Non-Tax-Qualified

Minimum Transfers from
- any Subaccount	$500 or balance of Subaccount, if less than $1,000

- Fixed Account option	$500 or balance of Fixed Account option, if less

Minimum Transfer to

- Fixed Accumulation Account	None

- Fixed Account option with guarantee period	$2,000 — No amounts may be transferred to a guarantee period option which would extend beyond the Annuity Commencement Date.

Maximum Transfers from

- Fixed Accumulation Account	During any contract year, 20% of the Fixed Account option’s value as of the most recent contract anniversary.

- Maturing Fixed Account option with guarantee period	The amount contained in the maturing Fixed Account option with guarantee period.

- Non-Maturing Fixed Account option with guarantee period	During any contract year, 20% of the Fixed Account option’s value as of the most recent contract anniversary without penalty.

General Restrictions on Transfers from Fixed Account options	▪ May not be made prior to first contract anniversary.

▪ Amounts transferred from Fixed Account options to Subaccounts may not be transferred back to Fixed Account options for a period of six months from the date of the original transfer.

General Restrictions on Transfers to Fixed Account option with guarantee period	For Contracts issued after May 1, 2004 in states where the Company has received regulatory approval, amounts may be transferred to the Three-Year Guaranteed Interest Rate Option only during the first contract year.
A transfer is effective on the Valuation Date during which the Company receives the request for transfer. We will process transfers to a Subaccount at the Accumulation Unit Value calculated after we receive the transfer request in Good Order. The Company may, in its sole discretion, restrict or prohibit transfers to any Fixed Account option or any Subaccount from time to time on a nondiscriminatory basis.

How to Request a Transfer
Currently, instead of placing a request in writing, an Owner may place a request for all or part of the Account Value to be transferred by telephone, facsimile or over the Internet. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted once each Valuation Period by telephone at 1-800-789-6771, or via facsimile at 513-768-5115, or over the Internet through the Company’s web site at www.gafri.com, between 9:30 a.m. and 4:00 p.m. Once instructions have been accepted, they may not be rescinded; however, new instructions may be given the following Valuation Period. Access to these alternate methods of placing transfer requests, particularly through the Company’s web site, may be limited or unavailable during periods of peak demand, system upgrading and maintenance, or for other reasons. The Company may withdraw the right to make transfers by telephone, facsimile or over the Internet upon 10 days’ written notice to affected Contract Owners.
The Company will not be liable for complying with transfer instructions that the Company reasonably believes are genuine, or for any loss, damage, cost or expense in acting on such instructions. In addition, the Company will not be liable for refusing to comply with transfer instructions that are not in Good Order or that we reasonably believe are not genuine, or for any loss, damage, cost or expense for failing to act on such instructions. The Owner or person with the right to control payments will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone, facsimile or Internet instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions or requiring use of a unique password or other identifying information.
Automatic Transfer Programs
During the Accumulation Period, the Company offers the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from the Company by calling 1-800-789-6771. There are risks involved in switching between investments available under the Contract.
Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the twelve transfers permitted under the Contract without a transfer fee charge. However, the Company reserves the right to impose a fee in such amount as the Company may then determine to be reasonable for participation in automatic transfer programs.

Minimum Account
Service	Description	Requirements	Limitations/Notes
Dollar Cost Averaging Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.
	Automatic transfers from the money market Subaccount to any other Subaccount(s), or from the Fixed Accumulation Account option (where available) to any Subaccount(s), on a monthly or quarterly basis.	Source of funds must be at least $10,000. Minimum transfer per month is $500. When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.	Dollar cost averaging transfers may not be made to any of the Fixed Account options. The dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter as requested by the Owner.

Portfolio Rebalancing Portfolio rebalancing does not guarantee profits or prevent losses in a declining market.	Automatically transfer amounts between the Subaccounts and the Fixed Accumulation Account option (where available) to maintain the percentage allocations selected by the Owner.	Minimum Account Value of $10,000.	Transfers will take place on the last Valuation Date of each calendar quarter. Portfolio rebalancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account option is being utilized.

Minimum Account
Service	Description	Requirements	Limitations/Notes
Interest Sweep	Automatic transfers of the income from any Fixed Account option(s) to any Subaccount(s).	Balance of each Fixed Account option selected must be at least $5,000. Maximum transfer from each Fixed Account option selected is 20% of such Fixed Account option’s value per year. Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.	Interest sweep transfers will take place on the last Valuation Date of each calendar quarter. Interest sweep is not available from the Seven-Year Guaranteed Interest Rate Option if the Principal Guarantee Program is selected.
Termination of Automatic Transfer Programs
The Owner may terminate any of the automatic transfer programs at any time, but must give the Company at least 30 days’ notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by U.S. or overnight mail, or by facsimile at 513-768-5115. The Company may terminate, suspend or modify any aspect of the automatic transfer programs described above without prior notice to Owners, as permitted by applicable law. Any such termination, suspension or modification will not affect automatic transfer programs already in place.
The Company may also impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing automatic transfer programs in such amount(s) as the Company may then determine to be reasonable for participation in the program. The maximum amount of the annual fee that would be imposed for participating in each automatic transfer program is $30.
Transfer Restrictions Related to Active Trading Strategies
Neither the Contracts described in this prospectus nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). An Owner who intends to use an active trading strategy should consult his/her registered representative and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.
We have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. Transfer restrictions may vary by state.
Appendix B to this prospectus contains more information about these processes and restrictions.
WITHDRAWALS AND SURRENDERS
Surrender and Withdrawals
An Owner may surrender a Contract in full or take withdrawals from a Contract during the Accumulation Period. A CDSC may apply on a surrender or withdrawal. If a CDSC applies to a withdrawal, it will generally be deducted from the remaining contract value. For more information about the calculation of the CDSC, please see the Deduction for Contingent Deferred Sales Charge When You Make a Withdrawal section of this prospectus.
A withdrawal or surrender is effective on the Valuation Date during which we receive the Written Request for withdrawal or surrender in Good Order. A withdrawal or surrender that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in Good Order.

	Tax-Qualified	Non-Tax-Qualified
Minimum amount of withdrawal	$500	$500

Minimum remaining Surrender Value after withdrawal	$500	$500

	Tax-Qualified	Non-Tax-Qualified
Amount available for surrender or withdrawal (valued as of end of Valuation Period in which request for surrender or withdrawal is received by the Company)	Account Value subject to tax law and retirement plan restrictions on surrender and withdrawals	Account Value

Tax-Qualified and Non-Tax-Qualified

Tax penalty for early withdrawal	When applicable, 10% of amount distributed before age 59 1/2 (25% for SIMPLE IRAs in the first two years)

Contract maintenance fee on surrender	$30 (no CDSC applies to fee)

Contingent deferred sales charge (“CDSC”)	Up to 7% of purchase payments

Order of withdrawal for purposes of CDSC (order may be different for tax purposes)	First from purchase payments in the order in which we receive them (CDSC may apply) and then from accumulated earnings (no CDSC applies)

*	The right to make withdrawals or surrender may be restricted if the Contract is issued with a tax sheltered annuity endorsement or an employer plan endorsement.
A surrender will terminate the Contract. Withdrawals are taken proportionally from all Subaccounts and Fixed Account options in which the Contract is invested on the date the Company receives the withdrawal request, unless the Owner requests that the withdrawal be taken from a specific investment option. If you wish to specify the Subaccount(s) and/or Fixed Account option(s) from which you wish to make a withdrawal and the amount of the withdrawal to be taken from each specified Subaccount or Fixed Account option, you must include this information in your written request. A surrender or withdrawal is effective on the Valuation Date during which the Company receives the written request for surrender or withdrawal in Good Order, and will be processed at the next Accumulation Unit Value calculated after we receive the written request in Good Order. Payment of the amount surrendered or withdrawn may be delayed if the amount was paid to the Company by a check that has not yet cleared. As permitted under certain state laws, payment and processing of the amount surrendered or withdrawn from a Fixed Account option may be delayed for up to six months after receipt of the request for surrender or withdrawal. If we delay processing and payment, we will comply with applicable state law. Payment of the amount surrendered or withdrawn from the Subaccounts may be delayed during any period the New York Stock Exchange is closed or trading is restricted, or when the SEC either: (1) determines that there is an emergency which prevents valuation or disposal of securities held in the Separate Account; or (2) permits a delay in payment for the protection of security holders.
Free Withdrawal Privilege
The Company will waive the CDSC on withdrawals of 15% or less of all purchase payments received that have not been previously withdrawn and that would otherwise still be subject to a CDSC. No Free Withdrawal Privilege is available on surrender of a Contract. The Company reserves the right to reduce the Account Value by the amount of any CDSC waived on any withdrawal(s) taken within the six months preceding a request for a surrender. This is in addition to any other applicable deductions. If the Free Withdrawal Privilege is not exercised during a contract year, it does not carry over to the next contract year.
Long-Term Care Waiver Rider
If the Long-Term Care Waiver Rider is available in your state, it is automatically provided with your Contract. If a Contract is modified by the Long-Term Care Waiver Rider, a surrender or withdrawals may be made free of any CDSC if the Owner has been confined in a qualifying licensed hospital or long-term care facility for at least 90 days beginning on or after the first contract anniversary. There is no charge for this rider.
Systematic Withdrawal
During the Accumulation Period, an Owner may elect to automatically withdraw money from the Contract. The Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent the amount withdrawn exceeds the free withdrawal privilege. The Owner may begin or discontinue systematic withdrawals at any time by request to the Company, but at least 30 days’ notice must be given to make a change to any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for systematic withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.
Before electing a systematic withdrawal program, you should consult with a tax advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially different amount of total payments over the life of the Contract than if annuitization were elected.
CONTRACT LOANS
If loans are available under a Contract, loan provisions are described in the loan endorsement to the Contract. We may make loans to Owners of a Contract that is issued with a tax sheltered annuity endorsement, as allowed under tax law. If loans are available under your Contract and you borrow money under the loan provisions, we will charge interest on the loan. The maximum interest rate we charge is 8%. Any such loans will be secured with an interest in the Contract, and the collateral for the loan will be moved from the Subaccounts you designate to the Fixed Accumulation Account option and earn a fixed rate of interest applicable to loan collateral, which will be at least 3%. Generally, we require the collateral amount to be 110% of the outstanding loan balance. The restrictions that otherwise apply to the Fixed Accumulation Account do not apply to transfers of collateral amounts to the Fixed Accumulation Account or to such amounts no longer required to collateralize the loan.
The difference between the interest rate we charge on a loan and the interest rate we credit to the collateral amount is called the “loan interest spread.”
•	Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate we credit to the collateral amount in the Fixed Accumulation Account is 3%, the maximum loan interest spread is 5%.

•	Because we are currently charging 6% interest on loans and crediting 3% interest on collateral, the current “loan interest spread” is 3%.
Any unpaid interest will be added to the loan. As a result, it will be compounded and be part of the loan.
If loans are available under your Contract and you borrow money under the loan provisions, you will not be able to surrender or annuitize your Contract until all such loans are paid in full. Loans may also limit the amount of money that you can partially surrender from your Contract. If you default in repaying a loan under your Contract, we may pay off the loan by effectively reducing your Account Value by an amount equal to the balance of the loan.
If we receive money from you while a loan is outstanding under your Contract, we will treat the money as a Purchase Payment unless you notify us that the money is a loan payment. We do not treat loan payments as Purchase Payments for the purpose of the CDSC.
Loan amounts and repayment requirements are subject to provisions of the Internal Revenue Code, and default on a loan will result in a taxable event. You should consult a tax advisor before exercising loan privileges.
A loan, whether or not repaid, will have a permanent effect on the Account Value of a Contract because the collateral cannot be allocated to the Subaccounts or a Fixed Account guaranteed interest rate option. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on collateral while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.
ANNUITY BENEFIT
Annuity Benefit
An Owner may designate the Annuity Commencement Date and may change the date up to 30 days before annuity payments are scheduled to begin. If annuity payments begin, such payments will be in lieu of all other benefits under the Contract.
For non-tax qualified Contracts, unless the Company agrees otherwise, the Annuity Commencement Date cannot be later than the contract anniversary following the eighty-fifth (85th) birthday of the oldest Owner, or five years after the effective date of the Contract, whichever is later. For tax-qualified Contracts, unless the Company agrees otherwise, the Annuity Commencement Date cannot be later than the contract anniversary following the Owner’s seventieth (70th) birthday.
The amount applied to a settlement option to provide annuity payments generally will be the Account Value (less any outstanding loans) as of the end of the Valuation Period immediately preceding the Annuity Commencement Date.
The Owner generally may select any form of settlement option currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.
If the Owner has not previously made an election as to the form of settlement option, the Company will contact the Owner to ascertain the form of settlement option to be paid. Available options include fixed dollar payments, variable dollar payments, or a combination of variable and fixed dollar payments. If the Owner does not select a settlement option, the Company will apply the Account Value pro rata to a combination variable and fixed dollar payments for the life of the Annuitant with 10 years of payments assured, as described in the Settlement Options section of this prospectus.
DEATH BENEFIT
Death Benefit
A death benefit will be paid under a Contract if an Owner dies during the Accumulation Period. If a surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) becomes the Successor Owner of the Contract, the death benefit will be paid following the death of the Successor Owner if he or she dies during the Accumulation Period. If a death benefit is paid, it will be in lieu of any other benefits under the Contract.
The death benefit will be allocated among the Subaccounts and Fixed Account options. This allocation will occur as of the Death Benefit Valuation Date. It will be made in the same proportion as the value of each option bears to the total Account Value immediately before that date.
Any applicable premium tax or other taxes not previously deducted, and any outstanding loans will be deducted from the death benefit amounts described below.
Death Benefit payments shall be made to the Beneficiary as payee. The Beneficiary will be the person on whose life any Death Benefit payments under a settlement option are based. Any payments that remain after the death of the Beneficiary would be paid to a contingent payee designated in a settlement option election made by the Owner, or if none then to a contingent payee designated by the Beneficiary, or if none then to the estate of the last payee.
Non-tax-qualified contracts also allow a Beneficiary that is a non-natural person to elect instead to have Death Benefit payments made to a payee to whom the Beneficiary is obligated to make corresponding payments of a death benefit. In that case, payments under a life option would be based on the life of the person to whom the Beneficiary is obligated, and any payments that remain after the death of a payee or contingent payee would revert to the Beneficiary.
The death benefit may be paid in a lump sum, or in any form of settlement option then available. The standard forms of settlement options are described in the Settlement Options section of this prospectus. An Owner may elect the form of payment of the death benefit at any time before his or her death. If the Owner does not make an election as to the form of death benefit, the Beneficiary may make an election within one year after the Owner’s death. If no election as to form of settlement option is made, the Company will apply the death benefit pro rata to a combination of variable and fixed dollar payments for a fixed period of four years.
A partial surrender or withdrawal from the Contract may result in the reduction of the Death Benefit that is greater than the amount of the partial surrender or withdrawal.
If you were a Contract Owner prior to May 1, 2003 and you purchased the Optional Enhanced Death Benefit Rider, please see Appendix C for additional information regarding the Optional Enhanced Death Benefit Rider.
Death Benefit Amount
The determination of the Death Benefit Amount depends on the form of Contract in effect in your state of residence when the Contract was issued. For example, in 2003, the Company sought approval from the various states for a

Contract and/or endorsement with revised provisions concerning the determination of the Death Benefit Amount (the “2003 Death Benefit Endorsement”). Please contact the Company if you have questions as to how to determine the Death Benefit Amount under your Contract.
Death Benefit Amount (Version 1)
This Version 1 of the Death Benefit Amount applies to:
1)	all Contracts issued in any state after May 1, 2006; and

2)	all Contracts issued prior to May 1, 2006 but after the 2003 Death Benefit Endorsement was approved in the state where the Contract was issued.
The Death Benefit Amount will equal the greatest of:
1)	the Account Value on the Death Benefit Valuation Date; or

2)	the total purchase payments, reduced proportionally for withdrawals; or

3)	the lesser of (a) the largest Account Value on any Contract anniversary before the Death Benefit Valuation Date and prior to any Owner’s 65th birthday, reduced proportionally for withdrawals taken after such value was reached, or (b) 200% of the total purchase payments, reduced proportionally for withdrawals.
The reduction for withdrawals will be in the same proportion that the Account Value was reduced on the date of the withdrawal.
Death Benefit Amount (Version 2)
This Version 2 of the Death Benefit Amount applies to all Contracts issued in any state before the 2003 Death Benefit Endorsement was approved in the state where the Contract was issued.
The Death Benefit Amount will equal the greatest of:
1)	the Account Value on the Death Benefit Valuation Date; or

2)	the total purchase payments, reduced proportionally for withdrawals; or

3)	the largest Account Value on any Contract Anniversary before the Death Benefit Valuation Date and prior to any owner’s 80th birthday, reduced proportionally for subsequent withdrawals.
The reduction for withdrawals will be in the same proportion that the Account Value was reduced on the date of the withdrawal.
Example of Determination of Death Benefit Amount (Version 1 and Version 2)
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount.
Assuming your total Purchase Payments equal $100,000, your Account Value is $90,000, you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction.

1 –	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage Reduction
	$90,000	Account Value immediately before withdrawal

$100,000	Purchase Payments	x 11.1111%	Percentage Reduction	= $11,111	Proportional Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	– 11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Determine the Death Benefit amount.
If Version 1 – Immediately after the withdrawal, the reduced Purchase Payments of $88,889 is greater than the Account Value of $80,000, so the Death Benefit amount would be $88,889.

If Version 2 —Immediately after the withdrawal, the reduced Purchase Payments of $88,889 is greater than the Account Value of $80,000 (which is less than $200,000 or 200% of Purchase Payments), so the Death Benefit amount would be $88,889.
Step Up in Value for Successor Owner
If your spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) becomes the Successor Owner of the Contract, the Account Value of the contract will be increased, as of the date that would have been the Death Benefit Valuation Date, to equal the amount of the death benefit which would have been payable if your spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) had not become the Successor Owner of the Contract. If the Account Value is increased under this provision, the Company will deposit the amount of the increase into the Fixed Accumulation Account Option. There is no additional charge associated with this feature.
If the death benefit which would have been payable is equal to the Account Value as of the date that would have been the Death Benefit Valuation Date, there will be no change in the Account Value of the Contract.
For purposes of determining the date that would have been the Death Benefit Valuation Date, the election to become Successor Owner will be deemed to be instructions as to the form of death benefit. Therefore, the date that would have been the Death Benefit Valuation Date will be the later of the date we receive Due Proof of Death of the Owner, or the date we receive a Successor Owner election, but never later than one year after the date of death of the Owner.
If your spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) becomes the Successor Owner of the Contract, any Contingent Deferred Sales Charge which would otherwise apply on surrender will be waived, except that if any additional purchase payments are paid by the Successor Owner, Contingent Deferred Sales Charges will apply as described in this Contract, to those additional purchase payments only.
Payment of Benefits
When a Contract is annuitized, or when a death benefit is applied to a settlement option, the Account Value or the death benefit, as the case may be, the Company promises to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments are based on the Account Value and generally may be calculated and paid: (1) as variable dollar payments; (2) as fixed dollar payments; or (3) as a combination of both. There is no additional charge associated with the form of Death Benefit election. The stream of payments, whether variable dollar or fixed dollar, is an obligation of the Company’s general account. However, only the amount of fixed dollar payments is guaranteed by the Company. The Owner (or Payee) bears the risk that any variable dollar payment may be less than the variable dollar base payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently. Transfers between variable dollar payments and fixed dollar payments are not permitted, but transfers of Benefit Units among Subaccounts are permitted once each 12 months after variable dollar payments have been paid for at least 12 months. The formulas for transferring Benefit Units among Subaccounts during the Benefit Payment Period are set forth in the Statement of Additional Information.
If the beneficiary is an individual and the lump sum payment option is selected, we pay the death benefit by establishing an interest-bearing draft account for the beneficiary in the amount of the death benefit. This account is called the Great American Benefit Choice Account. We send the beneficiary a personalized “checkbook” for this account. The beneficiary may withdraw all or part of the money in this account at any time by writing a draft against the account. The servicing bank will process the draft by drawing funds from our general account.
The Great American Benefit Choice Account earns interest, which is compounded daily and credited monthly. We set the interest rate for this account. We review the rate periodically and we may change it at any time. We may make a profit on the money held in this account.
The Great American Benefit Choice Account is part of our general account. It is not a bank account, and it is not insured by the FDIC, NCUSIF, or any government agency. As part of our general account, it is subject to the claims of our creditors.

In some circumstances when a lump sum payment option is selected, we do not establish a draft account for the beneficiary.
•	If the death benefit is less than $5,000 or the beneficiary is a non-natural person such as a trust, estate or corporation, we pay the death benefit with a single check payable to the beneficiary.

•	If the beneficiary is a resident of Arkansas, Colorado, Florida, Kansas, Maryland, Nevada, North Carolina or North Dakota and he or she requests that the lump sum be paid by check, we pay the death benefit with a single check payable to the beneficiary.
SETTLEMENT OPTIONS
Settlement Options
The Company will make periodic payments in any form of settlement option that is acceptable to it at the time of an election. The standard forms of settlement options are described below. Payments under any settlement option may be in monthly, quarterly, semiannual or annual payment intervals. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. The Company, in its discretion, may require benefit payments to be made by direct deposit or wire transfer to the account of a designated Payee.
The Company may modify minimum amounts, payment intervals and other terms and conditions at any time without prior notice to Owners. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or payment intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option that is contingent on the life of a specified person or persons, the settlement option may not be changed or commuted (i.e., redeemed at present value). Other settlement options may be commuted as described in the Commuted Values section of this prospectus.
The dollar amount of benefit payments will vary with the frequency of the payment interval and the duration of the payments. Generally, each payment in a stream of payments will be lesser in amount as the frequency of payments increases, or as the length of the payment period increases, because more payments will be paid. For life contingent settlement options, each payment in the stream of payments will generally be lesser in amount as the life expectancy of the Annuitant or Beneficiary increases because more payments are expected to be paid.
For life contingent settlement options, the death of the Annuitant may result in only a single payment being made. For fixed period settlement options, the periodic payments will continue for the entire fixed period even if the Annuitant dies during the payment period.
Income for a Fixed Period: The Company will make periodic payments for a fixed period of 5 to 30 years. (Payment intervals of 1 to 4 years are available for death benefit settlement options only.)
Life Annuity with Payments for a Fixed Period: The Company will make periodic payments for a specified fixed period, or until the death of the person on whose life benefit payments are based if he or she lives longer than the fixed period.
Joint and One-Half Survivor Annuity: The Company will make periodic payments until the death of the primary person on whose life benefit payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.
Income for a Fixed Period, Not to Exceed Life Expectancy: The Company will make periodic payments for a fixed period equal to the life expectancy of the person on whose life benefit payments are based, as determined under life expectancy tables adopted by the Health Care Financing Administration. If this option is elected, the Contract is irrevocable and has no value that can be assigned, surrendered, loaned, commuted or withdrawn. The first payment will be paid as of the last day of the initial payment interval.
For Contracts issued after May 1, 2004, in states where the Company has received regulatory approval, the Company generally guarantees minimum benefit payment factors based on annuity 2000 mortality tables for blended lives (60% female/40%male) with interest at 1% per year, compounded annually.

For all other Contracts, the Company uses applicable 1983 annuity mortality tables for individuals or groups, as applicable, with interest at 2% per year, compounded annually.
Forms of Benefit Payments Under Settlement Options
Benefit payments may be calculated and paid as fixed dollar payments, variable dollar payments, or a combination of both. The stream of payments, whether fixed dollar or variable dollar, is an obligation of our general account. However, we guarantee only the amount of fixed dollar payments. The beneficiary (or the applicable payee) bears the risk that any variable dollar payment may be less than the initial variable dollar payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently.
You may request that Annuity Benefit payments or Death Benefit payments be made as fixed dollar payments, variable dollar payments, or a combination of both.
Fixed Dollar Payments
The amount to be applied to fixed dollar payments is the fixed Account Value as of the Commencement Date. It will include the amount of any transfer to fixed dollar payments that is made from the Separate Account on that date. It will not include the amount of any transfer to variable dollar payments that is made from the Fixed Accumulation Account as of the end of the Valuation Period that precedes the Commencement Date. The amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.
Fixed dollar payments are determined as follows. We start with the amount to be applied to fixed dollar payments. We then deduct a pro-rata portion of the contract maintenance fee. The resulting amount, expressed in thousands of dollars is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained for the settlement option that is elected. Fixed dollar payments will remain level for the duration of the payment period.
Variable Dollar Payments
The amount to be applied to variable dollar payments is the variable Account Value as of the end of the Valuation Period that precedes the Commencement Date. It will include the amount of any transfer to variable dollar payments that is made from the Fixed Accumulation Account as of that same time. It will be reduced by the amount of any transfer to fixed dollar payments that is to be made from the Separate Account on the Commencement Date. An amount that is transferred from the Fixed Accumulation Account will be allocated among the Subaccounts by Written Request. The amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.
The variable dollar base payment on the Commencement Date is determined as follows. We start with the amount to be applied to variable dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained for the settlement option that is elected.
The total amount of each variable dollar payment will be equal to the sum of the payments from each Subaccount. The payment from each Subaccount is found by multiplying the number of Benefit Units held in that Subaccount for such variable dollar payments by the Benefit Unit Value for that Subaccount. We do this as of the end of the fifth Valuation Period before the date that the payment is due.
Number of Benefit Units. The number of Benefit Units in each Subaccount held for variable dollar payments is determined as follows. We divide the dollar amount of the variable dollar base payment from each Subaccount by the Benefit Unit Value for that Subaccount as of the Commencement Date. The number of Benefit Units in each Subaccount will change if the person controlling payments makes transfers among Subaccounts. The Benefit Units in each Subaccount will change proportionally to a change in the base payment due to any change in the payment interval or as specified by the settlement option. Otherwise, the number of Benefit Units remains fixed during the payment period.
Benefit Unit Values. An explanation of how Benefit Unit Values are calculated is included in the Definitions section of this prospectus.
Subsequent to the Commencement Date, the actual amount of each variable dollar payment will reflect the investment performance of the Subaccount(s) selected. It may vary from payment to payment.

We will deduct a pro-rata portion of the contract maintenance fee from each payment.
Considerations in Selecting a Settlement Option and Payment Forms
Periodic payments under a settlement option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life benefit payments are based, the frequency of the payment interval (monthly, quarterly, semi-annual or annual), and the payment form selected (fixed dollar or variable dollar).
•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.

•	For life contingent settlement options, the longer the life expectancy of the Annuitant or Beneficiary, the lower the amount of each payment because more payments are expected to be paid.

•	Fixed dollar payments will remain level for the duration of the payment period.

•	The actual amount of each variable dollar payment may vary from payment to payment regardless of the duration of the payment period. The actual amount of each variable dollar payment will reflect the investment performance of the Subaccount(s) selected. The daily investment factor and the assumed interest rate also affect the amount by which variable dollar payments increase or decrease.
Additional information about fixed dollar payments, variable dollar payments, the daily investment factor, and the assumed interest rate is included in the Statement of Additional Information.
THE CONTRACTS
Each Contract is an agreement between the Company and the Owner. Values, benefits and charges are calculated separately for each Contract. Because the Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate, the availability of certain Contract rights and provisions in a given State may depend on that State’s approval of the Contracts. Where required by state law or regulation, the Contracts will be modified accordingly. The Contracts also may be modified as necessary to meet the requirements for inclusion as an investment option in the Texas Optional Retirement Program or other retirement program.
Right to Cancel
The Owner of a Contract may cancel it before midnight of the tenth day following the date the Owner receives the Contract. For a valid cancellation, the Contract must be returned to the Company, and written notice of cancellation must be given to the Company, or to the agent who sold the Contract, by that deadline. If mailed, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the Owner cancels the Contract, the Contract will be void and the Company will refund the purchase payment(s) paid for it plus or minus any investment gains or losses under the Contract as of the end of the Valuation Period during which the returned Contract is received by the Company. When required by state or federal law, the Company will return the purchase payments without any investment gain or loss, during all or part of the right to cancel period. In addition, when required by state or federal law, the Company will return the Purchase Payments in full, without deducting any fees or charges, during all or part of the right to cancel period. When required by state law, the right to cancel period may be longer than 10 days. During the right to cancel period specified on the first page of the Contract, the Company reserves the right to allocate all purchase payments to either the Fixed Accumulation Account or a money market Subaccount, at our discretion. If we exercise this right, we will allocate the Account Value as of the end of the right to cancel period to the Fixed Account options and/or to the Subaccounts in the percentages that the Owner instructed.
Termination
The Company reserves the right to terminate any Contract at any time during the Accumulation Period if the Surrender Value is less than $500. In that case, the Contract will be involuntarily surrendered and the Company will pay the Owner the amount that would be due the Owner on a surrender
Persons With Rights Under a Contract
Owner: The Owner is the person with authority to exercise rights and receive benefits under the Contract (e.g., make allocations among investment options, elect a settlement option, designate the Annuitant, Beneficiary and Payee). An Owner must ordinarily be a natural person, or a trust or other legal entity holding a contract for the benefit of a natural person. Ownership of a non-tax-qualified Contract may be transferred, but transfer may have adverse tax consequences. Ownership of a tax-qualified Contract may not be transferred. Unless otherwise elected or required by law, a transfer of Ownership will not automatically cancel a designation of an Annuitant or Beneficiary or any settlement options election previously made.
Joint Owners: There may be joint Owners of a non-tax-qualified Contract. Joint Owners may each exercise transfer rights and make purchase payment allocations independently. All other rights must be exercised by joint action. A surviving joint Owner who is not the spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) of a deceased Owner may not become a Successor Owner, but will be deemed to be the Beneficiary of the death benefit which becomes payable on the death of the first Owner to die, regardless of any Beneficiary designation.
Successor Owner: The surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) of a deceased Owner may become a Successor Owner if the surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) was either the joint Owner or sole surviving Beneficiary under the Contract. In order for a spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) to become a Successor Owner, the Owner must make an election prior to the Owner’s death, or the surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) must make an election within one year of the Owner’s death.
As required by federal tax law, the Contract contains rules about the rate at which a death benefit must be paid to a beneficiary who is not your spouse. If the successor owner is not you spouse as defined by federal tax law, then after your death the contract values must be distributed in a manner that complies with these rules.
Civil Union Partners, Domestic Partners and Same-Gender Married Couples: The federal Defense of Marriage Act states that none of the following persons are considered married under federal law: civil union partners, domestic partners, or same-gender married couples. Therefore the favorable tax treatment provided by federal tax law to a surviving spouse is NOT available to a surviving civil union partner, a surviving domestic partner, or the surviving spouse of a same-gender marriage. For information about federal tax laws, please consult a tax advisor.
Annuitant: The Annuitant is the person whose life is the measuring life for life contingent annuity benefit payments. The Annuitant must be the same person as the Owner under a tax-qualified Contract. The Owner may designate or change an Annuitant under a non-tax-qualified Contract. Unless otherwise elected or required by law, a change of Annuitant will not automatically cancel a designation of a Beneficiary or any settlement option election previously made.
Beneficiary: The person entitled to receive the death benefit. The Owner may designate or change the Beneficiary, except that a surviving joint Owner will be deemed to be the Beneficiary regardless of any designation. Unless otherwise elected or required by law, a change of Beneficiary will not automatically cancel a designation of any Annuitant or any settlement option election previously made. If no Beneficiary is designated, and there is no surviving joint Owner, the Owner’s estate will be the Beneficiary. The Beneficiary will be the measuring life for life contingent death benefit payments.
Payee: Under a tax-qualified Contract, the Owner-Annuitant is the Payee of annuity benefits. Under a non-tax-qualified Contract, the Owner may designate the Annuitant or the Owner as the Payee of annuity benefits. Irrevocable naming of a Payee other than the Owner can have adverse tax consequences. The Beneficiary is the Payee of the death benefit.
Assignee: Under a tax-qualified Contract, assignment is not permitted. The Owner of a non-tax-qualified Contract may assign most of his/her rights or benefits under a Contract. Assignment of rights or benefits may have adverse tax consequences.
ANNUITY INVESTORS LIFE INSURANCE COMPANY®
The Company is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity policies. The home office of the Company is located at 525 Vine Street, Cincinnati, Ohio 45202.
The obligations under the Contracts are obligations of the Company. The fixed benefits under this Contract are provided through the Fixed Account. The Fixed Account is part of our general account and its values are not dependent on the investment performance of the Subaccounts that make up the Separate Account. The variable benefits under this Contract are provided through the Separate Account, which is described below.
The Company’s general account assets are used to guarantee the payment of applicable annuity and death benefits under the Contracts. As a result, Contract owners must rely on the financial strength of the Company for any benefit payments under the Contract. To the extent that we are required to pay benefit amounts in excess of the applicable Contract values, such amounts will come from the Company’s general account assets. You should be aware that the Company’s general account is exposed to the risks normally associated with a portfolio of fixed maturity securities, equity securities and derivatives. Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility and prepayment risk. The Company’s financial statements in the Statement of Additional Information include a further discussion of investments held by the Company’s general account. In addition, the Company’s general account is subject to the claims of its creditors.
The Company and GAA are involved in various kinds of routine litigation which, in management’s judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.
THE SEPARATE ACCOUNT
General
The Separate Account was established by the Company on November 7, 2001 as an insurance company separate account under the laws of the State of Ohio pursuant to resolution of the Company’s Board of Directors. The Separate Account is registered with the SEC as a unit investment trust. It is divided into Subaccounts that invest in corresponding Portfolios. Interest in the Subaccounts are securities registered with the SEC. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account.
The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company’s general account assets or any other separate account maintained by the Company. The assets of the Separate Account will be held for the exclusive benefit of Owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts issued by the Separate Account. The obligations under the Contracts are obligations of the Company.
Additions, Deletions or Substitutions of Subaccounts
New Subaccounts may be established when, in our sole discretion, marketing, tax, investment or other conditions so warrant. Any new Subaccounts will be made available to existing Owners on a basis to be determined by us and that is not discriminatory. We do not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of Purchase Payments or variable dollar payments or transfers. We may substitute the shares of a different portfolio or a different class of shares for shares held in a Portfolio. In the event of any addition, merger, combination or substitution, we may make such changes in the Contract as may be necessary or appropriate to reflect such event. Additions, mergers, combinations or substitutions may be due to an investment decision by the Company, or due to an event not within our control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company which offers the Portfolio. We will obtain approval of additions, mergers, combinations or substitutions from the SEC to the extent required by the Investment Company Act of 1940, as amended (“1940 Act”), or other applicable law. We will also notify you before we make a substitution.
If deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.

VOTING OF PORTFOLIO SHARES
To the extent required by law, all Portfolio shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Portfolios in accordance with instructions received from persons having voting interests in the corresponding Subaccount. During the Accumulation Period, the Company will vote Portfolio shares according to instructions of Owners, unless the Company is permitted to vote shares in its own right.
The number of votes that an Owner may vote will be calculated separately for each Subaccount. The number will be determined by applying the Owner’s percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount.
The Owner’s percentage interest and the total number of votes will be determined as of the record date established by that Portfolio for voting purposes. Voting instructions will be solicited by written communication in accordance with procedures established by the respective Portfolios.
The Company will vote or abstain from voting shares for which it receives no timely instructions and shares it holds as to which Owners have no beneficial interest (including shares held by the Company as reserves for benefit payments*). The Company will vote or abstain from voting such shares in proportion to the voting instructions it receives from Owners of all Contracts participating in the Subaccount. Because the Company will use this proportional method of voting, a small number of Owners may determine the manner in which the Company will vote Portfolio shares for which it solicits voting instructions but receives no timely instructions.
Each person or entity having a voting interest in a Subaccount will receive proxy material, reports and other material relating to the appropriate Portfolio. The Portfolios are not required to hold annual or other regular meetings of shareholders.

*	Neither the Owner nor Payee has any interest in the Separate Account during the Benefit Payment Period. Benefit Units are merely a measure of the amount of the payment the Company is obligated to pay on each payment date.
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
Great American Advisors®, Inc. (“GAA”) is the principal underwriter of the contracts. Its business address is 525 Vine Street, Cincinnati, Ohio 45202. GAA is an indirect wholly-owned subsidiary of American Financial Group, Inc. and, as a result, an affiliate of the Company.
The Contracts are sold by insurance agents who are also registered representatives of (1) GAA or (2) other broker-dealers that have entered into selling agreements with GAA. GAA and the other broker-dealers are registered under the Securities Exchange Act of 1934, and are members of the National Association of Securities Dealers, Inc. All registered representatives who sell the Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuity contracts.
The Company pays commissions to GAA for promotion and sale of the contracts. GAA retains the commissions for sales made through its registered representatives, or pays the commissions to other broker-dealers for sales made through their registered representatives. GAA and the other broker-dealers pay their registered representatives from their own funds. Commissions paid by the Company are calculated as a percentage of the purchase payments received for a contract. The maximum percentage is 8.5% of the purchase payments received from a contract. Commissions paid by the Company may also be calculated as a percentage of the contract value (sometimes called a trail commission). Trail commissions are not expected to exceed 1% of the contract value on an annual basis.
Commissions paid on the Contracts and payments for other services are not charged directly to you or your Account Value, but are charged indirectly through fees and charges imposed under the Contracts. If these fees and charges are not sufficient to cover the commissions and other payments, any deficiency will be made up from our general assets.
The Statement of Information includes more information about the compensation we pay to GAA and additional compensation that GAA pays to select selling firms.

FEDERAL TAX MATTERS
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.
The tax information provided in the prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. A taxpayer cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. You should seek advice on legal or tax questions based on your particular circumstances from an independent attorney or tax advisor who is not affiliated with the Company.
Tax Deferral on Annuities
Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information. In addition, tax deferral is not available for a Contract when an Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee.
Tax-Qualified Retirement Plans
Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.
The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, you should seek competent legal and tax advice regarding the suitability of the Contract for the situation involved and the requirements governing the distribution of benefits.
Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to other Contracts are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.
Individual Retirement Annuities
IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.
Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.

Tax-Sheltered Annuities
IRC 403(b) of the Code permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.
Pension, Profit—Sharing, and 401(k) Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.
Roth TSAs and Roth 401(k)s
IRC Section 402A permits TSA plans and 401(k) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA or 401(k) plan are included in the employee’s taxable income as earned. Distributions are considered to come proportionally from contributions and earnings. Distributions attributable to contributions are tax-free. Distributions attributable to earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. Amounts attributable to Roth TSA and Roth 401(k) contributions are subject to the same distribution restrictions that apply to other amounts attributable to TSA or 401(k) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.
Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund eligible deferred compensation plans for their employees as described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.
Nonqualified Deferred Compensation Plans
Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include eligible deferred compensation plans of non-governmental tax-exempt employers described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules
The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other Contracts.

	Tax-Qualified Contracts and Plans	Nonqualified Deferred Compensation Plans	Other Annuity Contracts
Plan Types
▪     IRC §401 (Pension, Profit—Sharing, 401(k))
▪     IRC §403(b) (Tax-Sheltered Annuity)
▪     IRC §408 (IRA, SEP, SIMPLE IRA)
▪     IRC §408A (Roth IRA)
▪     IRC §402A (Roth TSA or Roth 401(k))
▪     IRC §457 (Governmental §457)
		▪ IRC §409A ▪ IRC §457 (Nongovernmental §457)	IRC §72 only

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Anyone. Non-natural person will generally lose tax-deferred status.

Distribution Restrictions	Distributions from Contract or plan may be restricted to meet requirements of the Internal Revenue Code and/or terms of the retirement plan.		None.

Taxation of Surrenders and Lump Sum Death Benefit	Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax contributions or other “investment in the contract” is not taxable. Distributions from Roth IRA are deemed to come first from after-tax contributions. Distributions from other Contracts are generally deemed to come from investment in the contract on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.	Generally, distributions must be included in taxable income until all earnings are paid out. Thereafter, distributions are tax-free return of the “investment in the contract”.

However, distributions are tax-free until any contributions from before August 14, 1982 are returned.

Taxation of Annuitization Payments (annuity benefit or death benefit)	For fixed dollar benefit payments, a percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, or Roth 401(k) are completely tax free if certain requirements are met.

Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans . Other exceptions may apply.	No penalty taxes.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor on transfer or assignment. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plan Contracts are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

Required Minimum Distributions
The Contracts are subject to the required minimum distribution (“RMD”) rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.
For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, for a Tax-Sheltered Annuity Plan, Pension, Profit-Sharing, or 401(k) Plan, or Governmental Deferred Compensation Plan of an employer, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.
For a Roth IRA or Contract that is not tax-qualified, there are no required minimum distributions during life.
All Contracts are generally subject to required minimum distributions after death. Generally, if payments have begun under a settlement option during life or if under a tax-qualified Contract the required beginning date for distributions had been reached, then after death any remaining payments must be made at least as rapidly as those made or required before death. Otherwise, the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the beneficiary’s life expectancy. For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a beneficiary who is a surviving spouse (as defined by federal tax law) may elect out of these requirements, and apply the required minimum distribution rules as if the Contract were his or her own.
OTHER INFORMATION AND NOTICES
Reports and Confirmations
At least once each contract year, we will mail reports of the Contracts Account Value and any other information required by law to you. We will not send these reports after the Commencement Date or a full surrender of the Contract, whichever is first.
We will confirm receipt of any Purchase Payments made after the initial Purchase Payment in quarterly statements of account activity.
Householding — Revocation of Consent
Owners at a shared address who have consented to receive only one copy of each prospectus, annual report, or other required document per household (“householding”) may revoke their consent at any time, and may receive separate documents, by contacting the Company at 1-800-789-6771.
Owners who are currently receiving multiple copies of required documents may contact the Company at 1-800-789-6771 for additional information about householding.
Electronic Delivery of Required Documents
Owners who wish to receive prospectuses, SAIs, annual reports, and other required documents only in electronic form must give their consent. Consent may be revoked at any time. Please contact the Company at 1-800-789-6771 for additional information about electronic delivery of documents.

THE REGISTRATION STATEMENT
The Company filed a Registration Statement with the SEC under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the SEC, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at the SEC’s web site http://www.sec.gov. The registration number for the Registration Statement is 333-88300.
STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information containing more details concerning the subjects discussed in this prospectus is available. The following is the table of contents for the Statement of Additional Information:

Annuity Investors Life Insurance Company	3
General Information and History	3
State Regulations	3
Separate Account and Subaccounts	3
Portfolios	3
General Information	3
Revenue We Receive from the Portfolios and/or Their Service Providers	3
Services	4
Telephone, Facsimile and Internet Instructions for Transfer Requests	4
Safekeeping of Separate Account Assets	4
Records and Reports	5
Experts	5
Distribution of the Contracts	5
Special Compensation Paid to GAA	5
Additional Compensation Paid to Selected Selling Firms	5
Performance Information	6
Standardized Total Return—Average Annual Total Return	6
Adjusted Historical Total Return	7
Non-Standardized Total Return—Cumulative Total Return	8
Standardized Yield for the Money Market Subaccount	8
Annuitants	9
Beneficiaries	10
Payees	10
Glossary of Financial Terms	11
Federal Tax Matters	14
Taxation of Separate Account Income	14
Tax Deferral on Non-Tax-Qualified Contracts	15
Financial Statements	15
Copies of the Statement of Additional Information dated May 1, 2010 are available without charge.
•	To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

•	You may also call us at 1-800-789-6771, or visit us at our web site www.gafri.com to request a copy.
Annuity Investors Variable Account C
Request for Statement of Additional Information

Name:

Address:

City:	State:	Zip:

APPENDIX A: CONDENSED FINANCIAL INFORMATION

Standard Accumulation	Standard Accumulation
Unit Value	Units Outstanding	Year
American Century VP Large Company Value Fund-Class II Shares (Inception Date 12/1/2004)
9.041275	43,957.728	12/31/09
7.646966	44,537.203	12/31/08
12.393735	66,250.868	12/31/07
12.742340	24,716.142	12/31/06
10.788646	3,344.811	12/31/05
10.362008	9.860	12/31/04
American Century VP Mid Cap Value Fund-Class II Shares (Inception Date 12/1/2004)
12.330609	22,260.805	12/31/09
9.634492	16,185.293	12/31/08
12.944432	15,275.580	12/31/07
13.455651	10,031.498	12/31/06
11.350424	6,503.783	12/31/05
10.530944	11.390	12/31/04
American Century VP Ultra® Fund-Class II Shares (Inception Date 12/1/2004)
9.037277	13,972.135	12/31/09
6.813422	12,424.308	12/31/08
11.842813	4,484.021	12/31/07
9.940157	3,977.971	12/31/06
10.434491	2,506.898	12/31/05
10.377323	9.850	12/31/04
American Century VP VistaSM Fund -Class I Shares (Inception Date 12/1/2004)
10.046098	69,747.744	12/31/09
8.319404	54,891.436	12/31/08
16.424171	36,829.210	12/31/07
11.918299	22,257.474	12/31/06
11.088360	1,985.344	12/31/05
10.399373	0.000	12/31/04
Calamos Growth and Income Portfolio (Inception Date 5/1/2007)
9.633554	110,919.248	12/31/09
7.007788	145,392.620	12/31/08
10.412111	11,798.204	12/31/07
Davis Value Portfolio (Inception Date 5/1/2007)
7.559947	45,163.911	12/31/09
5.845926	30,810.624	12/31/08
9.935864	3,077.896	12/31/07
Dreyfus IP Technology Growth Portfolio-Initial Shares (Inception Date 12/1/2004)
10.895130	27,290.698	12/31/09
7.008211	20,430.238	12/31/08
12.085181	19,936.665	12/31/07
10.684409	15,079.007	12/31/06
10.388053	497.463	12/31/05
10.151024	0.000	12/31/04
The Dreyfus Socially Responsible Growth Fund, Inc.-Service Shares (Inception Date 8/1/2002)
11.978371	40,635.453	12/31/09
9.104033	39,281.915	12/31/08
14.115350	34,546.475	12/31/07
13.318763	26,560.304	12/31/06
12.396866	15,657.483	12/31/05
12.164604	7,235.683	12/31/04
11.645424	1,981.213	12/31/03
9.390119	560.157	12/31/02

Standard Accumulation	Standard Accumulation
Unit Value	Units Outstanding	Year
Dreyfus Stock Index Fund, Inc.-Service Shares (Inception Date 8/1/2002)
12.327045	636,177.515	12/31/09
9.918736	547,488.568	12/31/08
16.050344	683,487.148	12/31/07
15.505594	588,608.021	12/31/06
13.649522	534,136.515	12/31/05
13.255133	400,650.452	12/31/04
12.181740	185,677.680	12/31/03
9.646019	2,758.163	12/31/02
Dreyfus VIF Appreciation Portfolio-Service Shares (Inception Date 8/1/2002)
12.122559	42,840.447	12/31/09
10.058744	38,541.297	12/31/08
14.516747	38,008.940	12/31/07
13.779847	33,183.896	12/31/06
12.025882	29,869.988	12/31/05
11.713889	27,280.049	12/31/04
11.336144	18,453.983	12/31/03
9.513308	2,001.150	12/31/02
Dreyfus VIF Money Market Portfolio (Inception Date 8/1/2002)
1.060266	1,158,332.317	12/31/09
1.073155	1,277,485.122	12/31/08
1.062268	205,259.591	12/31/07
1.028959	140,143.138	12/31/06
0.998347	116,327.670	12/31/05
0.986328	214,563.135	12/31/04
0.992455	179,328.613	12/31/03
0.999409	531.650	12/31/02
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
8.907869	72,091.397	12/31/09
7.558919	41,708.017	12/31/08
10.093988	1,909.379	12/31/07
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
10.218964	6,891.081	12/31/09
9.572516	5,606.231	12/31/08
10.331779	1,374.395	12/31/07
Ibbotson Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
8.282285	36,920.439	12/31/09
6.738875	28,155.311	12/31/08
9.994910	11,716.344	12/31/07
Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
9.525025	18,790.289	12/31/09
8.526582	14,017.897	12/31/08
10.193054	6,469.193	12/31/07

Standard Accumulation	Standard Accumulation
Unit Value	Units Outstanding	Year
Invesco V.I. Capital Development Fund-Series II Shares (Inception Date 8/1/2002)
13.837989	56,260.538	12/31/09
9.884056	54,315.270	12/31/08
18.961204	59,838.559	12/31/07
17.397009	49,305.901	12/31/06
15.176355	9,744.322	12/31/05
14.085962	7,531.439	12/31/04
12.393289	2,822.119	12/31/03
9.305544	20.637	12/31/02
Invesco V.I. Core Equity Fund-Series I Shares (Inception Date 5/1/2006)
10.042331	32,189.738	12/31/09
7.938572	26,582.853	12/31/08
11.525903	30,396.259	12/31/07
10.812798	24,249.711	12/31/06
Invesco V.I. Financial Services Fund-Series I Shares (Inception Date 8/1/2002)
6.020905	23,355.873	12/31/09
4.792030	18,987.858	12/31/08
11.984818	14,821.842	12/31/07
15.628052	13,322.414	12/31/06
13.611324	9,674.333	12/31/05
13.034092	7,185.229	12/31/04
12.163423	2,896.565	12/31/03
9.517996	723.758	12/31/02
Invesco V.I. Global Health Care Fund-Series I Shares (Inception Date 8/1/2002)
13.511580	56,334.359	12/31/09
10.733033	61,445.702	12/31/08
15.250844	82,482.904	12/31/07
13.829114	85,818.767	12/31/06
13.327383	30,012.123	12/31/05
12.497716	18,980.246	12/31/04
11.782958	8,001.299	12/31/03
9.350166	873.440	12/31/02
Invesco V.I. Government Securities Fund-Series II Shares (Inception Date 8/1/2002)
12.014345	43,025.992	12/31/09
12.216679	59,561.758	12/31/08
11.064895	38,847.797	12/31/07
10.577119	24,490.949	12/31/06
10.386363	19,096.109	12/31/05
10.387340	13,498.822	12/31/04
10.301240	10,429.013	12/31/03
10.349547	161.630	12/31/02
Invesco V.I. Mid Cap Core Equity Fund-Series II Shares (Inception Date 8/1/2002)
15.597641	28,897.793	12/31/09
12.182186	26,043.820	12/31/08
17.324473	21,909.614	12/31/07
16.079023	18,156.969	12/31/06
14.693181	12,784.322	12/31/05
13.891676	9,428.947	12/31/04
12.405251	5,141.986	12/31/03
9.900183	880.035	12/31/02

Standard Accumulation	Standard Accumulation
Unit Value	Units Outstanding	Year
Invesco V.I. Small Cap Equity Fund-Series I Shares (Inception Date 5/1/2007)
7.882594	45,139.707	12/31/09
6.591393	36,897.224	12/31/08
9.732791	27,515.769	12/31/07
12.511427	4,619.128	12/31/06
10.833971	600.688	12/31/05
10.176734	9.860	12/31/04
Invesco V.I. Utilities Fund-Series II Shares (Inception Date 8/1/2002)
14.938860	70,151.887	12/31/09
13.219963	67,917.909	12/31/08
19.867972	87,867.876	12/31/07
16.747843	78,449.100	12/31/06
13.560705	12,876.573	12/31/05
11.799746	3,448.464	12/31/04
11.673106	809.087	12/31/03
9.952005	160.179	12/31/02
Invesco Van Kampen V. I. U.S. Mid Cap Value Portfolio-Series I (Inception Date 8/1/2002)
16.890512	83,007.767	12/31/09
12.305688	82,839.831	12/31/07
21.258576	119,378.348	12/31/07
19.993732	115,346.825	12/31/06
16.799573	21,983.706	12/31/05
15.170153	15,429.105	12/31/04
13.426070	9,541.082	12/31/03
9.620494	4,062.996	12/31/02
Invesco Van Kampen V.I. Value Portfolio-Series I (Inception Date 8/1/2002)
13.597024	121,587.576	12/31/09
10.527027	114,491.029	12/31/08
16.645229	203,973.007	12/31/07
17.416985	158,613.034	12/31/06
15.111238	66,896.688	12/31/05
14.656386	9,891.910	12/31/04
12.614221	3,496.288	12/31/03
9.539484	121.329	12/31/02
Janus Aspen Balanced Portfolio-Service Shares (Inception Date 8/1/2002)
15.256475	141,851.869	12/31/09
12.321008	130,479.184	12/31/08
14.887467	131,992.277	12/31/07
13.691550	116,859.761	12/31/06
12.575656	102,587.598	12/31/05
11.846272	71,391.016	12/31/04
11.094077	41,791.322	12/31/03
9.891881	3,946.607	12/31/02
Janus Aspen Enterprise Portfolio-Service Shares (Inception Date 8/1/2002)
17.883074	24,083.440	12/31/09
12.556396	18,517.478	12/31/08
22.684432	20,941.698	12/31/07
18.899114	13,105.638	12/31/06
16.916034	8,733.851	12/31/05
15.313707	5,249.290	12/31/04
12.891285	3,210.704	12/31/03
9.699616	39.899	12/31/02

Standard Accumulation	Standard Accumulation
Unit Value	Units Outstanding	Year
Janus Aspen Janus Portfolio-Service Shares (Inception Date 8/1/2002)
12.796036	102,266.043	12/31/09
9.541464	45,260.377	12/31/08
16.093765	34,266.825	12/31/07
14.219388	26,926.954	12/31/06
12.976116	18,826.052	12/31/05
12.652132	10,812.813	12/31/04
12.313993	4,608.343	12/31/03
9.495808	1,119.714	12/31/02
Janus Aspen Overseas Portfolio-Service Shares (Inception Date 12/1/2004)
20.613378	129,102.940	12/31/09
11.674613	106,914.106	12/31/08
24.787670	78,181.296	12/31/07
19.638980	34,502.644	12/31/06
13.583222	4,042.915	12/31/05
10.440624	0.940	12/31/04
Morgan Stanley UIF Mid Cap Growth Portfolio-Class I (Inception Date 5/1/2007)
9.178449	9,473.703	12/31/09
5.904344	8,167.493	12/31/08
11.249638	10,772.671	12/31/07
Morgan Stanley UIF U.S. Real Estate Portfolio-Class I (Inception Date 8/1/2002)
17.249879	142,982.214	12/31/09
13.630311	160,213.596	12/31/08
22.260722	279,688.729	12/31/07
27.226536	287,845.999	12/31/06
20.001940	155,657.553	12/31/05
17.330026	72,839.701	12/31/04
12.885769	24,219.165	12/31/03
9.501755	2,734.239	12/31/02
Neuberger Berman AMT Guardian Portfolio-Class S (Inception Date 8/1/2002)
13.830390	109,707.002	12/31/09
10.831140	89,856.814	12/31/08
17.538603	45,475.317	12/31/07
16.603619	36,583.825	12/31/06
14.899168	16,277.456	12/31/05
13.971622	7,813.723	12/31/04
12.262935	1,597.413	12/31/03
9.463727	82.118	12/31/02
Neuberger Berman AMT Small-Cap Growth Portfolio-Class S (Inception Date 8/1/2002)
10.123469	16,810.777	12/31/09
8.364074	17,835.756	12/31/08
14.016051	15,272.339	12/31/07
14.143428	13,233.721	12/31/06
13.628047	11,682.383	12/31/05
13.431931	6,767.693	12/31/04
12.176094	3,161.583	12/31/03
9.872126	359.457	12/31/02

Standard Accumulation	Standard Accumulation
Unit Value	Units Outstanding	Year
Oppenheimer Capital Appreciation Fund/VA-Service Shares (Inception Date 8/1/2002)
12.490338	46,677.588	12/31/09
8.787743	36,652.495	12/31/08
16.403071	31,444.936	12/31/07
14.612162	27,015.172	12/31/06
13.761888	27,584.174	12/31/05
13.309588	16,353.615	12/31/04
12.660665	4,492.715	12/31/03
9.823242	148.717	12/31/02
Oppenheimer Global Securities Fund/VA-Service Shares (Inception Date 8/1/2002)
17.068484	61,499.274	12/31/09
12.422191	53,864.050	12/31/08
21.115403	50,707.428	12/31/07
20.189203	43,587.810	12/31/06
17.445602	23,060.748	12/31/05
15.511618	12,682.808	12/31/04
13.233117	4,319.900	12/31/03
9.392389	1,238.596	12/31/02
Oppenheimer Main Street Fund®/VA-Service Shares (Inception Date 12/1/2004)
9.573777	78,304.053	12/31/09
7.586030	66,250.322	12/31/08
12.536531	54,341.218	12/31/07
12.208666	29,384.725	12/31/06
10.789249	15,088.205	12/31/05
10.347969	190.441	12/31/04
Oppenheimer Main Street Small Cap Fund/VA-Service Shares (Inception Date 8/1/2002)
15.614000	89,132.743	12/31/09
11.568875	76,652.274	12/31/08
18.926901	66,017.342	12/31/07
19.468156	48,567.463	12/31/06
17.219550	30,309.279	12/31/05
15.917104	17,182.645	12/31/04
13.544731	3,814.568	12/31/03
9.521600	320.355	12/31/02
PIMCO VIT High Yield Portfolio-Administrative Class (Inception Date 8/1/2002)
16.843631	38,556.510	12/31/09
12.164139	33,550.286	12/31/08
16.136017	54,031.426	12/31/07
15.811034	52,762.918	12/31/06
14.696796	42,210.941	12/31/05
14.314467	30,938.324	12/31/04
13.250170	5,366.862	12/31/03
10.931205	272.892	12/31/02
PIMCO VIT Real Return Portfolio-Administrative Class (Inception Date 8/1/2002)
14.372242	163,663.862	12/31/09
12.311596	184,263.092	12/31/08
13.434606	213,649.597	12/31/07
12.313079	274,255.690	12/31/06
12.398743	326,635.119	12/31/05
12.315751	212,435.756	12/31/04
11.465923	113,684.075	12/31/03
10.680681	3,424.300	12/31/02

Standard Accumulation	Standard Accumulation
Unit Value	Units Outstanding	Year
PIMCO VIT Total Return Portfolio-Administrative Class (Inception Date 8/1/2002)
14.464478	182,592.860	12/31/09
12.860112	207,805.401	12/31/08
12.445605	215,400.944	12/31/07
11.606305	71,007.383	12/31/06
11.334234	66,923.627	12/31/05
11.219548	49,236.730	12/31/04
10.847977	70,042.474	12/31/03
10.471579	6,920.654	12/31/02
Rydex|SGI VT All-Cap Opportunity Fund (Inception Date 8/1/2002)
13.840415	49,925.710	12/31/09
11.027126	47,768.171	12/31/08
18.872120	49,728.009	12/31/07
15.594396	21,312.472	12/31/06
14.198611	13,376.790	12/31/05
12.663409	8,231.520	12/31/04
11.600015	2,259.757	12/31/03
9.054980	122.546	12/31/02
Templeton Foreign Securities Fund-Class 2 (Inception Date 5/1/2007)
8.486115	32,439.702	12/31/09
6.280197	31,069.192	12/31/08
10.683643	38,845.493	12/31/07
Wilshire 2015 ETF Fund (Inception Date 5/1/2007)
8.853895	13,576.213	12/31/09
7.460428	10,551.710	12/31/08
10.007599	5,337.492	12/31/07
Wilshire 2025 ETF Fund (Inception Date 5/1/2007)
8.378892	6,616.006	12/31/09
7.054421	5,436.769	12/31/08
9.970642	4,252.455	12/31/07
Wilshire 2035 ETF Fund (Inception Date 5/1/2007)
7.790364	10,773.794	12/31/09
6.535932	8,503.697	12/31/08
9.921001	4,840.051	12/31/07
The above table gives year-end Accumulation Unit information for each Subaccount from the end of the year of inception (the Separate Account commencement date or the effective date of the Subaccount) to December 31, 2009. This information should be read in conjunction with the Separate Account financial statements including the notes to those statements. The beginning Accumulation Unit Value for the Dreyfus VIF Money Market Portfolio Subaccount was 1.000000 as of its inception date. The beginning Accumulation Unit Value for each other Subaccount was 10.000000 as of its inception date.
2010 Portfolio Changes — The table above reflects the name changes and transactions described below.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 25, 2010, the Rydex VT All-Cap Opportunity Fund, a series of the Rydex Variable Trust, changed its name to the Rydex|SGIVT U.S. Long Short Momentum Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Value Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.

APPENDIX B: TRANSFER RESTRICTIONS
Restrictions on Transfers; Disruptive Trading, Market Timing and Frequent Transfers
Neither the Contracts described in this prospectus nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). An Owner who intends to use an active trading strategy should consult his/her registered representative and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.
The Company discourages (and will take action to deter) short-term trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Contract Owners, Annuitants and beneficiaries. Short-term trading can result in:
•	the dilution of Accumulation Unit Values or Portfolio net asset values;
•	Portfolio advisors taking actions that negatively impact performance (keeping a larger portion of the Portfolio assets in cash or liquidating investments prematurely in order to support redemption requests); and/or
•	increased administrative costs due to frequent purchases and redemptions.
To help protect Contract Owners, Annuitants and beneficiaries from the negative impact of these practices, the Company has implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. There is no guarantee the Company will be able to detect harmful trading practices, or, if it is detected, to prevent recurrence.
U.S. Mail Restrictions on Persons Engaged in Harmful Trading Practices
We monitor transfer activity in order to identify those who may be engaged in harmful trading practices and we produce and examine transaction reports. Generally, a Contract may appear on these reports if the Contract Owner (or a third party acting on their behalf) engages in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Date). For example, multiple transfers by a Contract Owner involving 10 underlying Portfolios in one day count as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying Portfolios (or one underlying Portfolio if the transfer is made to or from the Fixed Account options) will also count as one transfer event. A transfer event would not include a transfer made pursuant to one of the automatic transfer programs such as dollar cost averaging, portfolio rebalancing and interest sweep.
As a result of this monitoring process, we may restrict the method of communication by which transfer requests will be accepted. In general, we will adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfer events in one quarter of a Contract Year	We will mail a letter to the Contract Owner notifying the Contract Owner that:
• we have identified the Contract Owner as a person engaging in harmful trading practices; and

•     if the Contract Owner’s transfer events exceed 12 in one Contract Year, we will automatically require the Contract Owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract Owner that are sent by other means such as electronic means or overnight, priority or courier delivery.

More than 12 transfer events in one Contract Year	We will automatically require the Contract Owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract Owner that are sent by any other means.
On each Contract Anniversary, we will start the monitoring anew, so that each Contract starts with zero transfer events the first day of each new Contract Year. See, however, the “Other Restrictions” provision below.

U.S. Mail Restrictions on Managers of Multiple Contracts
Some investment advisors/representatives manage the assets of multiple Contracts pursuant to trading authority granted or conveyed by multiple Contract Owners. These multi-contract advisors will generally be required by the Company to submit all transfers requests via regular first-class U.S. Mail.
The Company may permit a manager of multiple contracts to submit transfer requests other than by mail upon written request if contracts are managed independently rather than in the aggregate. The manager of multiple contracts must provide the Company with sufficient information regarding the management methodology to support the representation that aggregate transfers will not be an intended or unintended consequence of day to day management decisions. The Company will monitor the contracts associated with the grant of any exception and, in the event a pattern of aggregate transactions emerges, again require transfer request via U.S. mail.
Other Restrictions
The Company reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect Contract Owners, Annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract Owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of the Company’s monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by the Company to constitute harmful trading practices, may be restricted. The Company will consider the following factors:
•	the dollar amount involved in the transfer event
•	the total assets of the Portfolio involved in the transfer event;
•	the number of transfer events completed in the current Contract year quarter; or
•	whether the transfer event is part of a pattern of transfer events designed to take advantage of short-term market fluctuations or market efficiencies.
In addition, the Portfolios reserve the right, in their sole discretion and without prior notice, to reject, restrict or refuse purchase orders received from insurance company separate accounts that the Portfolios determine not to be in the best interest of their shareholders. The Company will apply such rejections, restrictions or refusals by the Portfolios uniformly and without exception.
The restrictions discussed above are designed to prevent harmful trading practices. Despite such transfer restrictions, there is a risk that such harmful trading practices could still occur. If the Company determines its goal of curtailing harmful trading practices is not being fulfilled, we may amend or replace the procedures described above without prior notice. The Company will consider waiving the procedures described above for unanticipated financial emergencies; for example, if extent economic conditions arise such that the impact of short-term trading is benign or a positive, the Company may allow it.
Information Sharing
As required by Rule 22c-2 under the Investment Company Act of 1940, we have entered into information sharing agreements with Portfolio companies. Under the terms of these agreements, we are required, if requested by a Portfolio company:

•	To provide Contract owner information and information about transactions in the Portfolio shares during a specified period; and

•	To prohibit or restrict further purchases or exchanges by a Contract owner if the Portfolio company identifies the Contract owner as a person who has engaged in trading that violated the Portfolio company’s frequent trading policies.

APPENDIX C: OPTIONAL ENHANCED DEATH BENEFIT RIDER
This Appendix C provides information you should know regarding the Optional Guaranteed Minimum Income Benefit Endorsement, the Optional Earnings Enhancement Rider and the Optional Enhanced Death Benefit Rider (collectively, the “Optional Riders”) if you were a Contract Owner prior to May 1, 2003 and you purchased one or more of the Optional Riders. If you purchased one or more of the Optional Riders, the following information replaces the information contained in the body of the prospectus.
Table B: Annual Expenses
The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract and you have purchased one or more of the Optional Riders, not including Portfolio fees and expenses. Separate Account annual expenses are shown as a percentage of average account value.

Annual Expenses With Optional Endorsement and Both Optional Riders
(Highest Possible Charges*)
Annual Contract Maintenance Fee	$30

Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.25%
Administration Charge	0.15%
Optional Guaranteed Minimum Income Benefit Endorsement Charge	0.30%
Optional Earnings Enhancement Benefit Rider Charge	0.30%
Optional Enhanced Death Benefit Rider Charge*	0.25%
Total Separate Account Annual Expenses (Highest Possible Charges*)	2.25%

*	In this table, we included the higher charge for the Optional Enhanced Death Benefit Rider. The charge for this Rider depends on the age of the Owner when the Rider was issued. If the Rider was issued to an Owner who was then over age 70 and under age 79, the Rider charge is 0.25%. If the Rider was issued to an Owner who was then age 70 or younger, the Rider charge is 0.10%. Only one Death Benefit Rider will be issued with any Contract.

Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the Contract Owner transaction expenses (described in Table A of the prospectus), the Annual Expenses (described in Table B above), and Portfolio operating expenses (described in Table C of the prospectus). Your actual costs may be higher or lower than the costs shown in the examples. By comparing the costs shown in the tables below, you can see the impact of contingent deferred sales charges on your costs.
Example 1: Contract with Highest Possible Charges and Maximum Fund Operating Expenses
Assumptions

•	You invest $10,000 in the Contract with all of the Optional Riders and endorsements (the highest possible charges) for the periods indicated and your investment has a 5% return each year.

•	The annual contract maintenance fee ($30), the Separate Account annual expenses including all Optional Riders (2.25%), and the maximum Portfolio expenses (2.47% before reimbursement or 1.71% after reimbursement) are incurred.

In this table, we assume that you surrender your Contract at the end of the period. We also assume that the applicable contingent deferred sales charge is incurred. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$	$	$	$
After reimbursement	$	$	$	$

In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract at the end of the period. The contingent deferred sales charge does not apply in these situations. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$	$	$	$
After reimbursement	$	$	$	$
By comparing the costs shown in the tables above, you can see the impact of contingent deferred sales charges on your costs.
Charges and Deductions for Optional Riders
If you purchased your Contract before May 1, 2003 and selected one of the Optional Riders listed below, there is an additional charge for the Optional Rider.

•	Optional Guaranteed Minimum Income Benefit Endorsement

•	Optional Earnings Enhancement Benefit Rider

•	Optional Enhanced Death Benefit Rider

The tables below set out information about these additional charges.

Optional Guaranteed Minimum Income Benefit Endorsement Charge
Purpose of Charge	Compensation for bearing certain risks under this Endorsement. These risks arise from our obligation under this Endorsement to allow you to base Annuity Benefit Payments on the GMIB Annuity Benefit Value if they so choose, which may result in a larger Annuity Benefit Payment than that otherwise payable under the Contract.

Amount of Charge	Daily charge equal to 0.000823% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 0.30%.

When Assessed	During the Accumulation Period.

Assessed Against What	Amounts invested in the Subaccounts.

Waivers	None.

Optional Enhanced Death Benefit Rider Charge
Purpose of Charge	Compensation for bearing mortality risks under this Rider. These increased risks arise from our obligation to pay an Enhanced Death Benefit Amount which may exceed the Death Benefit Amount otherwise payable under the Contract.

Amount of Charge	If issued to an Owner age 70 or younger Daily charge equal to 0.000274% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 0.10%. If issued to an Owner over age 70 but under age 79 Daily charge equal to 0.000686% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 0.25%.

When Assessed	During the Accumulation Period, and during the Benefit Payment Period if a variable dollar benefit is elected.

Assessed Against What	Amounts invested in the Subaccounts.

Waivers	None.

Optional Earnings Enhancement Benefit Rider Charge
Purpose of Charge	Compensation for bearing certain risks under this Rider. These risks arise from our obligation to pay an increased Death Benefit Amount (or an increased Enhanced Death Benefit Amount, if applicable), when a Death Benefit becomes payable as a result of an Owner’s death.

Amount of Charge	Daily charge equal to 0.000823% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 0.30%.

When Assessed	During the Accumulation Period.

Assessed Against What	Amounts invested in the Subaccounts.

Waivers	None.

Optional Guaranteed Minimum Income Benefit Endorsement
If you purchased your Contract before May 1, 2003 and selected the Optional Guaranteed Minimum Income Benefit Endorsement (the “GMIB Endorsement”), the information in this section applies to your Contact.
The GMIB Endorsement gives you the option of having annuity benefit payments based on the GMIB Annuity Benefit Value, instead of the Account Value, as of the end of the Valuation Period immediately preceding the GMIB Commencement Date.
GMIB Annuity Benefit Value
The GMIB Annuity Benefit Base is used to calculate your GMIB Annuity Benefit Value. The GMIB Annuity Benefit Base, at the end of any Valuation Period, is equal to all purchase payments received as of that date:
1)	reduced proportionally for any partial surrenders;

2)	less the annual contract maintenance fee, any transfer fees and any applicable charges due under any optional riders or endorsements to the Contract;

3)	less any applicable CDSC;

4)	less outstanding loans; and

5)	less any purchase payments received in the immediately preceding twelve (12) months.
For purposes of calculating the GMIB Annuity Benefit Base, all adjustments will occur at the time the transaction occurs. The adjustment for partial surrenders will reduce the GMIB Annuity Benefit Base in the same proportion that the Account Value was reduced on the date of the partial surrender. All other adjustments will reduce the GMIB Annuity Benefit Base on a dollar for dollar basis.
The GMIB Annuity Benefit Value, at the end of any Valuation Date, is equal to
•	the GMIB Annuity Base, compounded daily, at an effective annual interest rate (the “GMIB Interest Rate,” as described below), from the Contract Effective Date until the Contract Anniversary immediately following the oldest Owner’s 85th birthday, or the GMIB Commencement Date, whichever is earlier; plus

•	any Purchase Payments received in the immediately preceding twelve (12) months.
The GMIB Annuity Benefit Value and the GMIB Annuity Benefit Base are used only in connection with the determination of annuity payments, and have no affect on other Contract provisions, riders or endorsements. Neither the GMIB Annuity Benefit Value nor the GMIB Annuity Benefit Base reflects the Account Value.
GMIB Interest Rate
The GMIB Interest Rate depends on the age of the oldest Owner on the Contract Effective Date.
•	The GMIB Interest Rate is equal to an effective annual interest rate of 6% if the oldest Owner is age 75 or younger on the Contract Effective Date.
•	The GMIB Interest Rate is equal to an effective annual interest rate of 5% if the oldest Owner is over age 75 but under Age 80 on the Contract Effective Date.
After the first Contract year, the GMIB Interest Rate applicable to any Contract will be reduced by 3% if the Fixed Account Value exceeds 30% of the total Account Value on the last Valuation Date of any quarter. This means that, if the GMIB Interest Rate otherwise would have been 6%, it will be reduced to 3% for that quarter. If the GMIB Interest Rate otherwise would have been 5%, it will be reduced to 2% for that quarter.
To avoid a reduction in the applicable GMIB Interest Rate, an Owner should carefully monitor allocations to the Fixed Account.
Limitation on Settlement Options
If the Owner chooses to have annuity benefit payments based on the GMIB Annuity Benefit Value, the only settlement option available is the GMIB Option Life Annuity with Payments for at Least 120 Months and may be based only on the GMIB Option Tables included in the GMIB Endorsement. No variable dollar benefit payment option is available if the Owner elects to receive annuity benefit payments based on the GMIB Annuity Benefit Value.

Under GMIB Option Life Annuity With Payments For At Least 120 Months, we will make periodic payments at the beginning of each payment interval for at least 120 months, or until the death of the person on whose life benefit payments are based if he or she lives longer than the fixed period.
Calculation of Fixed Dollar Benefit Payments under the GMIB Endorsement
For fixed dollar payments made under the terms of the GMIB Endorsement, we guarantee minimum fixed dollar benefit payment factors based on 1983 annuity mortality tables for individuals, with a ten year age setback, and with interest at 2 1/2% per year, compounded annually.
Termination of the GMIB Endorsement
The Owner cannot discontinue the GMIB Endorsement after the Contract Effective Date.
The GMIB Endorsement will terminate automatically on the earliest of the following:
1)	the date the Contract is fully surrendered;

2)	the Annuity Commencement Date;

3)	the 31st calendar day following the Contract anniversary immediately preceding the oldest Owner’s 91st birthday;

4)	the Death Benefit Valuation Date (or the date that would have been the Death Benefit Valuation Date if a spouse becomes successor Owner);

5)	the date you name a new Owner who is older than the oldest previous Owner; or

6)	the date the Contract is otherwise terminated in accordance with Contract provisions.
Impact of GMIB Endorsement on Certain Contract Provisions

Contract Provision	GMIB Provision
The first day of the Benefit Payment Period in which annuity payments are made is referred to as the “Annuity Commencement Date.”	The first day of the Benefit Payment Period in which annuity payments are made is referred to the “GMIB Commencement Date.”

Unless we agree otherwise, the Annuity Commencement Date cannot be later than the contract anniversary following the eighty-fifth (85th) birthday of the oldest Owner, or five years after the effective date of the Contract, whichever is later.
The GMIB Commencement Date must be on, or during the thirty (30) calendar day period immediately following, the tenth (10th) or any subsequent Contract anniversary prior to the oldest Owner’s ninety-first (91st) birthday.

The amount applied to a settlement option to provide annuity payments generally will be the Account Value (less any outstanding loans) as of the end of the Valuation Period immediately preceding the Annuity Commencement Date.
Annuity payments will be based on the GMIB Annuity Benefit Value as of the end of the Valuation Period immediately preceding the GMIB Commencement Date.

You generally may select any form of settlement option currently available.	The only settlement option available is the GMIB Option Life Annuity with Payments for at Least 120 Months.
********************
Before electing the GMIB Endorsement, you should consult a qualified financial advisor. In particular, the election of the GMIB Endorsement may not be appropriate for contract Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of ten (10) contract years.
While the GMIB Endorsement does provide a guaranteed GMIB Annuity Benefit Value, and therefore may afford some protection against unfavorable market performance, the GMIB Endorsement does not in any way guarantee the performance of any underlying portfolio, or any other investment option available under the contract.
•	The GMIB Endorsement does not restrict or limit the rights of contract Owners to annuitize the contract based on the Account Value at other times permitted under the contract.
•	The GMIB Endorsement does not in any way restrict the right to annuitize the contract using an Account Value that may be higher than the GMIB Annuity Benefit Value.
Owners should remember, however, that the GMIB Endorsement can not be discontinued once it is elected. This means that the GMIB charge will continue to be assessed even if the investment performance of the contract results in an Account Value that exceeds the GMIB Annuity Benefit Value.

Optional Earnings Enhanced Benefit Rider
If you purchased your Contract before May 1, 2003 and selected the Optional Earnings Enhancement Benefit Rider (the “EEB Rider”), the information in this section applies to your Contact.
If a death benefit becomes payable as a result of an Owner’s death while the EEB Rider is in effect, an Earnings Enhancement Benefit Amount (“EEB Amount”) is provided. The Death Benefit Amount (or the Enhanced Death Benefit Amount or Stepped-Up Death Benefit Amount, if applicable) will be increased by the EEB Amount, if any.
No more than one death benefit (whether or not increased by any EEB Amount) is payable under the Contract and the EEB Rider.
EEB Amount
The EEB Amount depends on the age of the oldest Owner on the Contract Effective Date.
•	If the oldest Owner was age 69 or younger on the Contract Effective Date, the EEB Amount will be the lesser of:
•	40% of Earnings (as defined below); or

•	40% of purchase payments not already withdrawn.
•	If the oldest Owner was age 70 to 74 on the Contract Effective Date, the EEB Amount will be the lesser of:
•	25% of Earnings (as defined below) or

•	25% of purchase payments not already withdrawn.
Earnings
Solely for purposes of calculating the EEB Amount, Earnings are defined as the Account Value as of the Valuation Date immediately preceding the Death Benefit Valuation Date, minus purchase payments not already withdrawn. Partial surrenders taken prior to the Death Benefit Valuation Date will be deemed to have been taken from earnings first, and then from purchase payments, for purposes of calculating the EEB Amount under the EEB Rider.
Termination of the EEB Rider
The Owner cannot discontinue the EEB Rider after the Contract Effective Date.
The EEB Rider will terminate automatically on the earliest of the following:
1)	the date the Contract is fully surrendered;

2)	the Death Benefit Valuation Date (or the date that would have been the Death Benefit Valuation Date if a spouse becomes successor Owner);

3)	the Annuity Commencement Date, or GMIB Commencement Date, as applicable;

4)	the date the Owner names a new Owner who is older than the oldest previous Owner; or

5)	the date the Contract is otherwise terminated in accordance with Contract provisions.
If the receipt of any benefit under the EEB Rider would cause the Contract to lose its tax-qualified or tax-deferred status, the EEB Rider will be deemed to be void from its inception. In that event, all charges deducted from the Contract for the EEB Rider will be refunded.
Optional Enhanced Death Benefit Rider
If you purchased your Contract before May 1, 2003 and selected the Optional Enhanced Death Benefit Rider (the “EDB Rider”), the information in this section applies to your Contact.
A partial surrender or withdrawal from the Contract may result in the reduction of the Death Benefit that is greater than the amount of the partial surrender or withdrawal.
The EDB Rider provides for an Enhanced Death Benefit Amount (“EDB Amount”) when a death benefit becomes payable as a result of the death of any Owner before the Annuity Commencement Date or GMIB Commencement Date, as applicable.
EDB Amount
The EDB Amount, if it is larger, will be paid instead of the Death Benefit Amount otherwise payable under the Contract. Only one death benefit will be paid under the Contract. If an EDB Amount is paid, it is in lieu of the Death Benefit Amount.

The EDB Amount will be equal to total purchase payments, reduced proportionally for partial surrenders, and increased by any interest, as described below; provided, however, that the EDB Amount shall not exceed 200% of the total purchase payments, reduced proportionally for partial surrenders. Any reduction for partial surrenders will be in the same proportion that the Account Value was reduced on the date of the partial surrender.
Interest
The interest rate used in the determination of an EDB Amount depends on the Owner’s age when the Owner dies.
•	If any Owner dies before age 80, interest on purchase payments for determination of an EDB Amount compounds daily, at the effective annual interest rate described below (the “Specified Rate”), to the Death Benefit Valuation Date.
•	If any Owner dies on or after his or her 80th birthday, interest compounds daily, at the Specified Rate, to the Contract Anniversary prior to the 80th birthday of the deceased Owner.
Specified Rate
The Specified Rate depends on the Owner’s age when the Contract is issued.
•	If the Contract is issued before any Owner is age 71, the Specified Rate is 5%.
•	If the Contract is issued after any Owner is age 71 and before any Owner is age 79, the Specified Rate is 4%.
Termination of the EDB Rider
The Owner cannot discontinue the EDB Rider after the Contract Effective Date.
The EDB Rider will terminate automatically on the earliest of the following:
1)	the date the Contract is fully surrendered;

2)	the Death Benefit Valuation Date (or the date that would have been the Death Benefit Valuation Date if a spouse becomes successor Owner);

3)	the Annuity Commencement Date, or GMIB Commencement Date, as applicable;

4)	the date you name a new Owner who is older than the oldest previous Owner; or

5)	the date the Contract is otherwise terminated in accordance with Contract provisions.
If the receipt of any benefit under the EDB Rider would cause the Contract to lose its tax-qualified or tax-deferred status, the EDB Rider will be deemed to be void from its inception. In that event, all charges deducted from the Contract for the EDB Rider will be refunded.

Condensed Financials for Contracts with One or More Optional Riders

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
American Century VP Large Company Value-Class II Shares (Inception Date 12/1/2004)
8.994680	0.000	8.925268	0.000	12/31/09
7.615283	0.000	7.568031	0.000	12/31/08
12.354999	29.661	12.297133	0.000	12/31/07
12.715490	29.661	12.675321	0.000	12/31/06
10.776807	29.661	10.759070	0.000	12/31/05
10.361113	0.000	10.359777	0.000	12/31/04
American Century VP Mid Cap Value-Class II Shares (Inception Date 12/1/2004)
12.267115	0.000	12.172460	0.000	12/31/09
9.594619	0.000	9.535082	0.000	12/31/08
12.903999	0.000	12.843559	0.000	12/31/07
13.427311	0.000	13.384899	0.000	12/31/06
11.337977	0.000	11.319325	0.000	12/31/05
10.530040	0.000	10.528682	0.000	12/31/04
American Century VP Ultra®-Class II Shares (Inception Date 12/1/2004)
8.990730	0.000	8.921347	0.000	12/31/09
6.785213	0.000	6.743089	0.000	12/31/08
11.805813	0.000	11.750498	0.000	12/31/07
9.919204	0.000	9.887850	0.000	12/31/06
10.423046	0.000	10.405895	0.000	12/31/05
10.376430	0.000	10.375090	0.000	12/31/04
American Century VP VistaSM-Class I Shares (Inception Date 12/1/2004)
9.994331	179.657	9.917194	0.000	12/31/09
8.284943	171.008	8.233535	0.000	12/31/08
16.372858	0.000	16.296198	0.000	12/31/07
11.893183	0.000	11.855601	0.000	12/31/06
11.076211	0.000	11.057991	0.000	12/31/05
10.398477	0.000	10.397136	0.000	12/31/04
Calamos Growth and Income Portfolio (Inception Date 5/1/2007)
9.607427	0.000	9.568384	0.000	12/31/09
6.995880	0.000	6.978054	0.000	12/31/08
10.405023	0.000	10.394396	0.000	12/31/07
Davis Value Portfolio (Inception Date 5/1/2007)
7.539424	94.218	7.508767	0.000	12/31/09
5.835980	86.999	5.821102	0.000	12/31/08
9.929103	0.000	9.918961	0.000	12/31/07
Dreyfus IP Technology Growth Portfolio-Initial Shares (Inception Date 12/1/2004)
10.838990	0.000	10.755335	0.000	12/31/09
6.979168	0.000	6.935855	0.000	12/31/08
12.047391	0.000	11.990957	0.000	12/31/07
10.661865	0.000	10.628168	0.000	12/31/06
10.376648	0.000	10.359578	0.000	12/31/05
10.150148	0.000	10.148837	0.000	12/31/04

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
The Dreyfus Socially Responsible Growth Fund, Inc.-Service Shares (Inception Date 8/1/2002)
11.889056	0.000	11.756309	0.000	12/31/09
9.045324	0.000	8.957957	0.000	12/31/08
14.038637	0.000	13.924324	0.000	12/31/07
13.259903	0.000	13.172068	0.000	12/31/06
12.354574	0.000	12.291378	0.000	12/31/05
12.135366	0.000	12.091635	0.000	12/31/04
11.629148	0.000	11.604768	0.000	12/31/03
9.386231	0.000	9.380402	0.000	12/31/02
Dreyfus Stock Index Fund-Service Shares (Inception Date 8/1/2002)
12.235117	0.000	12.098535	2,582.458	12/31/09
9.854767	0.000	9.759604	3,298.880	12/31/08
15.963093	0.000	15.833169	4,641.415	12/31/07
15.437049	0.000	15.334857	5,415.719	12/31/06
13.602939	0.000	13.533406	7,878.569	12/31/05
13.223276	0.000	13.175650	9,713.531	12/31/04
12.164722	0.000	12.139244	12,199.516	12/31/03
9.642028	0.000	9.636045	0.000	12/31/02
Dreyfus VIF Appreciation Portfolio-Service Shares (Inception Date 8/1/2002)
12.032213	0.000	11.897908	0.000	12/31/09
9.993912	0.000	9.897415	0.000	12/31/08
14.437897	51.843	14.320359	0.000	12/31/07
13.718991	51.843	13.628145	0.000	12/31/06
11.984877	51.843	11.923611	0.000	12/31/05
11.685755	97.504	11.643677	0.000	12/31/04
11.320314	61.915	11.296599	0.000	12/31/03
9.509374	0.000	9.503473	0.000	12/31/02
Dreyfus VIF Money Market Portfolio (Inception Date 8/1/2002)
1.053643	0.000	1.041343	0.000	12/31/09
1.067377	0.000	1.056780	0.000	12/31/08
1.057338	0.000	1.048449	0.000	12/31/07
1.024882	0.000	1.017704	0.000	12/31/06
0.995113	0.000	0.989633	0.000	12/31/05
0.983935	0.000	0.980155	0.000	12/31/04
0.990975	0.000	0.988836	0.000	12/31/03
0.998972	0.000	0.998339	0.000	12/31/02
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
8.883731	0.000	8.847622	0.000	12/31/09
7.546082	0.000	7.526854	0.000	12/31/08
10.087115	0.000	10.076808	0.000	12/31/07
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
10.191274	0.000	10.149862	0.000	12/31/09
9.556273	0.000	9.531938	0.000	12/31/08
10.324752	0.000	10.314202	0.000	12/31/07
Ibbotson Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
8.259849	0.000	8.226248	0.000	12/31/09
6.727434	0.000	6.710283	0.000	12/31/08
9.988106	0.000	9.977900	0.000	12/31/07

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
9.499208	0.000	9.460612	0.000	12/31/09
8.512105	0.000	8.490434	0.000	12/31/08
10.186110	0.000	10.175718	0.000	12/31/07
Invesco V.I. Capital Development Fund-Series II Shares (Inception Date 8/1/2002)
13.734841	0.000	13.581475	0.000	12/31/09
9.820329	0.000	9.725463	0.000	12/31/08
18.858179	0.000	18.704635	0.000	12/31/07
17.320146	0.000	17.205441	0.000	12/31/06
15.124597	0.000	15.047251	0.000	12/31/05
14.052139	43.745	14.001500	0.000	12/31/04
12.375989	0.000	12.350046	0.000	12/31/03
9.301699	0.000	9.295915	0.000	12/31/02
Invesco V.I. Core Equity Fund-Series I Shares (Inception Date 5/1/2006)
10.004857	0.000	9.948906	0.000	12/31/09
7.916973	0.000	7.884694	0.000	12/31/08
11.506283	0.000	11.476905	0.000	12/31/07
10.805412	0.000	10.794324	0.000	12/31/06
Invesco V.I. Financial Services Fund-Series I Shares (Inception Date 8/1/2002)
5.975970	0.000	5.909180	0.000	12/31/09
4.761098	0.000	4.715074	0.000	12/31/08
11.919681	0.000	11.822627	0.000	12/31/07
15.558993	0.000	15.455965	0.000	12/31/06
13.564893	0.000	13.495535	0.000	12/31/05
13.002778	0.000	12.955934	0.000	12/31/04
12.146434	0.000	12.120987	0.000	12/31/03
9.514057	0.000	9.508153	0.000	12/31/02
Invesco V.I. Global Health Care Fund-Series I Shares (Inception Date 8/1/2002)
13.410851	0.000	13.261126	0.000	12/31/09
10.663828	0.000	10.560826	0.000	12/31/08
15.167677	0.000	15.044457	0.000	12/31/07
13.768001	0.000	13.676798	0.000	12/31/06
13.281919	0.000	13.213994	0.000	12/31/05
12.467695	0.000	12.422775	0.000	12/31/04
11.766505	0.000	11.741845	0.000	12/31/03
9.346304	0.000	9.340507	0.000	12/31/02
Invesco V.I. Government Securities Fund-Series II Shares (Inception Date 8/1/2002)
11.924817	0.000	11.791720	0.000	12/31/09
12.137947	0.000	12.020754	0.000	12/31/08
11.004775	0.000	10.915163	0.000	12/31/07
10.530382	0.000	10.460630	0.000	12/31/06
10.350940	0.000	10.297994	0.000	12/31/05
10.362392	0.000	10.325051	0.000	12/31/04
10.286850	0.000	10.265292	0.000	12/31/03
10.345276	0.000	10.338868	0.000	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Invesco V.I. Mid Cap Core Equity Fund-Series II Shares (Inception Date 8/1/2002)
15.481349	0.000	15.308564	0.000	12/31/09
12.103634	0.000	11.986767	0.000	12/31/08
17.230324	21.382	17.090061	0.000	12/31/07
16.007969	21.382	15.901972	0.000	12/31/06
14.643051	21.382	14.568190	0.000	12/31/05
13.858287	0.000	13.808384	0.000	12/31/04
12.387906	0.000	12.361973	0.000	12/31/03
9.896086	0.000	9.889956	0.000	12/31/02
Invesco V.I. Small Cap Equity Fund-Series I Shares (Inception Date 5/1/2007)
7.861141	45.753	7.829069	0.000	12/31/09
6.580131	41.033	6.563278	0.000	12/31/08
9.726078	0.000	9.716018	0.000	12/31/07
12.485067	0.000	12.445631	0.000	12/31/06
10.822090	0.000	10.804291	0.000	12/31/05
10.175858	0.000	10.174541	0.000	12/31/04
Invesco V.I. Utilities Fund-Series II Shares (Inception Date 8/1/2002)
14.853030	81.372	14.725213	0.000	12/31/09
13.157355	81.372	13.063994	0.000	12/31/08
19.794045	0.000	19.683661	0.000	12/31/07
16.702552	0.000	16.634820	0.000	12/31/06
13.537718	0.000	13.503290	0.000	12/31/05
11.791661	0.000	11.779537	0.000	12/31/04
Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Series I (Inception Date 8/1/2002)
16.764579	0.000	16.577448	0.000	12/31/09
12.226329	0.000	12.108267	0.000	12/31/08
21.143043	19.127	20.970961	0.000	12/31/07
19.905369	19.127	19.773592	0.000	12/31/06
16.742252	19.127	16.656660	0.000	12/31/05
15.133691	0.000	15.079175	0.000	12/31/04
13.407309	0.000	13.379216	0.000	12/31/03
9.616515	0.000	9.610544	0.000	12/31/02
Invesco Van Kampen V. I. Value Portfolio-Series I (Inception Date 8/1/2002)
13.495655	0.000	13.344990	0.000	12/31/09
10.459151	0.000	10.358138	0.000	12/31/08
16.554789	21.309	16.420027	0.000	12/31/07
17.340031	21.309	17.225226	0.000	12/31/06
15.059697	21.309	14.982716	0.000	12/31/05
14.621169	40.745	14.568529	0.000	12/31/04
12.596588	0.000	12.570211	0.000	12/31/03
9.535536	0.000	9.529623	0.000	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Janus Aspen Balanced Portfolio-Service Shares (Inception Date 12/1/2004)
15.142766	150.238	14.973773	0.000	12/31/09
12.241591	146.546	12.123400	0.000	12/31/08
14.806573	0.000	14.686041	0.000	12/31/07
13.631055	0.000	13.540793	0.000	12/31/06
12.532756	0.000	12.468684	0.000	12/31/05
11.817818	0.000	11.775254	0.000	12/31/04
11.078577	59.397	11.055380	0.000	12/31/03
9.887795	0.000	9.881671	0.000	12/31/02
Janus Aspen Enterprise Portfolio-Service Shares (Inception Date 12/1/2004)
17.749702	0.000	17.551550	0.000	12/31/09
12.475407	0.000	12.354931	0.000	12/31/08
22.561143	0.000	22.377517	0.000	12/31/07
18.815582	0.000	18.691014	0.000	12/31/06
16.858314	0.000	16.772144	0.000	12/31/05
15.276897	0.000	15.221890	0.000	12/31/04
12.873263	0.000	12.846310	0.000	12/31/03
9.695603	0.000	9.689589	0.000	12/31/02
Janus Aspen Janus Portfolio-Service Shares (Inception Date 12/1/2004)
12.700613	55.824	12.558827	0.000	12/31/09
9.479916	55.365	9.388372	0.000	12/31/08
16.006290	0.000	15.875990	0.000	12/31/07
14.156537	0.000	14.062790	0.000	12/31/06
12.931847	0.000	12.865715	0.000	12/31/05
12.621742	93.119	12.576259	0.000	12/31/04
12.296809	0.000	12.271033	0.000	12/31/03
9.491882	0.000	9.485980	0.000	12/31/02
Janus Aspen Overseas Portfolio-Service Shares (Inception Date 12/1/2004)
20.507204	132.846	20.348969	0.000	12/31/09
11.626257	153.054	11.554129	0.000	12/31/08
24.710225	0.000	24.594600	0.000	12/31/07
19.597593	0.000	19.535740	0.000	12/31/06
13.568313	0.000	13.546016	0.000	12/31/05
10.439722	0.000	10.438379	0.000	12/31/04
Morgan Stanley UIF Mid Cap Growth Portfolio-Class I (Inception Date 5/1/2007)
9.153554	0.000	9.116318	0.000	12/31/09
5.894304	0.000	5.879270	0.000	12/31/08
11.241985	0.000	11.230503	0.000	12/31/07
Morgan Stanley UIF U.S. Real Estate Portfolio-Class I (Inception Date 8/1/2002)
17.121199	0.000	16.930021	0.000	12/31/09
13.542386	0.000	13.411591	0.000	12/31/08
22.139777	0.000	21.959616	0.000	12/31/07
27.106274	0.000	26.926909	0.000	12/31/06
19.933724	0.000	19.831863	0.000	12/31/05
17.288407	0.000	17.226169	0.000	12/31/04
12.867765	0.000	12.840820	0.000	12/31/03
9.497829	0.000	9.491939	0.000	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Neuberger Berman AMT Guardian Portfolio-Class S (Inception Date 8/1/2002)
13.727250	0.000	13.574002	0.000	12/31/09
10.761284	0.000	10.657360	0.000	12/31/08
17.443279	0.000	17.301285	0.000	12/31/07
16.530231	0.000	16.420788	0.000	12/31/06
14.848334	0.000	14.772427	0.000	12/31/05
13.938042	0.000	13.887835	0.000	12/31/04
12.245798	0.000	12.220142	0.000	12/31/03
9.459807	0.000	9.453942	0.000	12/31/02
Neuberger Berman AMT Small-Cap Growth Portfolio-Class S (Inception Date 8/1/2002)
10.048009	0.000	9.935822	0.000	12/31/09
8.310156	0.000	8.229893	0.000	12/31/08
13.939914	0.000	13.826411	0.000	12/31/07
14.080953	0.000	13.987702	0.000	12/31/06
13.581595	0.000	13.512150	0.000	12/31/05
13.399689	0.000	13.351418	0.000	12/31/04
12.159102	0.000	12.133627	0.000	12/31/03
9.868048	0.000	9.861928	0.000	12/31/02
Oppenheimer Capital Appreciation Fund/VA-Service Shares (Inception Date 8/1/2002)
12.397207	57.676	12.258806	0.000	12/31/09
8.731071	59.238	8.646733	0.000	12/31/08
16.313932	46.824	16.181124	0.000	12/31/07
14.547588	46.824	14.451259	0.000	12/31/06
13.714949	46.824	13.644828	0.000	12/31/05
13.277635	0.000	13.229804	0.000	12/31/04
12.643001	58.353	12.616500	0.000	12/31/03
9.819179	0.000	9.813083	0.000	12/31/02
Oppenheimer Global Securities Fund/VA-Service Shares (Inception Date 8/1/2002)
16.941232	0.000	16.752109	0.000	12/31/09
12.342095	0.000	12.222913	0.000	12/31/08
21.000676	37.689	20.829743	0.000	12/31/07
20.100000	37.689	19.966930	0.000	12/31/06
17.386097	37.689	17.297226	0.000	12/31/05
15.474350	40.571	15.418627	0.000	12/31/04
13.214627	0.000	13.186951	0.000	12/31/03
9.388502	0.000	9.382674	0.000	12/31/02
Oppenheimer Main Street Fund®/VA-Service Shares (Inception Date 12/1/2004)
9.524456	0.000	9.450936	0.000	12/31/09
7.554615	0.000	7.507719	0.000	12/31/08
12.497365	59.107	12.438810	0.000	12/31/07
12.182942	59.107	12.144437	0.000	12/31/06
10.777408	59.107	10.759664	0.000	12/31/05
10.347078	0.000	10.345742	0.000	12/31/04

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Oppenheimer Main Street Small Cap Fund/VA-Service Shares (Inception Date 8/1/2002)
15.497532	0.000	15.324553	0.000	12/31/09
11.494243	0.000	11.383268	0.000	12/31/08
18.824004	37.351	18.670824	0.000	12/31/07
19.382086	37.351	19.253826	0.000	12/31/06
17.160784	37.351	17.073108	0.000	12/31/05
15.878838	0.000	15.821683	0.000	12/31/04
13.525796	0.000	13.497483	0.000	12/31/03
9.517659	0.000	9.511753	0.000	12/31/02
PIMCO VIT High Yield Portfolio-Administrative Class (Inception Date 8/1/2002)
16.718065	0.000	16.531517	0.000	12/31/09
12.085700	0.000	11.969022	0.000	12/31/08
16.048302	0.000	15.917666	0.000	12/31/07
15.741142	0.000	15.636915	0.000	12/31/06
14.646646	0.000	14.571764	0.000	12/31/05
14.280067	0.000	14.228635	0.000	12/31/04
13.231661	0.000	13.203953	0.000	12/31/03
10.926694	0.000	10.919931	0.000	12/31/02
PIMCO VIT Real Return Portfolio-Administrative Class (Inception Date 8/1/2002)
14.265106	532.113	14.105932	0.000	12/31/09
12.232215	522.992	12.114126	0.000	12/31/08
13.361565	935.943	13.252800	0.000	12/31/07
12.258643	935.943	12.177458	0.000	12/31/06
12.356428	935.943	12.293247	0.000	12/31/05
12.286154	885.654	12.241896	0.000	12/31/04
11.449900	885.654	11.425913	0.000	12/31/03
10.676270	0.000	10.669667	0.000	12/31/02
PIMCO VIT Total Return Portfolio-Administrative Class (Inception Date 8/1/2002)
14.356658	47.413	14.196458	0.000	12/31/09
12.777199	39.671	12.653859	0.000	12/31/08
12.377951	55.007	12.277186	0.000	12/31/07
11.554992	55.007	11.478473	0.000	12/31/06
11.295545	55.007	11.237789	0.000	12/31/05
11.192571	0.000	11.152252	0.000	12/31/04
10.832807	0.000	10.810115	0.000	12/31/03
10.467250	0.000	10.460778	0.000	12/31/02
Rydex|SGI VT All-Cap Opportunity Fund (Inception Date 8/1/2002)
13.737243	0.000	13.583878	0.000	12/31/09
10.956028	0.000	10.850210	0.000	12/31/08
18.769583	0.000	18.616787	0.000	12/31/07
15.525503	0.000	15.422686	0.000	12/31/06
14.150198	0.000	14.077848	0.000	12/31/05
12.632985	0.000	12.587490	0.000	12/31/04
11.583816	0.000	11.559558	0.000	12/31/03
9.051230	0.000	9.045614	0.000	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Templeton Foreign Securities Fund-Class 2 (Inception Date 5/1/2007)
8.463128	0.000	8.428705	0.000	12/31/09
6.269535	0.000	6.253553	0.000	12/31/08
10.676374	0.000	10.665467	0.000	12/31/07
Wilshire 2015 ETF Fund (Inception Date 5/1/2007)
8.829912	0.000	8.794030	0.000	12/31/09
7.447763	0.000	7.428792	0.000	12/31/08
10.000788	0.000	9.990580	0.000	12/31/07
Wilshire 2025 ETF Fund (Inception Date 5/1/2007)
8.356156	0.000	8.322224	0.000	12/31/09
7.042424	0.000	7.024494	0.000	12/31/08
9.963846	0.000	9.953669	0.000	12/31/07
Wilshire 2035 ETF Fund (Inception Date 5/1/2007)
7.769237	0.000	7.737651	0.000	12/31/09
6.524820	0.000	6.508192	0.000	12/31/08
9.914240	0.000	9.904116	0.000	12/31/07

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
American Century VP Large Company Value-Class II Shares (Inception Date 12/1/2004)
8.902251	0.000	8.856230	0.000	12/31/09
7.552346	0.000	7.520958	0.000	12/31/08
12.277911	0.000	12.239400	0.000	12/31/07
12.661973	0.000	12.635193	0.000	12/31/06
10.753173	0.000	10.741329	0.000	12/31/05
10.359331	0.000	10.358435	0.000	12/31/04
American Century VP Mid Cap Value-Class II Shares (Inception Date 12/1/2004)
12.141083	0.000	12.078343	0.000	12/31/09
9.515326	735.865	9.475791	444.868	12/31/08
12.823485	0.000	12.783274	0.000	12/31/07
13.370800	0.000	13.342536	0.000	12/31/06
11.313118	0.000	11.300672	0.000	12/31/05
10.528226	0.000	10.527319	0.000	12/31/04
American Century VP Ultra®-Class II Shares (Inception Date 12/1/2004)
8.898319	0.000	8.852312	0.000	12/31/09
6.729101	0.000	6.701136	0.000	12/31/08
11.732122	0.000	11.695319	0.000	12/31/07
9.877421	0.000	9.856526	0.000	12/31/06
10.400175	0.000	10.388729	0.000	12/31/05
10.374642	0.000	10.373747	0.000	12/31/04

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
American Century VP VistaSM-Class I Shares (Inception Date 12/1/2004)
9.891618	317.149	9.840471	86.379	12/31/09
8.216467	402.142	8.182309	86.379	12/31/08
16.270718	1,349.852	16.219699	689.438	12/31/07
11.843105	826.971	11.818046	86.378	12/31/06
11.051927	0.000	11.039757	0.000	12/31/05
10.396688	0.000	10.395790	0.000	12/31/04
Calamos Growth and Income Portfolio (Inception Date 5/1/2007)
9.555406	315.342	9.529406	0.000	12/31/09
6.972122	1,215.884	6.960236	628.192	12/31/08
10.390856	33.942	10.383767	0.000	12/31/07
Davis Value Portfolio (Inception Date 5/1/2007)
7.498575	308.372	7.478158	0.000	12/31/09
5.816157	238.388	5.806225	0.000	12/31/08
9.915583	166.205	9.908808	0.000	12/31/07
Dreyfus IP Technology Growth Portfolio-Initial Shares (Inception Date 12/1/2004)
10.727576	8.145	10.672134	0.000	12/31/09
6.921463	8.145	6.892707	0.000	12/31/08
11.972196	71.012	11.934665	0.000	12/31/07
10.616963	371.542	10.594507	0.000	12/31/06
10.353889	0.000	10.342488	0.000	12/31/05
10.148398	0.000	10.147522	0.000	12/31/04
The Dreyfus Socially Responsible Growth Fund, Inc.-Service Shares (Inception Date 8/1/2002)
11.712482	3,962.304	11.624906	0.000	12/31/09
8.929088	5,231.114	8.871353	0.000	12/31/08
13.886525	5,086.929	13.810862	0.000	12/31/07
13.143017	4,886.932	13.084794	0.000	12/31/06
12.270480	4,547.168	12.228533	0.000	12/31/05
12.077187	3,558.807	12.048124	0.000	12/31/04
11.596726	2,548.712	11.580519	0.000	12/31/03
9.378476	1.042	9.374590	0.000	12/31/02
Dreyfus Stock Index Fund-Service Shares (Inception Date 8/1/2002)
12.053431	2,662.313	11.963288	633.732	12/31/09
9.728146	2,764.460	9.665236	573.921	12/31/08
15.790177	2,991.350	15.704157	504.572	12/31/07
15.301022	2,922.946	15.233256	428.634	12/31/06
13.510376	2,874.230	13.464208	343.948	12/31/05
13.159884	5,444.191	13.128249	1,701.167	12/31/04
12.130815	3,994.107	12.113878	1,274.453	12/31/03
9.634059	504.411	9.630084	1,125.498	12/31/02
Dreyfus VIF Appreciation Portfolio-Service Shares (Inception Date 8/1/2002)
11.853520	3,191.364	11.764922	684.039	12/31/09
9.865495	2,956.775	9.801722	624.598	12/31/08
14.281454	2,879.643	14.203655	551.244	12/31/07
13.598056	2,263.485	13.537833	931.666	12/31/06
11.903299	1,888.666	11.862612	719.599	12/31/05
11.629727	5,662.663	11.601742	1,654.344	12/31/04
11.288751	2,117.301	11.272972	1,380.953	12/31/03
9.501521	2.339	9.497587	1,125.315	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Dreyfus VIF Money Market Portfolio (Inception Date 8/1/2002)
1.038186	44,969.618	1.030443	4,721.894	12/31/09
1.054049	171,249.101	1.047349	4,983.261	12/31/08
1.046145	13,204.982	1.040491	3,866.813	12/31/07
1.015829	17,783.153	1.011223	0.000	12/31/06
0.988183	20,284.976	0.984617	0.021	12/31/05
0.979129	18,326.872	0.976603	3,275.845	12/31/04
0.988257	8,291.275	0.986757	0.000	12/31/03
0.998163	0.000	0.997726	0.000	12/31/02
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
8.835614	2,703.818	8.811589	0.000	12/31/09
7.520460	2,559.279	7.507651	0.000	12/31/08
10.073382	2,199.099	10.066504	0.000	12/31/07
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
10.136107	380.122	10.108553	0.000	12/31/09
9.523848	608.269	9.507629	156.456	12/31/08
10.310689	301.965	10.303653	0.000	12/31/07
Ibbotson Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
8.215096	555.716	8.192728	0.000	12/31/09
6.704580	254.776	6.693143	0.000	12/31/08
9.974504	20.690	9.967691	0.000	12/31/07
Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2007)
9.447774	584.781	9.422096	0.000	12/31/09
8.483216	391.842	8.468772	0.000	12/31/08
10.172244	353.244	10.165298	0.000	12/31/07
Invesco V.I. Capital Development Fund-Series II Shares (Inception Date 8/1/2002)
13.530816	1,250.118	13.429660	710.320	12/31/09
9.694108	1,037.717	9.631430	625.883	12/31/08
18.653852	873.933	18.552248	464.975	12/31/07
17.167479	864.950	17.091462	501.596	12/31/06
15.021665	0.000	14.970340	0.000	12/31/05
13.984768	1,315.962	13.951134	65.474	12/31/04
12.341482	1,315.962	12.324241	38.011	12/31/03
9.294010	0.000	9.290160	3.742	12/31/02
Invesco V.I. Core Equity Fund-Series I Shares (Inception Date 5/1/2006)
9.930330	295.956	9.893130	852.557	12/31/09
7.873964	295.955	7.852466	780.637	12/31/08
11.467127	295.955	11.447537	691.279	12/31/07
10.790639	295.955	10.783238	585.856	12/31/06
Invesco V.I. Financial Services Fund-Series I Shares (Inception Date 8/1/2002)
5.887127	171.325	5.843057	0.000	12/31/09
4.699865	160.484	4.669443	0.000	12/31/08
11.790535	128.671	11.726291	0.000	12/31/07
15.421877	128.855	15.353581	0.000	12/31/06
13.472584	129.058	13.426540	0.000	12/31/05
12.940442	751.456	12.909309	0.000	12/31/04
12.112585	1,014.635	12.095644	0.000	12/31/03
9.506201	3.632	9.502264	0.000	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Invesco V.I. Global Health Care Fund-Series I Shares (Inception Date 8/1/2002)
13.211705	2,509.557	13.112901	60.719	12/31/09
10.526806	2,195.587	10.458720	60.719	12/31/08
15.003631	2,111.018	14.921861	60.719	12/31/07
13.646634	1,736.782	13.586178	60.719	12/31/06
13.191509	1,445.566	13.146428	60.719	12/31/05
12.407911	3,318.892	12.378062	60.719	12/31/04
11.733693	3,374.475	11.717303	60.719	12/31/03
9.338586	63.876	9.334724	0.000	12/31/02
Invesco V.I. Government Securities Fund-Series II Shares (Inception Date 8/1/2002)
11.747773	1,874.563	11.659954	0.0000	12/31/09
11.982023	2,694.620	11.904572	2,666.626	12/31/08
10.885526	1,788.208	10.826211	0.000	12/31/07
10.437538	1,817.485	10.391300	0.000	12/31/06
10.280457	1,878.037	10.245324	1,010.427	12/31/05
10.312695	1,029.452	10.287893	0.000	12/31/04
10.258173	455.519	10.243837	0.000	12/31/03
10.336750	3.892	10.332486	0.000	12/31/02
Invesco V.I. Mid Cap Core Equity Fund-Series II Shares (Inception Date 8/1/2002)
15.251482	173.610	15.137436	0.000	12/31/09
11.948138	173.610	11.870881	0.000	12/31/08
17.043674	173.610	16.950810	0.000	12/31/07
15.866901	256.027	15.796621	0.000	12/31/06
14.543412	209.529	14.493706	0.000	12/31/05
13.791869	159.512	13.758687	0.000	12/31/04
12.353394	116.323	12.336123	0.000	12/31/03
9.887925	0.000	9.883832	0.000	12/31/02
Invesco V.I. Small Cap Equity Fund-Series I Shares (Inception Date 5/1/2007)
7.818420	166.639	7.797068	487.461	12/31/09
6.557666	167.152	6.546427	410.934	12/31/08
9.712668	1,661.677	9.705946	346.507	12/31/07
12.432504	0.000	12.406211	0.000	12/31/06
10.798359	0.000	10.786473	0.000	12/31/05
10.174102	0.000	10.173220	0.000	12/31/04
Invesco V.I. Utilities Fund-Series II Shares (Inception Date 8/1/2002)
14.682867	189.710	14.598210	0.000	12/31/09
13.033041	206.418	12.971101	0.000	12/31/08
19.647028	533.563	19.573671	212.750	12/31/07
16.612325	709.891	16.567229	189.918	12/31/06
13.491848	238.465	13.468887	0.000	12/31/05
11.775494	1,178.139	11.767395	0.000	12/31/04

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Series I (Inception Date 8/1/2002)
16.515640	1,998.063	16.392156	334.172	12/31/09
12.069242	1,309.814	11.991208	0.000	12/31/08
20.914045	1,208.847	20.800124	431.572	12/31/07
19.729989	1,497.395	19.642628	431.571	12/31/06
16.628344	2,160.685	16.571525	431.569	12/31/05
15.061160	2,028.630	15.024944	129.564	12/31/04
13.369952	2,330.844	13.351272	110.684	12/31/03
9.608581	0.000	9.604601	0.000	12/31/02
Invesco Van Kampen V.I. Value Portfolio-Series I (Inception Date 8/1/2002)
13.295230	1,906.460	13.195839	653.742	12/31/09
10.324746	1,641.563	10.257999	738.945	12/31/08
16.375439	1,630.733	16.286261	1,006.284	12/31/07
17.187216	1,792.521	17.111139	1,985.713	12/31/06
14.957208	1,648.369	14.906130	1,112.450	12/31/05
14.551085	1,702.469	14.516134	0.000	12/31/04
12.561473	1,478.027	12.543954	132.037	12/31/03
9.527659	0.000	9.523724	0.000	12/31/02
Janus Aspen Balanced Portfolio-Service Shares (Inception Date 8/1/2002)
14.917931	6,701.640	14.806427	655.128	12/31/09
12.084319	6,290.873	12.006206	609.427	12/31/08
14.646164	6,354.817	14.566355	543.303	12/31/07
13.510905	6,298.041	13.451049	920.617	12/31/06
12.447458	5,908.460	12.404896	714.692	12/31/05
11.761156	5,803.740	11.732846	3,637.148	12/31/04
11.047694	6,039.327	11.032249	3,328.912	12/31/03
9.879643	251.741	9.875553	3,067.472	12/31/02
Janus Aspen Enterprise Portfolio-Service Shares (Inception Date 8/1/2002)
17.486106	258.241	17.355384	962.583	12/31/09
12.315107	44.132	12.235497	272.223	12/31/08
22.316780	31.635	22.195241	583.961	12/31/07
18.649791	220.587	18.567217	263.375	12/31/06
16.743623	583.357	16.686425	450.808	12/31/05
15.203686	113.639	15.167133	32.981	12/31/04
12.837394	77.798	12.819478	20.056	12/31/03
9.687604	6.139	9.683594	7.143	12/31/02
Janus Aspen Janus Portfolio-Service Shares (Inception Date 8/1/2002)
12.511986	1,498.513	12.418419	0.000	12/31/09
9.358090	1,265.518	9.297577	0.000	12/31/08
15.832866	1,111.156	15.746602	167.247	12/31/07
14.031747	921.132	13.969586	0.000	12/31/06
12.843817	480.968	12.799913	0.000	12/31/05
12.561213	5,503.379	12.530984	0.000	12/31/04
12.262520	2,627.592	12.245375	0.000	12/31/03
9.484036	2.069	9.480100	0.000	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Janus Aspen Overseas Portfolio-Service Shares (Inception Date 12/1/2004)
20.296520	551.015	20.191613	91.983	12/31/09
11.530185	284.259	11.482273	182.405	12/31/08
24.556181	744.682	24.479230	805.369	12/31/07
19.515169	522.992	19.473934	458.247	12/31/06
13.538596	583.196	13.523700	402.609	12/31/05
10.437930	0.000	10.437029	0.000	12/31/04
Morgan Stanley UIF Mid Cap Growth Portfolio-Class I (Inception Date 5/1/2007)
9.103949	923.217	9.079173	506.820	12/31/09
5.874266	68.369	5.864246	0.000	12/31/08
11.226671	47.730	11.219014	0.000	12/31/07
Morgan Stanley UIF U.S. Real Estate Portfolio-Class I (Inception Date 8/1/2002)
16.866847	2,376.879	16.740693	235.688	12/31/09
13.368339	2,089.793	13.281890	289.785	12/31/08
21.899994	2,722.578	21.780726	166.492	12/31/07
26.867515	3,837.274	26.748592	321.823	12/31/06
19.798110	4,102.660	19.730475	122.973	12/31/05
17.205566	4,205.965	17.164194	187.448	12/31/04
12.831913	3,980.422	12.813989	258.213	12/31/03
9.489992	0.000	9.486069	7.555	12/31/02
Neuberger Berman AMT Guardian Portfolio-Class S (Inception Date 8/1/2002)
13.523367	901.400	13.422253	1,948.003	12/31/09
10.623005	280.737	10.554314	253.076	12/31/08
17.254314	785.197	17.160312	1,074.297	12/31/07
16.384555	707.041	16.311990	558.182	12/31/06
14.747286	468.856	14.696889	341.686	12/31/05
13.871223	301.653	13.837858	0.000	12/31/04
12.211656	132.150	12.194588	0.000	12/31/03
9.451995	3.158	9.448082	0.000	12/31/02
Neuberger Berman AMT Small-Cap Growth Portfolio-Class S (Inception Date 8/1/2002)
9.898718	2,177.174	9.824730	0.000	12/31/09
8.203333	2,030.144	8.150308	0.000	12/31/08
13.788830	1,743.260	13.713725	0.000	12/31/07
13.956819	1,302.450	13.895019	0.000	12/31/06
13.489155	1,191.092	13.443074	0.000	12/31/05
13.335440	997.363	13.303370	67.166	12/31/04
12.125200	753.320	12.108263	123.675	12/31/03
9.859906	0.000	9.855824	0.000	12/31/02
Oppenheimer Capital Appreciation Fund/VA-Service Shares (Inception Date 8/1/2002)
12.213074	548.885	12.121750	227.956	12/31/09
8.618853	171.434	8.563119	0.000	12/31/08
16.137177	1,038.765	16.049263	1,009.105	12/31/07
14.419360	1,004.401	14.355500	1,009.105	12/31/06
13.621607	1,006.453	13.575060	1,232.587	12/31/05
13.213969	881.690	13.182196	430.725	12/31/04
12.607740	695.739	12.590131	236.022	12/31/03
9.811062	0.000	9.807003	0.000	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Oppenheimer Global Securities Fund/VA-Service Shares (Inception Date 8/1/2002)
16.689653	757.450	16.564900	341.397	12/31/09
12.183517	832.394	12.104769	324.137	12/31/08
20.773192	1,139.421	20.660063	734.593	12/31/07
19.922885	1,143.828	19.834686	1,177.800	12/31/06
17.267813	1,112.941	17.208823	970.912	12/31/05
15.400196	819.990	15.363167	1,162.767	12/31/04
13.177803	1,157.615	13.159405	1,207.003	12/31/03
9.380751	104.455	9.376866	1,068.076	12/31/02
Oppenheimer Main Street Fund®/VA-Service Shares (Inception Date 12/1/2004)
9.426585	14.913	9.377848	184.018	12/31/09
7.492170	14.913	7.461033	141.676	12/31/08
12.419384	7.276	12.380440	1,275.454	12/31/07
12.131648	102.473	12.106004	1,417.726	12/31/06
10.753768	49.887	10.741935	1,388.442	12/31/05
10.345297	0.000	10.344401	0.000	12/31/04
Oppenheimer Main Street Small Cap Fund/VA-Service Shares (Inception Date 8/1/2002)
15.267417	1,376.671	15.153270	5,883.635	12/31/09
11.346595	1,365.000	11.273235	4,776.710	12/31/08
18.620164	2,775.104	18.518740	4,453.973	12/31/07
19.211373	2,742.484	19.126318	3,676.857	12/31/06
17.044094	2,480.815	16.985869	3,199.274	12/31/05
15.802780	2,127.455	15.764794	1,852.324	12/31/04
13.488125	1,441.198	13.469298	1,075.901	12/31/03
9.509798	29.767	9.505867	87.823	12/31/02
PIMCO VIT High Yield Portfolio-Administrative Class (Inception Date 8/1/2002)
16.469884	2,357.075	16.346810	924.194	12/31/09
11.930443	1,842.121	11.853351	0.000	12/31/08
15.874438	2,931.892	15.787991	700.071	12/31/07
15.602404	3,687.795	15.533337	655.395	12/31/06
14.546965	3,869.429	14.497274	0.000	12/31/05
14.211622	3,413.870	14.177462	0.000	12/31/04
13.194789	2,560.013	13.176372	29.071	12/31/03
10.917689	0.000	10.913187	0.000	12/31/02
PIMCO VIT Real Return Portfolio-Administrative Class (Inception Date 8/1/2002)
14.053337	4,512.040	13.948278	1,965.920	12/31/09
12.075077	4,205.294	11.997004	1,965.920	12/31/08
13.216799	3,763.309	13.144768	3,563.715	12/31/07
12.150577	3,132.369	12.096736	3,864.997	12/31/06
12.272315	3,770.925	12.230364	3,785.676	12/31/05
12.227244	3,153.008	12.197832	3,987.673	12/31/04
11.417976	2,748.197	11.402022	3,959.879	12/31/03
10.667479	2.849	10.663077	919.643	12/31/02

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
PIMCO VIT Total Return Portfolio-Administrative Class (Inception Date 8/1/2002)
14.143535	1,989.675	14.037852	2,314.498	12/31/09
12.613082	3,469.823	12.531580	2,433.940	12/31/08
12.243842	3,900.296	12.177148	1,744.973	12/31/07
11.453148	3,594.770	11.402411	2,069.252	12/31/06
11.218663	3,246.608	11.180321	1,983.281	12/31/05
11.138904	2,872.010	11.112118	318.967	12/31/04
10.802604	2,981.522	10.787514	161.011	12/31/03
10.458630	197.091	10.454317	6.726	12/31/02
Rydex|SGI VT All-Cap Opportunity Fund (Inception Date 8/1/2002)
13.533244	2,214.757	13.432073	0.000	12/31/09
10.815258	2,189.749	10.745337	0.000	12/31/08
18.566282	2,312.366	18.465152	0.000	12/31/07
15.388692	2,612.479	15.320543	0.000	12/31/06
14.053924	2,555.637	14.005909	156.306	12/31/05
12.572438	2,046.685	12.542213	0.000	12/31/04
11.551541	1,351.164	11.535407	0.000	12/31/03
9.043759	68.819	9.040013	0.000	12/31/02
Templeton Foreign Securities Fund-Class 2 (Inception Date 5/1/2007)
8.417258	980.969	8.394355	0.000	12/31/09
6.248229	702.585	6.237577	0.000	12/31/08
10.661837	463.228	10.654555	256.933	12/31/07
Wilshire 2015 ETF Fund (Inception Date 5/1/2007)
8.782119	1,831.652	8.758204	0.000	12/31/09
7.422482	1,582.817	7.409818	0.000	12/31/08
9.987179	366.702	9.980353	0.000	12/31/07
Wilshire 2025 ETF Fund (Inception Date 5/1/2007)
8.310918	406.579	8.288302	0.000	12/31/09
7.018518	237.819	7.006545	0.000	12/31/08
9.950280	15.411	9.943479	0.000	12/31/07
Wilshire 2035 ETF Fund (Inception Date 5/1/2007)
7.727147	0.000	7.706112	0.000	12/31/09
6.502664	0.000	6.491571	0.000	12/31/08
9.900742	0.000	9.893980	0.000	12/31/07
The above table gives year-end Accumulation Unit information for each Subaccount from the end of the year of inception (the Separate Account commencement date or the effective date of the Subaccount) to December 31, 2010. This information should be read in conjunction with the Separate Account financial statements including the notes to those statements. The beginning Accumulation Unit Value for the Dreyfus VIF Money Market Portfolio Subaccount was 1.000000 as of its inception date. The beginning Accumulation Unit Value for each other Subaccount was 10.000000 as of its inception date.
If you have invested in a Subaccount that is closed to new investors, the consolidated financial information for such Subaccounts will be contained in a special Supplemental Prospectus dated May 1, 2010 for Closed Subaccounts.
2010 Portfolio Changes — The list above and this prospectus reflects the name changes and transactions described below.

•	On April 19, 2010, the Dreyfus Developing Leaders Portfolio, a series of the Dreyfus Variable Insurance Fund, changed its name to the Dreyfus Opportunistic Small Cap Portfolio.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Value Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change its brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
THE COMMODORE HELMSMAN®
AND THE COMMODORE MAJESTY®
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITIES
SUPPLEMENTAL PROSPECTUS DATED MAY 1, 2010
Annuity Investors Life Insurance Company (the “Company,” “we,” “our” and “us”) is providing you with this Supplemental Prospectus that supplements and should be read with the prospectus (“Contract Prospectus”) dated May 1, 2010, for either The Commodore Helmsman®, or The Commodore Majesty® Variable Annuity (the “Contract”). The Contract Prospectus contains details regarding your Contract. Please read the Contract Prospectus and this Supplemental Prospectus carefully and keep them for future reference. Unless otherwise indicated, terms used in this Supplemental Prospectus have the same meaning as in the Contract Prospectus.
This Supplemental Prospectus provides information you should know before making any decision to allocate purchase payments or transfer amounts to the subaccounts (collectively, the “Closed Subaccounts”) investing in the following Portfolios:

Dreyfus Investment Portfolios	Morgan Stanley — The Universal Institutional Funds. Inc.
-Midcap Stock Portfolio — Service Shares	-Core Plus Fixed Income Portfolio — Class I

Janus Aspen Series	Oppenheimer Variable Account Funds
-Worldwide Portfolio — Service Shares	-Balanced Fund — Service Shares
2010 Portfolio Changes — The list above and this prospectus reflects the name changes and transactions described below.
•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.
The Dreyfus Midcap Stock Portfolio Closed Subaccount, the Janus Aspen Worldwide Portfolio Closed Subaccount, the Morgan Stanley UIF Core Plus Fixed Income Portfolio Closed Subaccount, and the Oppenheimer Balanced Fund Closed Subaccount are additional investment options of the Contracts available only to Contract Owners who held Accumulation Units in these Subaccounts on April 30, 2010, November 30, 2004, April 30, 2010 and April 30, 2009, respectively. Each of these investment options will become unavailable to you once you no longer have money in that Closed Subaccount. Unless the context requires otherwise, all provisions of the Contract Prospectus are applicable to the Closed Subaccounts described in this Supplemental Prospectus.
The Statement of Additional Information (“SAI”) dated May 1, 2010, contains more information about the Separate Account and the Contracts, including the Closed Subaccounts. We filed the SAI with the Securities and Exchange Commission and it is legally part of the Contract Prospectus and this Supplemental Prospectus. The table of contents for the SAI is located on the last page of the Contract Prospectus. For a free copy, complete and return the form on the last page of the Contract Prospectus, or call us at 1-800-789-6771. You may also access the SAI and the other documents filed with the Securities and Exchange Commission about the Company, the Separate Account and the Contracts at the Securities and Exchange Commission’s website: http:\\www.sec.gov. The registration number for The Commodore Helmsman® is 333-88300; and The Commodore Majesty® is 333-88302.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THE CONTRACT PROSPECTUS OR THIS SUPPLEMENTAL PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
You should rely only on the information contained in the Contract, the Contract Prospectus, this Supplemental Prospectus, the SAI, or our approved sales literature. The description of the Contract in the Contract Prospectus is subject to the specific terms of your Contract as it contains specific contractual provisions and conditions. If the terms

1

of your Contract differ from those in the Contract Prospectus, you should rely on the terms in your Contract. No one is authorized to give any information or make any representation other than those contained in the Contract, the Contract Prospectus, this Supplemental Prospectus, the SAI or our approved sales literature.
These securities may be sold by a bank or credit union, but are not financial institution products.
•	The Contracts are not FDIC or NCUSIF insured

•	The Contracts are obligations of the Company and not of the bank or credit union

•	The bank or credit union does not guarantee the Company’s obligations under the Contracts

•	The Contracts involve investment risk and may lose value
FINANCIAL INFORMATION
Condensed Financial Information
Appendix A to this Supplemental Prospectus provides condensed financial information for the Commodore Helmsman® and the Commodore Majesty® variable annuities with respect to each Closed Subaccount. It includes:

•	year-end accumulation unit values for each Closed Subaccount for each of the last 10 fiscal years through December 31, 2009, or from the end of the year of inception of a Closed Subaccount, if later, to December 31, 2009; and

•	number of accumulation units outstanding as of the end of each period or year.

Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.
THE PORTFOLIOS
Overview
The Separate Account currently offers each of the Closed Subaccounts only to the Contract Owners who held Accumulation Units in such Closed Subaccount on the date it was closed to new investors (as indicated on the first page of this Supplemental Prospectus). Each Closed Subaccount invests in the corresponding Portfolio listed below, which has its own investment objectives, policies and practices. The current Portfolio prospectuses, which accompany this Supplemental Prospectus, contain additional information concerning the investment objectives and policies of the Portfolios, the investment advisory services and administrative services of the Portfolios, and the charges of the Portfolios.
The current Portfolio prospectuses, which accompany this Supplemental Prospectus, contain additional information concerning the investment objectives and policies of each Portfolio, the investment advisory services and administrative services of each Portfolio and the charges of each Portfolio. There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment practices and/or policies of any of the Portfolios. You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of purchase payments to, or transfers among, the Subaccounts. For a copy of any prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-4523, call us at 1-800-789-6771, or go to our website at www.gafri.com.
The Company and/or its affiliates may directly or indirectly receive payments from the Portfolios and/or their service providers (investment advisers, administrators and/or distributors) in connection with certain administrative, marketing and other services provided by the Company and/or its affiliates and expenses incurred by the Company and/or its affiliates. The Company and/or its affiliates generally receive three types of payments: Rule 12b-1 fees, support fees and other payments. The Company and its affiliates may use the proceeds from these payments for any corporate purpose, including payment of expense related to promoting, issuing, distributing and administering the Contracts,

2

marketing the underlying Portfolios, and administering the Separate Account. The Company and its affiliates may profit from these payments. More information about these payments is included in the Statement of Additional Information.
Portfolios, Share Classes, Advisors and Portfolio Investment Categories

SHARE
PORTFOLIO	CLASS	ADVISOR	INVESTMENT CATEGORY
Dreyfus Investment Portfolios
MidCap Stock Portfolio	Series I	The Dreyfus Corporation	Domestic equity: Mid cap blend
Janus Aspen Series
Worldwide Portfolio	Service	Janus Capital Management LLC	International equity: World stock
Morgan Stanley — Universal Institutional Funds
Core Plus Fixed Income Portfolio	Class I	Morgan Stanley Investment Management, Inc.	General bond: Intermediate-term bond
Oppenheimer Variable Account Funds
Balanced Fund	Service	OppenheimerFunds	Balanced: Moderate allocation
2010 Portfolio Changes — The list above and this prospectus reflects the name changes and transactions described below.
•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.
Expenses of the Portfolios
In addition to charges and deductions by us, there are Portfolio management fees and administration expenses. These fees and expenses are described in the prospectuses and statements of additional information for the Portfolios.
Investment Options-Allocations
You can allocate purchase payments in whole percentages to any of the currently available Subaccounts described in the Contract Prospectus or to any of the Fixed Account options. You may allocate purchase payments to the Dreyfus Midcap Stock Portfolio Closed Subaccount only if you had Accumulation Units in that Closed Subaccount as of April 30, 2010, to the Janus Aspen Series Worldwide Growth Portfolio Subaccount only if you had Accumulation Units in that Closed Subaccount as of November 30, 2004, to the Morgan Stanley UIF Core Plus Fixed Income Portfolio Closed Subaccount only if you had Accumulation Units in that Closed Subaccount as of April 30, 2010, and to the Oppenheimer Balanced Fund Subaccount only if you have Accumulation Units in that Closed Subaccount as of April 30, 2009. . Each of these investment options will become unavailable to you once you no longer have money in that Closed Subaccount. Interests in the Closed Subaccounts described in this Supplemental Prospectus are securities registered with the Securities and Exchange Commission. The Owner bears the risk of investment gain or loss on amounts allocated to these Closed Subaccounts or any other Subaccounts.
Substitutions of Portfolios
As described in the Contract Prospectus, we may substitute a new Portfolio or similar investment option for any Portfolio in which a Subaccount invests. We would make a substitution to ensure the underlying Portfolio continues to be a suitable investment, consistent with the protection of investors. A substitution may be triggered by unsatisfactory investment performance, a change in laws or regulations, a change in a Portfolio’s investment objectives or restrictions, a change in the availability of the Portfolio for investment, or any other reason. Before any substitution, we will obtain any required approvals, including approval from the SEC or from Contract Owners.

3

APPENDIX A: CONDENSED FINANCIAL INFORMATION
The Commodore Helmsman® (Current Contract)

Standard Accumulation	Standard Accumulation
Unit Value	Units Outstanding	Year
Dreyfus IP MidCap Stock Portfolio-Service Shares (Inception Date 5/1/2007)
7.284643	4,231.247	12/31/09
5.459428	2,968.137	12/31/08
9.297957	1,045.893	12/31/07
Janus Aspen Worldwide Portfolio-Service Shares (Inception Date 8/1/2002)
11.272269	13,055.020	12/31/09
8.230213	13,034.313	12/31/08
15.290105	11,599.256	12/31/07
14.180534	11,403.652	12/31/06
12.194095	10,485.439	12/31/05
11.714601	8,359.595	12/31/04
11.366047	5,065.608	12/31/03
9.318424	127.119	12/31/02
Morgan Stanley UIF Core Plus Fixed Income Portfolio-Class I (Inception Date 8/1/2002)
11.434579	37,121.009	12/31/09
10.576796	35,029.732	12/31/08
11.946516	34,425.801	12/31/07
11.490517	30,807.492	12/31/06
11.234125	28,372.456	12/31/05
10.932545	20,630.284	12/31/04
10,623449	17,063.588	12/31/03
10.294722	6,974.638	12/31/02
Oppenheimer Balanced Fund/VA-Service Shares (Inception Date 8/1/2002)
10.292089	56,797.924	12/31/09
8.584146	49,564.197	12/31/08
15.441489	45,706.236	12/31/07
15.134385	34,481.046	12/31/06
13.845465	22,442.978	12/31/05
13.544122	9,737.840	12/31/04
12.510784	2,572.851	12/31/03
10.174161	446.222	12/31/02

4

The Commodore Helmsman® (Contract with Death Benefit Rider No Longer Available*)

*	See The Commodore Helmsman® Prospectus regarding the Cancelled Death Benefit Rider for more information.

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.50% Total	1.50% Total M&E	with 1.65% Total	1.65% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Dreyfus IP MidCap Stock Portfolio (Inception Date 5/1/2007)
7.264870	0.000	7.235321	0.000	12/31/09
5.450136	0.000	5.436238	0.000	12/31/08
9.291621	0.000	9.282133	0.000	12/31/07
Janus Aspen Worldwide Portfolio-Service Shares (Inception Date 8/1/2002)
11.188197	0.000	11.063244	0.000	12/31/09
8.266551	0.000	8.186684	0.000	12/31/08
15.207004	0.000	15.083186	0.000	12/31/07
14.117861	0.000	14.024364	0.000	12/31/06
12.152487	0.000	12.090342	0.000	12/31/05
11.686442	0.000	11.644337	0.000	12/31/04
11.350163	0.000	11.326374	0.000	12/31/03
9.314569	0.000	9.308784	0.000	12/31/02
Morgan Stanley UIF Core Plus Fixed Income Portfolio-Class I (Inception Date 8/1/2002)
11.349317	0.000	11.222656	0.000	12/31/09
10.508592	0.000	10.407134	0.000	12/31/08
11.881576	56.179	11.784831	0.000	12/31/07
11.439724	56.179	11.363946	0.000	12/31/06
11.195788	56.179	11.138526	0.000	12/31/05
10.906274	0.000	10.866970	0.000	12/31/04
10.608614	0.000	10.586379	0.000	12/31/03
10.290472	0.000	10.284099	0.000	12/31/02
Oppenheimer Balanced Fund/VA-Service Shares (Inception Date 8/1/2002)
10.215311	0.000	10.101276	0.000	12/31/09
8.528772	0.000	8.446412	0.000	12/31/08
15.357535	0.000	15.232515	0.000	12/31/07
15.067469	0.000	14.967701	0.000	12/31/06
13.798209	0.000	13.727655	0.000	12/31/05
13.511568	86.278	13.462894	0.000	12/31/04
12.493301	56.379	12.467123	0.000	12/31/03
10.169952	0.000	10.163648	0.000	12/31/02

5

The Commodore Helmsman® (Contract with Death Benefit Rider No Longer Available*)

*	See The Commodore Helmsman® Prospectus dated May 1, 2010 regarding the Cancelled Death Benefit Rider for more information.

	Number of		Number of
	Accumulation Units		Accumulation Units
Accumulation Unit	Outstanding for	Accumulation Unit	Outstanding for
Value for Contracts	Contracts with	Value for Contracts	Contracts with
with 1.70% Total	1.70% Total M&E	with 1.80% Total	1.80% Total M&E
M&E Charges	Charges	M&E Charges	Charges	Year
Dreyfus IP MidCap Stock Portfolio (Inception Date 5/1/2007)
7.225502	0.000	7.205814	0.000	12/31/09
5.431620	0.000	5.422346	0.000	12/31/08
9.278965	0.000	9.272622	0.000	12/31/07
Janus Aspen Worldwide Portfolio-Service Shares (Inception Date 8/1/2002)
11.021983	459.666	10.939560	0.000	12/31/09
8.160287	424.432	8.107515	0.000	12/31/08
15.042227	482.140	14.960272	0.000	12/31/07
13.993415	731.037	13.931425	0.000	12/31/06
12.069759	624.332	12.028503	0.000	12/31/05
11.630396	1,333.949	11.602418	0.000	12/31/04
11.318524	300.808	11.302696	0.000	12/31/03
9.306871	22.567	9.303025	0.000	12/31/02
Morgan Stanley UIF Core Plus Fixed Income Portfolio-Class I (Inception Date 8/1/2002)
11.180804	965.496	11.097253	0.000	12/31/09
10.373585	841.556	10.306549	0.000	12/31/08
11.752827	735.583	11.688802	1,191.365	12/31/07
11.338868	669.858	11.288643	1,191.365	12/31/06
11.119569	1,005.147	11.081563	1,191.365	12/31/05
10.853972	935.724	10.827855	0.000	12/31/04
10.579033	1,482.877	10.564242	0.000	12/31/03
10.281994	0.000	10.277749	0.000	12/31/02
Oppenheimer Balanced Fund/VA-Service Shares (Inception Date 8/1/2002)
10.063628	1,182.245	9.988388	8,076.208	12/31/09
8.419180	899.446	8.364761	8,076.208	12/31/08
15.191156	758.260	15.108425	1,456.119	12/31/07
14.934682	813.649	14.868562	1,456.119	12/31/06
13.704308	949.326	13.657493	1,546.079	12/31/05
13.446792	744.297	13.414464	0.000	12/31/04
12.458480	468.801	12.441081	0.001	12/31/03
10.161559	1.472	10.157364	22.324	12/31/02

6

The Commodore Majesty® (Current Contract)

	Number of
Standard Accumulation	Standard Accumulation Units
Unit Value	Outstanding	Year
Dreyfus IP MidCap Stock Portfolio-Service Shares (Inception Date 5/1/2007)
7.235321	336.226	12/31/09
5.436238	356.107	12/31/08
9.282133	332.877	12/31/07
Janus Aspen Worldwide Portfolio-Service Shares (Inception Date 8/1/2002)
11.063244	107.884	12/31/09
8.186684	84.326	12/31/08
15.083186	1,654.943	12/31/07
14.024364	1,640.969	12/31/06
12.090342	1,987.708	12/31/05
11.644337	7,101.524	12/31/04
11.326374	1,629.026	12/31/03
9.308784	1,604.064	12/31/02
Morgan Stanley UIF Core Plus Fixed Income Portfolio-Class I (Inception Date 8/1/2002)
11.222656	35,641.101	12/31/09
10.407134	46,812.038	12/31/08
11.784831	5,024.787	12/31/07
11.363946	8,742.025	12/31/06
11.138526	10,694.220	12/31/05
10.866970	5,301.822	12/31/04
10.586379	2,735.916	12/31/03
10.284099	4.499	12/31/02
Oppenheimer Balanced Fund/VA-Service Shares (Inception Date 8/1/2002)
10.101276	15,720.067	12/31/09
8.446412	16,945.631	12/31/08
15.232515	25,972.261	12/31/07
14.967701	32,047.486	12/31/06
13.727655	32,692.009	12/31/05
13.462894	16,454.602	12/31/04
12.467123	6,784.438	12/31/03
10.163648	2,407.651	12/31/02
The above table gives year-end Accumulation Unit information for each Closed Subaccount for the year ended December 31, 2000 (or the effective date of the Closed Subaccount, if later) to December 31, 2009. The beginning Accumulation Unit Value for each other Subaccount was 10.000000 as of its inception date.
2010 Portfolio Changes — The list above and this prospectus reflects the name changes and transactions described below.
•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

7

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES
SUPPLEMENTAL PROSPECTUS DATED MAY 1, 2010 FOR
CONTRACTS ISSUED BEFORE JUNE 1, 2009
Commodore Helmsman® Contracts
Commodore Majesty® Contracts
GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER
GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER
This supplemental prospectus provides information about the Guaranteed Lifetime Withdrawal Benefit Rider and the Guaranteed Minimum Withdrawal Benefit Rider (each, a “Rider” and together, the “Riders”). The Riders are available with the Commodore Helmsman® and Commodore Majesty® Contracts issued before June 1, 2009 (each, a “Contract” and together, the “Contracts”).

This Supplemental Prospectus applies to Contracts issued before June 1, 2009.
If your Contract effective date is before June 1, 2009, the Riders are included with your Contract and you should read this supplemental prospectus carefully and keep it for future reference. Your Contract effective date is set out on your Contract specifications page.
This Supplemental Prospectus does not apply to Contracts issued on or after June 1, 2009.
 If your Contract effective date is on or after June 1, 2009, the Riders are not included with your Contract and this supplemental prospectus does not apply to your Contract. Your Contract effective date is set out on your Contract specifications page.
The Riders may not be available in all states. For additional information about the availability of the Riders, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
This supplemental prospectus supplements and should be read with the prospectus dated May 1, 2010, for your Contract. Unless otherwise indicated, terms used in this supplemental prospectus have the same meaning as in your Contract prospectus.
The Statement of Additional Information (“SAI”) dated May 1, 2010, contains more information about the Separate Account and the Contracts. We filed the SAI with the Securities and Exchange Commission and it is legally part of the Contract prospectuses and this supplemental prospectus. The table of contents for the SAI is located on the last page of each Contract prospectus. For a free copy of the SAI, complete and return the form on the last page of the Contract prospectus, or call us at 1-800-789-6771. You may also access the SAI and the other documents filed with the Securities and Exchange Commission about the Company, the Separate Account and the Contracts at the Securities and Exchange Commission’s website: http:\\www.sec.gov. The registration number for each Contract is set out below.

•	Commodore Helmsman® Contract	333-88300

•	Commodore Majesty® Contract	333-88302
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THE CONTRACT PROSPECTUSES OR THIS SUPPLEMENTAL PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

1

No one is authorized to give any information or make any representation about the Riders other than those contained in this supplemental prospectus or our approved sales literature. You should rely only on Rider information contained in the applicable Rider, this supplemental prospectus, or our approved sales literature. The description of the Riders in this supplemental prospectus is subject to the specific terms of the Riders as they contain specific contractual provisions and conditions. If the terms of the Riders issued with your Contract differ from those in this supplemental prospectus, you should rely on the terms of the Riders issued with your Contract.

•	The Contracts may be sold by a bank or credit union, but they are not a deposit or obligation of the bank or credit union or guaranteed by the bank or credit union.

•	The Contracts are not FDIC or NCUSIF insured.

•	The Contracts involve investment risk and may lose value.

2

SUPPLEMENT TO EXPENSE TABLES
The following information supplements the Separate Account Annual Expenses table in your Contract prospectus.

	Current	Maximum
Guaranteed Lifetime Withdrawal Benefit Rider Charge	0.55%	1.20%
Guaranteed Lifetime Withdrawal Benefit Rider with Spousal Continuation Charge	0.70%	1.20%
Guaranteed Minimum Withdrawal Benefit Rider Charge	0.40%	1.00%
Rider charges are assessed only if you activate the Rider. Rider charges are assessed against the Benefit Base Amount determined under the Rider. The Benefit Base Amount starts with the Account Value of the Contract on the date that the Rider is activated. However, after activation, the Benefit Base Amount will not reflect income, gains, or losses in your Account Value unless you elect to reset the Benefit Base Amount. After a Rider is activated, withdrawals from the Contract other than to pay Rider charges or Rider Benefits will reduce the Benefit Base Amount by the same percentage as the percentage reduction in the Account Value. See the Guaranteed Living Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit sections of this prospectus.
Only one of these optional Riders may be activated and in effect at any point in time.
•	If you choose to activate the Guaranteed Lifetime Withdrawal Benefit Rider, it will provide a lifetime withdrawal benefit, up to a certain amount each benefit year.

•	If you choose to activate the Guaranteed Minimum Withdrawal Benefit Rider, it will provide a minimum withdrawal benefit, up to a certain amount each benefit year.
You cannot activate either of these Riders if in the future we are no longer issuing that Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
If you activate one of these Riders, your investment options will be limited to certain designated Subaccounts.
Guaranteed withdrawal benefit rider charges are assessed only if you activate one of these optional Riders. Rider charges are calculated as a percentage of the Benefit Base Amount determined under the Rider.
The Benefit Base Amount starts with the Account Value of your Contract on the date that the Rider is activated. However, after activation, the Benefit Base Amount will not reflect income, gains, or losses in your Account Value unless you elect to reset the Benefit Base Amount.
After a Rider is activated, “excess withdrawals” from your Contract will reduce the Benefit Base Amount by the same percentage as the percentage reduction in the Account Value. “Excess withdrawals” can adversely affect the benefit provided by these Riders.
*The current charges set out in the table are the Rider charges as of May 1, 2010. We may change the charge for your Rider at any time or times that:
•	you activate the Rider if you activate it on a date other than the Rider Issue Date;

•	you elect to reset the Benefit Base Amount; or

•	you take an Excess Withdrawal.
SUPPLEMENT TO EXAMPLES FOR COMMODORE HELMSMAN® CONTRACTS
The following information supplements the Examples section in the Commodore Helmsman® Contract prospectus.
Example for Contract with Optional Benefit Rider and Maximum Fund Operating Expenses
Assumptions
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.

•	You activate the Guaranteed Lifetime Withdrawal Benefit with Spousal Continuation when you purchase your Contract and the maximum rider charge of 1.20% is incurred.

•	The annual contract maintenance fee of $30 and Separate Account annual expenses of 1.40% are incurred.

•	The maximum Portfolio expenses before reimbursement (2.47%) or after reimbursement (1.71%) are incurred.

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•	Table #1 assumes that you surrender your Contract at the end of the indicated period and the applicable contingent deferred sales charge is incurred.

•	Table #2 assumes that you annuitize your Contract at the end of the indicated period or you keep your Contract and leave your money in your Contract for the entire period.
(1)	If you surrender your Contract at the end of the period:

	1 year	3 years	5 years	10 years
Before reimbursement	$1,245	$2,412	$3,489	$6,740
After reimbursement	$1,171	$2,188	$3,115	$5,990
(2)	If you annuitize your Contract at the end of the period or keep your Contract for the entire period:

	1 year	3 years	5 years	10 years
Before reimbursement	$545	$1,712	$2,989	$6,740
After reimbursement	$471	$1,488	$2,615	$5,990
SUPPLEMENT TO EXAMPLES FOR COMMODORE MAJESTY® CONTRACTS
The following information supplements the Examples section in the Commodore Majesty® Contract prospectus.
Example for Contract with Optional Benefit Rider and Maximum Fund Operating Expenses
Assumptions
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.

•	You activate the Guaranteed Lifetime Withdrawal Benefit with Spousal Continuation when you purchase your Contract and the maximum rider charge of 1.20% is incurred.

•	The annual contract maintenance fee of $30 and Separate Account annual expenses of 1.65% are incurred.

•	The maximum Portfolio expenses before reimbursement (2.47%) or after reimbursement (1.71%) are incurred.

•	Table #1 assumes that you surrender your Contract at the end of the indicated period and the applicable contingent deferred sales charge is incurred.

•	Table #2 assumes that you annuitize your Contract at the end of the indicated period or you keep your Contract and leave your money in your Contract for the entire period.
(1)	If you surrender your Contract at the end of the period:

	1 year	3 years	5 years	10 years
Before reimbursement	$1,270	$2,185	$3,110	$6,977
After reimbursement	$1,196	$1,963	$2,741	$6,244
(2)	If you annuitize your Contract at the end of the period or keep your Contract for the entire period:

	1 year	3 years	5 years	10 years
Before reimbursement	$570	$1,785	$3,110	$6,977
After reimbursement	$496	$1,563	$2,741	$6,244

4

OVERVIEW
The chart below provides a simple comparison of the general characteristics of the basic Riders.

	Guaranteed Lifetime Withdrawal Benefit	Guaranteed Minimum Withdrawal Benefit
	Lifetime GRIP	PayPlan
What benefit does this Rider provide?	This Rider provides a lifetime withdrawal Benefit, up to a certain amount each Benefit Year, even after the Contract value is zero.	This Rider provides a minimum withdrawal Benefit, up to a certain amount each Benefit Year, even after the Contract value is zero.

When do Benefit Payments begin?	We will make Benefit payments upon your Written Request. The Insured must be at least 55 years old on the Benefit Start Date to receive a Benefit under the Rider.	We will make Benefit payments upon your Written Request.

How much are the Benefit Payments?	The annual Benefit amount is a percentage of the Benefit Base Amount on the payment date. The percentage is based on the Insured’s age on Benefit Start Date as follows:	The annual Benefit amount is 5% of the Benefit Base Amount on the payment date.
• 4% if the Insured is under age 60
• 5% if the Insured is age 60 or older

When do Benefit Payments end?	Generally, all rights to take Benefit payments end when the Insured dies.	Your right to take Benefit payments will continue until the total Benefit payments equal the Benefit Base Amount. This is not a fixed period.

How much does the Rider cost?	The current charge for the Lifetime GRIP Rider for each Contract Year is 0.65% of the Benefit Base Amount.	The current charge for the PayPlan Rider for each Contract Year is 0.40% of the Benefit Base Amount.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT
Introduction
We offer a Guaranteed Lifetime Withdrawal Benefit through a rider (the “Rider”) to this Contract. If you choose to activate the Rider, it will provide a lifetime withdrawal Benefit, up to a certain amount each Benefit Year, even after the Contract value is zero. The Insured must be at least 55 years old on the Benefit Start Date to receive a Benefit under the Rider.

✓	Benefit	A guaranteed withdrawal benefit that is available under the Benefits section of the Rider.

✓	Benefit Base Amount	The amount on which Rider charges and Benefit payments are based.

✓	Benefit Start Date	The first day that a Benefit under the Rider is to be paid.

✓	Benefit Year	A 12 month period beginning on the Benefit Start Date or on an anniversary of the Benefit Start Date.

✓	Excess Withdrawal	(1) A withdrawal from the Contract after the Rider Effective Date and before the Benefit Start Date or (2) a withdrawal from the Contract on or after the Benefit Start Date to the extent that the withdrawal exceeds the Benefit amount that is available on the date of payment. A withdrawal to pay Rider charges is never considered an Excess Withdrawal.

✓	Designated Subaccount	Each Subaccount that we designate from time to time to hold Contract values on which Benefits may be based.

✓	Insured	The person whose lifetime is used to measure the Benefits under the Rider. The Insured is set out on the Rider specifications page. The Insured cannot be changed after the issue date of the Rider as shown on the Rider specifications page.

✓	Rider Anniversary	The date in each year that is the annual anniversary of the Rider Effective Date.

5

✓	Rider Effective Date	The Contract Effective Date or Contract Anniversary on which the Rider is activated.

✓	Rider Year	Each 12 month period that begins on the Rider Effective Date or a Rider Anniversary.

✓	Written Request	Information provided to us or a request made to use that is (1) complete and satisfactory to us and (2) on our form or in a manner satisfactory to us and (3) received by us at our Administrative Office.
Activation of the Rider
You may elect to activate the Rider on the Contract effective date or on any Contract Anniversary. To activate the Rider, you must make a written request before the date on which the Rider is to take effect. The Ride is not effective until you activate it. If you activate the Rider on a date other than the Rider Issue Date, we may change the charge for your Rider.
At the time of activation, you may elect to activate the Spousal Benefit.
Once the Rider is activated, you may not participate in the dollar cost averaging program otherwise available under the Contract.
You cannot activate the Rider
•	if the Contract is a tax-qualified contract and, on the Rider Effective Date, you will be 81 years old or older (or the Annuitant will be 81 years old or older if the Contract is owned by a plan sponsor or trustee);

•	if the Contract is a non-tax-qualified contract and, on the Rider Effective Date, you or the joint owner, if any, will be 86 years old or older (or the Annuitant will be 86 years old or older if you or a joint owner is not a human being);

•	if the Guaranteed Minimum Withdrawal Benefit Rider is in effect;

•	an event has occurred that would terminate the Rider; or

•	if in the future we are no longer issuing the Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
We are no longer issuing the Rider but, if we issued the Rider with your Contract, you may activate it subject to the restrictions set out above. We will notify you if we prohibit further activations. You may decline the Rider at any time by Written Request.
➢	The Rider may not be available in all states and may not be available with Contracts issued before September 7, 2007. If your Contract was issued in connection with an employer plan, the availability of the Rider may be restricted. For additional information about the availability of the Rider, contact us at our Administrative Office, P.O. Box 5423, Cincinnati OH 45201-5423, 1-800-789-6771.
Some Factors to Consider Before You Activate the Rider
If you activate the Rider, certain restrictions on investment options and withdrawals apply. These restrictions are designed to minimize the possibility that your Account Value will be reduced to zero before your death and, as a result, the possibility that we will be required to make Benefit payments under the Rider from our general account. Unless your Account Value is reduced to zero, Benefit payments are made from your Account Value. If your Account Value is reduced to zero, then Benefits payments are made from our general account. Any Benefit payments under the Rider that we make from our general account are subject to our financial strength and claims-paying ability.
To maximize your potential to receive Benefit payments under the Rider, you should not take any Excess Withdrawals. Due to the long-term nature of an annuity contract, there is a possibility that you may need to take withdrawals, in excess of the Benefit payments under the Rider, to meet your living expenses. Excess Withdrawals will reduce, and could eliminate, Benefit payments under the Rider and may increase the Rider charges.
If you receive Benefit payments under the Rider, there is a possibility that the total Benefit payments under the Rider will be less than the Rider charges that you paid. We will not refund the Rider charges that you pay even if you choose never to take any Benefit payments under the Rider, you never receive any Benefit payments under the Rider, or all Benefit payments under the Rider are made from your Account Value.

6

Certain qualified contracts may have restrictions that limit the benefit of the Rider.
Before activating the Rider, you should carefully consider the charges, limitations, restrictions and risks associated with the Rider as well as your personal circumstances. It may not be appropriate for you to activate the Rider if:
•	you plan on taking Excess Withdrawals from your Contract;

•	you do not plan to take Benefit payments under the Rider for a significant period of time; or

•	you are interested in maximizing the annuity benefit, the death benefit, or the tax-deferral nature of your Contract.
Consult your tax advisor and registered representative or other financial professional before you activate the Rider.
Rider Charge
In exchange for the ability to receive Benefits for life, we will assess an annual charge not to exceed 1.20% of the current Benefit Base Amount. The Rider charge offsets expenses that we incur in administering the Rider and compensates us for assuming the mortality and expense risks under the Rider. Currently, the charge is 0.55% of the current Benefit Base Amount. After the Rider is activated, the charge for your Rider will not change except under the circumstances described in “Reset Opportunities” below.
We will assess the Rider charge on each Rider Anniversary. We will also assess a prorated charge upon surrender of the Contract or termination of the Rider. We will take the Rider charge by withdrawing amounts proportionally from each Designated Subaccount (as discussed below) to which you have allocated your Account Value at the time the charge is taken.
Designated Subaccounts
Before the Rider Effective Date, you must transfer your Account Value to one or more Designated Subaccount(s) that you select. The required transfers must be made by Written Request. If you do not make the required transfers, we will reject your request to activate the Rider.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
The Designated Subaccounts are listed below.
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
Ibbotson Growth ETF Asset Allocation Portfolio-Class II
Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
We reserve the right to change the Designated Subaccounts. If you have activated the Rider and it is in effect, any such change will not require a transfer of existing funds; however, such a change would prevent future allocations and transfers to a Subaccount that is no longer a designated Subaccount. We will send you a written notice of any change in the Designated Subaccounts.
➢	Additional information about the Designated Subaccounts is located in The Portfolios section of the Contract prospectus.
The Designated Subaccounts are generally designed to provide consistent returns by minimizing risk. In minimizing risk, the Designated Subaccounts may also limit the potential for investment return. Consult your registered representative or other financial professional to assist you in determining whether the Designated Subaccounts provide investment options that are suited to your financial needs and risk tolerance.
Following the Rider Effective Date, you may reallocate your Account Value among the Designated Subaccounts in accordance with the Transfer provisions of the Contract.
Impact of the Rider on the Contract
Following the Rider Effective Date, we may decline to accept Purchase Payments to the Contract in excess of $50,000 per Contract Year. Before or after the Rider Effective Date, we may decline to accept any additional Purchase Payments to the Contract if we are no longer issuing annuity contracts with the Rider unless you decline or terminate

7

the Rider. In this case, we will notify you that you must decline or terminate the Rider before we will accept any additional Purchase Payments to the Contract. If the Contract allows loans, all rights under the Rider will terminate if you fail to pay off all loans by the Benefit Start Date, and no new loans may be taken after the Benefit Start Date.
Impact on Transfers. If you activate the Rider, transfers will be limited to certain designated Subaccounts. The timing restrictions on transfers to and from the Fixed Accumulation Account do not apply to transfer made in connection with activating the Rider.
Impact on Withdrawals. Benefit payments under the Rider are exempt from the withdrawal limits. You can request a Benefit payment in an amount of $500 or less. A Benefit payment can be made that would reduce the Surrender Value of your Contract to less than $500. We will not terminate your Contract if Benefit payments under the Rider reduce the Surrender Value below $500. If you activate the Rider, then withdrawals may adversely affect the benefits under the Rider.
Annuity Benefit. If you activate the Rider, applicable Rider charges will reduce the Annuity Benefit amount.
Death Benefit. If you activate the Rider, applicable Rider charges will reduce the Death Benefit amount.
Benefit Base Amount Before the Benefit Start Date
The amount of the Benefit payments that will be available to you under the Rider depends on the Benefit Base Amount.
On or before the Benefit Start Date, the Benefit Base Amount will equal the greater of your Rollup Base Amount or your Reset Base Amount, if any.
Rollup Base Amount
Your Rollup Base Amount starts with your Account Value as of the Rider Effective Date. To this we add the amount of any Purchase Payments made since the Rider Effective Date. At the end of each of the first five Rider Years, as long as you have not taken an Excess Withdrawal, we also add a simple interest credit. Each interest credit is calculated as 5% of the Account Value on the Rider Effective Date, plus Purchase Payments received since the Rider Effective Date, and minus the Fixed Account value, if any, at the end of the Rider Year. There is no compounding. The interest credit for a Purchase Payment received during the Rider Year will be prorated. No further interest credit will be made after there has been a withdrawal from the Contract after the Rider Effective Date other than to pay Rider charges. If an Excess Withdrawal is taken, the Rollup Base Amount will be reduced by the same percentage as the percentage reduction in your Account Value.
Rollup Formulas

Rollup Base Amount =	Account Value on Rider Effective Date +
Purchase Payments received since the Rider Effective Date + Interest -
Proportional reductions for Excess Withdrawals

Rollup Interest Credit =	(Account Value on Rider Effective Date +
Purchase Payments received since the Rider Effective Date -
Fixed Account value, if any at the end of the Rider Year) x 0.05
Reset Base Amount
The Reset Base Amount starts with the Account Value of the Contract on the most recent Rider Anniversary for which you elect to reset, as described under “Reset Opportunities” below. If an Excess Withdrawal is taken, the Reset Base Amount is reduced by the same percentage as the percentage reduction in your Account Value.
Examples of Benefit Base Amount Calculation
These examples are intended to help you understand how the Base Benefit Amount is calculated. They assume that:
•	you make the Purchase Payments shown,

•	gains, losses, and charges cause your Account Value to vary as shown,

•	you take no withdrawals except as shown, and

•	you elect to reset on each Rider Anniversary on which your Account Value has increased over the prior year.
The Benefit Base Amount is used to calculate Benefit payments under the Rider. It is not a cash value, surrender value, or death benefit. It is not available for annuitization or withdrawal. It is not a minimum or guaranteed value for any

8

Subaccount or any Contract value. To calculate the Benefit Base Amount in the example, compare the Reset Base Amount (column 4) and the Rollup Base Amount (column 6) on each Rider Anniversary. The Benefit Base Amount is the greater of these two amounts.
An outstanding loan balance affects the amount of certain Rider benefits.
Example 1

	Assume:		Then:
	Purchase		Reset	Rollup	Rollup	Benefit
Rider	Payment or	Account	Base	Interest	Base	Base
Anniversary	Withdrawal	Value	Amount	Credits	Amount	Amount
0	$100,000	$100,000			$100,000	$100,000
1		106,000	$106,000	$5,000	105,000	106,000
2	50,000	159,000	159,000	5,000	160,000	160,000
3		168,000	168,000	7,500	167,500	168,000
4		180,000	180,000	7,500	175,000	180,000
5		175,000	180,000	7,500	182,500	182,500
6		181,000	181,000		182,500	182,500
7		186,000	186,000		182,500	186,000
8		184,000	186,000		182,500	186,000
9		190,000	190,000		182,500	190,000
This table shows how the Rollup Base Amount and the Rollup Interest Credits in Example 1 were calculated. The calculations are based on the Rollup Formulas set out above.

Rider Anniversary	Rollup Base Amount Calculation	Credit Calculation
0	$100,000
1	$100,000 + $5,000 = $105,000	0.05 x $100,000 = $5,000
2	$105,000 + $50,000 + $5,000 = $160,000	0.05 x $100,000 = $5,000
3	$160,000 + $7,500 = $167,500	0.05 x $150,000 = $7,500
4	$167,500 + $7,500 = $175,000	0.05 x $150,000 = $7,500
5	$175,000 + $7,500 = $182,500	0.05 x $150,000 = $7,500
Example 2

	Assume:		Then:
	Purchase		Reset	Rollup	Rollup	Benefit
Rider	Payment or	Account	Base	Interest	Base	Base
Anniversary	Withdrawal	Value	Amount	Credits	Amount	Amount
0	$100,000	$100,000			$100,000	$100,000
1		106,000	$106,000	$5,000	105,000	106,000
2		109,000	108,000	5,00	110,000	110,000
3	-23,000	92,000	86,400		88,000	88,000
4		98,400	98,400		88,000	98,400
5		95,733	98,400		88,000	98,400
6		97,333	98,400		88,000	98,400
7		100,000	100,000		88,000	100,000
8		98,933	100,000		88,000	100,000
9		100,533	100,533		88,000	100,533

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This table shows how the Rollup Base Amount and the Rollup Interest Credits in Example 2 were calculated. The calculations are based on the Rollup Formulas set out above.

Rider Anniversary	Rollup Base Amount Calculation	Credit Calculation
0	$100,000
1	$100,000 + $5,000 = $105,000	0.05 x $100,000 = $5,000
2	$105,000 + $5,000 = $110,000	0.05 x $100,000 = $5,000
3	$110,000 - $22,000 = $88,000	None due to withdrawal
4	$88,000	None due to withdrawal
5	$88,000	None due to withdrawal
Because a withdrawal is taken, the Rollup Base Amount is reduced by the same percentage as the percentage reduction in the Account Value.

Percentage Reduction	1.00- ($92,000 / $92,000 + $23,000) = 1.00 – 0.80 = 20%
Rollup Base Amount Reduction	$110,000 x 0.20 = $22,000
New Rollup Base Amount	$110,000 - $22,000 = $88,000
The Account Values assumed in these examples are for illustration purposes only, and are not intended to predict the performance of any particular Subaccounts or Fixed Account options.
When a reset is elected, the Reset Base Amount prevents the Benefit Base Amount from falling when the Account Value falls due to investment losses. In these examples, on the 8th Rider Anniversary, the Reset Base Amount prevents a drop in the Benefit Base Amount even though the Account Value has fallen. It also prevents a drop in the Benefit Base Amount on the 5th Rider Anniversary but, in the first example, the Rollup Base Amount gave an even better result.
The Rollup Base Amount ensures that the Benefit Base Amount will grow by a minimum factor over the first five years. In the first example, on the 2nd, 5th, and 6th Rider Anniversaries, the Rollup Base Amount has grown by more than the cumulative growth in the Account Value and results in a Benefit Base Amount that is greater than the Account Value. In the second example, the Rollup Base Amount was beneficial on the 2nd Rider Anniversary, but Rollup Amounts stopped because of the withdrawal on the 3rd Rider Anniversary.
See the paragraphs labeled Rollup Base Amount and Reset Base Amount for a description of the manner in which we determine these amounts.
Lifetime Withdrawals
Anytime after the Rider Effective Date, you may begin taking the lifetime withdrawal Benefit if the Insured is at least 55 years old.
On the Benefit Start Date, the Benefit Base Amount is set and will not change unless you take an Excess Withdrawal. Unless a Spousal Benefit is in effect, the Benefit Percentage is determined based on the age of the Insured (who is typically you) on the Benefit Start Date as set out below.

Age of Insured on Benefit Start Date	Benefit Percentage

At least age 55 but under age 60	4.0%
Age 60 or older	5.0%
On the Benefit Start Date and each anniversary of the Benefit Start Date, the Benefit Base Amount will be multiplied by the Benefit Percentage to determine the Benefit amount for the following Benefit Year. Generally, the Benefit amount is the maximum amount that can be withdrawn from the Contract before the next anniversary of the Benefit Start Date without reducing the Benefit Base Amount. The ability to take a withdrawal Benefit will continue until the earlier of your death, annuitization, or any other event that terminates the Rider.
All withdrawals from your Contract, including Benefit payments under the Rider, may result in the receipt of taxable income under federal and state law, and, if made prior to age 59 1/2, may be subject to a 10% federal penalty tax.

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At a minimum, the Benefit amount at any point during a Benefit Year will never be less than the Internal Revenue Code “required minimum distribution” for the calendar year that ends with or within the Benefit Year. For this purpose, we will compute the required minimum distribution based on the values of the Contract without considering any other annuity or tax-qualified account. The required minimum distribution will be reduced by all prior withdrawals or Benefit payments from the Contract made in the applicable calendar year. In calculating the required minimum distribution for this purpose, we may choose to disregard changes in the federal tax law that are made after the issue date of the Rider shown on the Rider specifications page if such changes would increase the required minimum distribution. We will notify you if we make this choice. If we choose to disregard changes in federal tax law that would increase the required minimum distribution, then you will need to satisfy this increase either from another annuity or tax-qualified account or by taking an Excess Withdrawal from the Contract.
Although lifetime withdrawals up to the Benefit amount do not reduce the Benefit Base Amount, they do reduce Contract values, the Death Benefit, and the amount available for annuitization. We will make lifetime withdrawals proportionally from the Designated Subaccounts as of the date the Benefit payment is made.
Purchase Payments that we receive after the Benefit Start Date will not increase the Benefit Base Amount. Excess Withdrawals taken after the Benefit Start Date will cause an adjustment in the Benefit Base Amount. The Benefit Base Amount is reduced by the same percentage as the percentage reduction in your Account Value due to the Excess Withdrawal. An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.
Example of Impact of Excess Withdrawal on Benefits
This example is intended to help you understand how an Excess Withdrawal impacts the lifetime withdrawal Benefit.
Assume that, on your Benefit Start Date, your Benefit Base Amount is $125,000, your Benefit Percentage is 5%, and the required minimum distribution rules do not require a greater Benefit. These assumptions produce a lifetime withdrawal Benefit of $6,250 ($125,000 x 5% = $6,250) per Benefit Year. Now assume that you have not previously taken an Excess Withdrawal, and you have not taken your Benefit for the current Benefit Year. Then, when your Account Value is $115,000, you withdraw $20,000 from the Contract, leaving you with an Account Value of $95,000.
Step One: Calculate the Excess Withdrawal.

Total withdrawals for the Benefit Year	$20,000
Benefit amount for the Benefit Year	- 6,250

Excess Withdrawal	$13,750
Step Two: Calculate the Account Value immediately before the Excess Withdrawal.

Account Value before withdrawal	$115,000
Benefit amount for the Benefit Year	- 6,250

Account Value before Excess Withdrawal	$108,750
Step Three: Calculate the proportional reduction for the Excess Withdrawal.

1-	$95,000 $108,750	Account Value immediately after the $20,000 withdrawal Account Value immediately before the Excess Withdrawal	= 12.6437%	Percentage Reduction

$125,000	Base Benefit Amount	x 12.6437%	Percentage Reduction	= $15,805	Proportional Reduction
Step Four: Calculate the reduced Base Benefit Amount.

Base Benefit Amount	$125,000
Less proportional reduction for Excess Withdrawals	- 15,805

Base Benefit Amount reduced for Excess Withdrawals	$109,195

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Step Five: Determine the new lifetime withdrawal Benefit.

Base Benefit Amount after reduction	$109,195
Benefit Percentage	x 5%

New lifetime withdrawal Benefit amount	$5,460
Impact of Rider Benefit Payments and Charges
Withdrawals made from the Contract to pay Benefits or to pay charges for the Rider will be subject to all of the terms and conditions of the Contract, except as explained below:
•	the amount need not meet the minimum amount for a withdrawal that is otherwise required;

•	the amount withdrawn may reduce your Account Value below the minimum amount that is otherwise required;

•	we will not terminate the Contract if the amount withdrawn reduces your Account Value below the minimum amount that is otherwise required; and

•	the amount withdrawn may completely exhaust your Account Value.
Also note that, after you activate the Rider, withdrawals under a systematic withdrawal program may be Excess Withdrawals. You should consider the advisability of maintaining a systematic withdrawal program after you activate the Rider.
Reset Opportunities
On each Rider Anniversary before the Benefit Start Date and on the Benefit Start Date, you will have the opportunity to reset the Reset Base Amount equal to your Account Value as of that Rider Anniversary or the Benefit Start Date, whichever is applicable. You may not reset the Reset Base Amount after the Benefit Start Date. If you elect to reset the Reset Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for the next Rider Year. To make a reset election, you must send us a Written Request and we must receive the Written Request before the Benefit Start Date and no later than 30 days after the “reset date” itself.
Generally it would be to your advantage to elect a reset on (1) any Rider Anniversary when your Account Value is higher than the Reset Base Amount on that Rider Anniversary, and (2) on the Benefit Start Date if your Account Value on the Benefit Start Date is higher than the Reset Base Amount on that date. However, if you elect a reset, we may increase the Rider charges to the level that applies to new Contracts at that time.
At any time before the Benefit Start Date, you may choose to automatically reset the Reset Base Amount equal to your Account Value, if higher, on each Rider Anniversary. An automatic reset election must be made by Written Request and will take effect on the next Rider Anniversary. If an automatic reset triggers an increase in the Rider charge, we will send you a notice of the new Rider charge and provide you with the opportunity to opt-out of the reset that triggered the increase. To make an opt-out election, you must send us a Written Request and we must receive the Written Request no later than 30 days from the date of the notice. An opt-out election will end your participation in the automatic reset program. You may voluntarily terminate your participation in the automatic reset program at any time by Written Request.
If you do not elect a reset by Written Request on an applicable Contract Anniversary or request automatic resets, we will not reset the Reset Base Amount even if your Account Value is higher than the Reset Base Amount on the Contract Anniversary.
Spousal Benefit

✓	Spousal Benefit	A Benefit available after the death of the Insured for the remaining life of the Spouse.

✓	Spouse	The person who is the spouse of the Insured as of the Rider Effective Date. A spouse will cease to be considered the Spouse if the marriage of the Insured and Spouse is terminated by divorce, dissolution, annulment, or for other cause apart from the death of the Insured.

A new spouse cannot be substituted after the Rider Effective Date.

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For an additional annual charge, you can elect, at the time that you activate the Rider, to add a Spousal Benefit if the Insured is married on that date.
The Spousal Benefit allows a surviving Spouse to continue to receive, for the duration of his/her lifetime, a withdrawal Benefit provided the following 4 conditions are satisfied:
•	you added the Spousal Benefit at the time that you activated the Rider;

•	the Spouse as of the Rider Effective Date remains the Spouse of the Insured through the death of the Insured;

•	no Death Benefit becomes payable under the Contract; and

•	the Spouse is the sole Beneficiary and elects to become the successor owner of the Contract.
The Spouse’s right to a withdrawal Benefit will continue until his/her death or the termination of the Rider, whichever is first.
If the Spousal Benefit is in effect, the Benefit Percentage is determined based on the age of the Insured or the age of the Spouse, whichever is less, on the Benefit Start Date as set out below.

Age of Younger of Insured or Spouse on Benefit Start Date	Benefit Percentage

At least age 55 but under age 60	4.0%
Age 60 or older	5.0%
Currently, the additional annual charge for the Spousal Benefit is 0.15% of the Benefit Base Amount. After the Rider including the Spousal Benefit is activated, the annual Rider charge rate will never exceed 1.20% of the Benefit Base Amount.
If during the life of the Insured the marriage terminates due to divorce, dissolution or annulment, or death of the Spouse, the Spousal Benefit will end. We will stop the associated Rider charge when we receive evidence of the termination of the marriage that is satisfactory to us. Once the Spousal Benefit has ended, it may not be re-elected or added to cover a subsequent spouse.
Impact on Outstanding Loans
As a general rule, you must transfer your Account Value to one or more Designated Subaccounts before the Rider Effective Date. We will make an exception with respect to collateral for Contract loans outstanding before the Benefit Start Date. The following table describes the special transfer rules applicable to collateral for Contract loans.

Time/Period	Transfer Rule

At the time of activation	You are not required to transfer the portion of your Fixed Account value that is then needed as collateral for a Contract loan.

From time to time after activation and before the Benefit Start Date	We may require you to transfer the portion of your Fixed Account value that is no longer needed as collateral for a Contract loan. You must make this transfer within 30 days of our written notice to you of this requirement, or all rights under the Rider will terminate.

On or before the Benefit Start Date	You must pay off the Contract loan and transfer the portion of your Fixed Account value that is no longer needed as collateral. If you do not pay off the Contract loan and make the required transfer, all rights under the Rider will terminate.
After you activate the Rider, a loan payment will be allocated proportionally to the Designated Subaccounts to which you have allocated your Account Value as of the date the loan payment is made.
Termination of the Rider
All rights under the Rider will terminate at the time indicated if any of the following events occurs:
•	upon your Written Request to decline or terminate the Rider;

•	at any time that the Insured transfers or assigns an ownership interest in the Contract;

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•	if you or a joint owner of the Contract is not a human being, at any time that the Insured is no longer named as an Annuitant under the Contract;
•	upon a failure to transfer funds to a Designated Subaccount before the Rider Effective Date;

•	upon a transfer of funds within the Contract after the Rider Effective Date to an investment option that is not a Designated Subaccount, except to the limited extent required for collateral for a loan;

•	upon an Excess Withdrawal from the Contract that reduces the Benefit Base Amount below $1,250;

•	upon the surrender or annuitization of the Contract;

•	upon a death that would give rise to a Death Benefit under the Contract, unless the Spouse is the sole Beneficiary and elects to become the successor owner of the Contract;

•	upon the death of the Insured before the Benefit Start Date; or

•	upon the complete payment of all Benefits under the Rider.
Declining the Rider
You may decline the Rider at any time by Written Request.
Additional Information about Written Requests
Written Requests must be received by us at our Administrative Office. The address of our Administrative Office is P.O. Box 5423, Cincinnati, Ohio 45201-5423. A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
GUARANTEED MINIMUM WITHDRAWAL BENEFIT
Introduction
We offer a Guaranteed Minimum Withdrawal Benefit through a rider (the “Rider”) to this Contract. If you choose to activate the Rider, it will provide a minimum withdrawal Benefit, up to a certain amount each Benefit Year, even after the Contract value is zero.

✓	Benefit	A guaranteed withdrawal benefit that is available under the Benefits section of the Rider.

✓	Benefit Base Amount	The amount on which Rider charges and Benefit payments are based.

✓	Benefit Start Date	The first day that a Benefit under the Rider is to be paid.

✓	Benefit Year	A 12 month period beginning on the Benefit Start Date or on an anniversary of the Benefit Start Date.

✓	Excess Withdrawal	(1) A withdrawal from the Contract after the Rider Effective Date and before the Benefit Start Date, or (2) a withdrawal from the Contract on or after the Benefit Start Date to the extent that the withdrawal exceeds the Benefit amount that is available on the date of payment. A withdrawal to pay Rider charges is never considered an Excess Withdrawal.

✓	Designated Subaccount	Each Subaccount that we designate from time to time to hold Contract values on which Benefits may be based.

✓	Rider Anniversary	The date in each year that is the annual anniversary of the Rider Effective Date.

✓	Rider Effective Date	The Contract Effective Date or Contract Anniversary on which the Rider is activated.

✓	Rider Year	Each 12 month period that begins on the Rider Effective Date or a Rider Anniversary.

✓	Written Request	Information provided to us or a request made to use that is (1) complete and satisfactory to us and (2) on our form or in a manner satisfactory to us and (3) received by us at our Administrative Office

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Activation of the Rider
You may elect to activate the Rider on the Contract effective date or on any Contract Anniversary. To activate the Rider, you must make a written request before the date on which the Rider is to take effect. The Ride is not effective until you activate it. If you activate the Rider on a date other than the Rider Issue Date, we may change the charge for your Rider.
At the time of activation, you may elect to activate the Spousal Benefit.
Once the Rider is activated, you may not participate in the dollar cost averaging program otherwise available under the Contract.
You cannot activate the Rider
•	if the Contract is a tax-qualified contract and, on the Rider Effective Date, you will be 81 years old or older (or the Annuitant will be 81 years old or older if the Contract is owned by a plan sponsor or trustee);

•	if the Contract is a non-tax-qualified contract and, on the Rider Effective Date, you or the joint owner, if any, will be 86 years old or older (or the Annuitant will be 86 years old or older if you or a joint owner is not a human being);

•	if the Guaranteed Lifetime Withdrawal Benefit Rider is in effect;

•	an event has occurred that would terminate the Rider; or

•	if in the future we are no longer issuing the Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
We are no longer issuing the Rider but, if we issued the Rider with your Contract, you may activate it subject to the restrictions set out above. We will notify you if we prohibit further activations. You may decline the Rider at any time by Written Request.
➢	The Rider may not be available in all states and may not be available with Contracts issued before September 7, 2007. If your Contract was issued in connection with an employer plan, the availability of the Rider may be restricted. For additional information about the availability of the Rider, contact us at our Administrative Office, P.O. Box 5423, Cincinnati OH 45201-5423, 1-800-789-6771.
Some Factors to Consider Before You Activate the Rider
If you activate the Rider, certain restrictions on investment options and withdrawals apply. These restrictions are designed to minimize the possibility that your Account Value will be reduced to zero before your death and, as a result, the possibility that we will be required to make Benefit payments under the Rider from our general account. Unless your Account Value is reduced to zero, Benefit payments are made from your Account Value. If your Account Value is reduced to zero, then Benefits payments are made from our general account. Any Benefit payments under the Rider that we make from our general account are subject to our financial strength and claims-paying ability.
To maximize your potential to receive Benefit payments under the Rider, you should not take any Excess Withdrawals. Due to the long-term nature of an annuity contract, there is a possibility that you may need to take withdrawals, in excess of the Benefit payments under the Rider, to meet your living expenses. Excess Withdrawals will reduce, and could eliminate, Benefit payments under the Rider and may increase the Rider charges.
If you receive Benefit payments under the Rider, there is a possibility that the total Benefit payments under the Rider will be less than the Rider charges that you paid. We will not refund the Rider charges that you pay even if you choose never to take any Benefit payments under the Rider, you never receive any Benefit payments under the Rider, or all Benefit payments under the Rider are made from your Account Value.
Certain qualified contracts may have restrictions that limit the benefit of the Rider.
Before activating the Rider, you should carefully consider the charges, limitations, restrictions and risks associated with the Rider as well as your personal circumstances. It may not be appropriate for you to activate the Rider if:

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•	you plan on taking Excess Withdrawals from your Contract;

•	you do not plan to take Benefit payments under the Rider for a significant period of time; or

•	you are interested in maximizing the annuity benefit, the death benefit, or the tax-deferral nature of your Contract.
Consult your tax advisor and registered representative or other financial professional before you activate the Rider.
Rider Charge
In exchange for the ability to receive minimum withdrawal Benefits, we will assess an annual charge not to exceed 1% of the current Benefit Base Amount. The Rider charge offsets expenses that we incur in administering the Rider and compensates us for assuming the mortality and expense risks under the Rider. Currently, the charge is 0.40% of the current Benefit Base Amount. After the Rider is activated, the charge for your Rider will not change except under the circumstances described in “Reset Opportunities” below.
We will assess the Rider charge on each Rider Anniversary. We will also assess a prorated charge upon surrender of the Contract or termination of the Rider. We will take the Rider charge by withdrawing amounts proportionally from each Designated Subaccount (as discussed below) to which you have allocated your Account Value at the time the charge is taken.
Designated Subaccounts
Before the Rider Effective Date, you must transfer your Account Value to one or more Designated Subaccount(s) that you select. The required transfers must be made by Written Request. If you do not make the required transfers, we will reject your request to activate the Rider.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
The Designated Subaccounts are listed below.
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
Ibbotson Growth ETF Asset Allocation Portfolio-Class II
Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
We reserve the right to change the Designated Subaccounts. If you have activated the Rider and it is in effect, any such change will not require a transfer of existing funds; however, such a change would prevent future allocations and transfers to a Subaccount that is no longer a designated Subaccount. We will send you a written notice of any change in the Designated Subaccounts.
➢	Additional information about the Designated Subaccounts is located in The Portfolios section and Appendix B of this prospectus.
The Designated Subaccounts are generally designed to provide consistent returns by minimizing risk. In minimizing risk, the Designated Subaccounts may also limit the potential for investment return. Consult your registered representative or other financial professional to assist you in determining whether the Designated Subaccounts provide investment options that are suited to your financial needs and risk tolerance.
Following the Rider Effective Date, you may reallocate your Account Value among the Designated Subaccounts in accordance with the Transfer provisions of the Contract.
Impact of the Rider on the Contract
Following the Rider Effective Date, we may decline to accept Purchase Payments to the Contract in excess of $50,000 per Contract Year. Before or after the Rider Effective Date, we may decline to accept any additional Purchase Payments to the Contract if we are no longer issuing annuity contracts with the Rider unless you decline or terminate the Rider. In this case, we will notify you that you must decline or terminate the Rider before we will accept any additional Purchase Payments to the Contract. If the Contract allows loans, all rights under the Rider will terminate if you fail to pay off all loans by the Benefit Start Date, and no new loans may be taken after the Benefit Start Date.

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Impact on Transfers. If you activate the Rider, transfers will be limited to certain designated Subaccounts. The timing restrictions on transfers to and from the Fixed Accumulation Account do not apply to transfer made in connection with activating the Rider.
Impact on Withdrawals. Benefit payments under the Rider are exempt from the withdrawal limits. You can request a Benefit payment in an amount of $500 or less. A Benefit payment can be made that would reduce the Surrender Value of your Contract to less than $500. We will not terminate your Contract if Benefit payments under the Rider reduce the Surrender Value below $500. If you activate the Rider, then withdrawals may adversely affect the benefits under the Rider.
Annuity Benefit. If you activate the Rider, applicable Rider charges will reduce the Annuity Benefit amount.
Death Benefit. If you activate the Rider, applicable Rider charges will reduce the Death Benefit amount.
Benefit Base Amount
The amount of the Benefit payments that will be available to you under the Rider depends on the Benefit Base Amount. The Benefit Base Amount is used to calculate Benefit payments under the Rider. It is not a cash value, surrender value, or death benefit. It is not available for annuitization or withdrawal. It is not a minimum or guaranteed value for any Subaccount or any Contract value.
Unless you elect to reset, the Base Benefit Amount is equal to the Account Value on the Rider Effective Date, less adjustments for any Excess Withdrawals since the Rider Effective Date. On or after the most recent Rider Anniversary for which you elect to reset, as described under “Reset Opportunities” below, the Benefit Base Amount will be equal to your Account Value as of that Rider Anniversary, less adjustments for any Excess Withdrawals since that Rider Anniversary.
If you do not elect a reset by Written Request on an applicable Contract Anniversary or request automatic rests, we will not reset the Benefit Base Amount even if your Account Value is higher than the Benefit Base Amount on the Contract Anniversary.
No reset may be elected after the Benefit Start Date. The Benefit Base Amount is reduced by the same percentage as the percentage reduction in your Account Value due to the Excess Withdrawal.
An outstanding loan balance affects the amount of certain Rider benefits.
Minimum Withdrawals
Anytime after the Rider Effective Date, you may begin taking the minimum withdrawal Benefit.
The Benefit amount that may be withdrawn during each Benefit Year is equal to 5% of the current Benefit Base Amount.
Although withdrawals up to the Benefit amount do not reduce the Benefit Base Amount, they do reduce the total Benefits that remain to be paid under the Rider. They also reduce Contract values, the Death Benefit, and the amount available for annuitization. We will make withdrawals proportionally from the Designated Subaccounts as of the date the Benefit payment is made.
All withdrawals from your Contract, including Benefit payments under the Rider, may result in the receipt of taxable income under federal and state law, and, if made prior to age 59 1/2, may be subject to a 10% federal penalty tax.
At a minimum, the Benefit amount at any point during a Benefit Year will never be less than the Internal Revenue Code “required minimum distribution” for the calendar year that ends with or within the Benefit Year. For this purpose, we will compute the required minimum distribution based on the values of the Contract without considering any other annuity or tax-qualified account. The required minimum distribution will be reduced by all prior withdrawals or Benefit payments from the Contract made in the applicable calendar year. In calculating the required minimum distribution for this purpose, we may choose to disregard changes in the federal tax law that are made after the issue date of the Rider shown on the Rider specifications page if such changes would increase the required minimum distribution. We will notify you if we make this choice. If we choose to disregard changes in federal tax law that would increase the required

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minimum distribution, then you will need to satisfy this increase either from another annuity or tax-qualified account or by taking an Excess Withdrawal from the Contract.
Purchase Payments that we receive after the Benefit Start Date will not increase the Benefit Base Amount. An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.
Duration of Benefits
Your right to take a withdrawal Benefit will continue until the total Benefit payments equal the current Benefit Base Amount. This is not a fixed period. The right to take a withdrawal Benefit will end before the total Benefit payments equal the current Benefit Base Amount if you annuitize the Contract, a death benefit becomes payable under the Contract, or any other event occurs that terminates the Rider.
Your right to take a withdrawal Benefit will last for 20 years if all of the following conditions are met: (1) each year you take a withdrawal Benefit exactly equal to 5% of the Benefit Base Amount, (2) you do not take a withdrawal Benefit of more than 5% of the Benefit Base Amount because of a required minimum distribution, (3) you take no Excess Withdrawals on or after the Benefit Start Date, and (4) the Rider does not terminate. If in any year you take a withdrawal Benefit of less than 5% of the Benefit Base Amount, your right to take a withdrawal Benefit may last for more than 20 years. If you take a withdrawal Benefit of more then 5% of the Benefit Base Amount because of a required minimum distribution, or if you take an Excess Withdrawal on or after the Benefit Start Date, your right to take a withdrawal Benefit may last for fewer than 20 years.
Example of Impact of Excess Withdrawal on Benefits
This example is intended to help you understand how an Excess Withdrawal impacts the minimum withdrawal Benefit.
Assume that, on your Benefit Start Date, your Benefit Base Amount is $125,000, your Benefit Percentage is 5%, and the required minimum distribution rules do not require a greater Benefit. These assumptions produce a minimum withdrawal Benefit of $6,250 ($125,000 x 5% = $6,250) per Benefit Year.
Now assume that, in the first and second Benefit Years, you withdraw the $6,250 Benefit and, in the third Benefit year when your current Account Value is $115,000, you withdraw $20,000 from the Contract, leaving you with an Account Value of $95,000.
Step One: Calculate the Excess Withdrawal.

Total withdrawals for the Benefit Year	$20,000
Benefit amount for the Benefit Year	- 6,250

Excess Withdrawal	$13,750
Step Two: Calculate the Account Value immediately before the Excess Withdrawal.

Account Value before withdrawal	$115,000
Benefit amount for the Benefit Year	- 6,250

Account Value before Excess Withdrawal	$108,750
Step Three: Calculate the proportional reduction for the Excess Withdrawal.

1 -	$95,000	Account Value immediately after the $20,000 withdrawal	= 12.6437%	Percentage Reduction

	$108,750	Account Value immediately before the Excess Withdrawal

$125,000	Base Benefit Amount	x 12.6437%	Percentage Reduction	= $15,805	Proportional Reduction
Step Four: Calculate the reduced Base Benefit Amount.

Base Benefit Amount	$125,000
Less proportional reduction for Excess Withdrawals	- 15,805

Base Benefit Amount reduced for Excess Withdrawals	$109,195

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Step Five: Determine the new minimum withdrawal Benefit and Benefits remaining.

Base Benefit Amount after reduction	$109,195
Benefit Percentage	x 5%

New lifetime withdrawal Benefit amount	$5,460

Base Benefit Amount after reduction	$109,195
Less Benefits for first three Benefit Years	- 18,750

Benefits remaining	$90,445
An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.
Also note that, after you activate the Rider, withdrawals under a systematic withdrawal program may be Excess Withdrawals. You should consider the advisability of maintaining a systematic withdrawal program after you activate the Rider.
Impact of Rider Benefit Payments and Charges
Withdrawals made from the Contract to pay Benefits or to pay charges for the Rider will be subject to all of the terms and conditions of the Contract, except as explained below:
•	the amount need not meet the minimum amount for a withdrawal that is otherwise required;

•	the amount withdrawn may reduce your Account Value below the minimum amount that is otherwise required;

•	we will not terminate the Contract if the amount withdrawn reduces your Account Value below the minimum amount that is otherwise required; and

•	the amount withdrawn may completely exhaust your Account Value.
Reset Opportunities
On each Rider Anniversary before the Benefit Start Date and on the Benefit Start Date, you will have the opportunity to reset the Reset Base Amount equal to your Account Value as of that Rider Anniversary or the Benefit Start Date, whichever is applicable. You may not reset the Reset Base Amount after the Benefit Start Date. If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for the next Rider Year. To make a reset election, you must send us a Written Request and we must receive the Written Request before the Benefit Start Date and no later than 30 days after the “reset date” itself.
Generally it would be to your advantage to elect a reset on (1) any Rider Anniversary when your Account Value is higher than the Reset Base Amount on that Rider Anniversary, and (2) on the Benefit Start Date if your Account Value on the Benefit Start Date is higher than the Reset Base Amount on that date. However, if you elect a reset, we may increase the Rider charges to the level that applies to new Contracts at that time.
At any time before the Benefit Start Date, you may choose to automatically reset the Reset Base Amount equal to your Account Value, if higher, on each Rider Anniversary. An automatic reset election must be made by Written Request and will take effect on the next Rider Anniversary. If an automatic reset triggers an increase in the Rider charge, we will send you a notice of the new Rider charge and provide you with the opportunity to opt-out of the reset that triggered the increase. To make an opt-out election, you must send us a Written Request and we must receive the Written Request no later than 30 days from the date of the notice. An opt-out election will end your participation in the automatic reset program. You may voluntarily terminate your participation in the automatic reset program at any time by Written Request.
Impact on Outstanding Loans
As a general rule, you must transfer your Account Value to one or more Designated Subaccounts before the Rider Effective Date. We will make an exception with respect to collateral for Contract loans outstanding before the Benefit Start Date. The following table describes the special transfer rules applicable to collateral for Contract loans.

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Time/Period	Transfer Rule

At the time of activation	You are not required to transfer the portion of your Fixed Account value that is then needed as collateral for a Contract loan.

From time to time after activation and before the Benefit Start Date	We may require you to transfer the portion of your Fixed Account value that is no longer needed as collateral for a Contract loan. You must make this transfer within 30 days of our written notice to you of this requirement, or all rights under this Rider will terminate.

On or before the Benefit Start Date	You must pay off the Contract loan and transfer the portion of your Fixed Account value that is no longer needed as collateral. If you do not pay off the Contract loan and make the required transfer, all rights under the Rider will terminate.
After you activate the Rider, a loan payment will be allocated proportionally to the Designated Subaccounts to which you have allocated your Account Value as of the date the loan payment is made,
Termination of the Rider
All rights under the Rider will terminate at the time indicated if any of the following events occurs:
•	upon your Written Request to decline or terminate the Rider;

•	upon a failure to transfer funds to a Designated Subaccount before the Rider Effective Date;

•	upon a transfer of funds within the Contract after the Rider Effective Date to an investment option that is not a Designated Subaccount, except to the limited extent required for collateral for a loan;

•	upon an Excess Withdrawal from the Contract that reduces the Benefit Base Amount below $1,250;

•	upon the surrender or annuitization of the Contract;

•	upon a death that would give rise to a Death Benefit under the Contract, unless the Spouse is the sole Beneficiary and elects to become the successor owner of the Contract;

•	upon the death of the Insured before the Benefit Start Date; or

•	upon the complete payment of all Benefits under the Rider.
Declining the Rider
You may decline the Rider at any time by Written Request.
Additional Information about Written Requests
Written Requests must be received by us at our Administrative Office. The address of our Administrative Office is P.O. Box 5423, Cincinnati, Ohio 45201-5423. A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.

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Attachment B
Acknowledgement
          The undersigned, on behalf of the Annuity Investors Variable Account C (the “Registrant”) hereby acknowledge that:
•	The Registrant is responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annuity Investors Variable Account C
By:	Annuity Investors Life Insurance Company

By:	/s/ John P. Gruber
	Name:	John P. Gruber
Its: Senior Vice President, General Counsel & Chief Compliance Officer

Dated: April 27, 2010
CINLibrary 0029645.0553978 2099978v2

201 East Fifth Street, Suite 2200	Cincinnati, Ohio 45202	513.651.6800 • 513.651.6981 fax	www.frostbrowntodd.com